UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

                                                           São Paulo, March 29, 2016.

Management Proposal

of CPFL Energia S.A.

CONTENTS

I – Take the management accounts, examine, discuss and vote on the Management Report and the Financial Statements of the Company, accompanied by the reports of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2015………………………………………….………………….…2

II – Approve the proposal for allocation of the net income for the fiscal ended December 31, 2015………………………………………………………………………3

III – Approve the number of members to compose the Board of Directors, in compliance with Article 15 of the Company’s Bylaws………………………………………………………………………………………….….…4

IV – Elect the sitting and deputy members of the Board of Directors and Fiscal Council.…………………………………………………………………………………………….…4

V – Establish the overall compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council for the period from May 2016 to April 2017…………………………………………………………………………………6

VI – Approve an increase in the capital stock, through capitalization of Bylaws reserve for reinforcement of working capital, with consequent stock bonus ……………………………………………………………………………………...…8

VII – Approve the amendment to Article 5 of the Bylaws to include capital increase …………………………………………………….…..………………………….9

VIII – Clarifications ……………………………………………….…..………………..……….9

Dear Shareholder,

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”) hereby submits to you the Management Proposal (“Proposal”) on the matters to be considered and voted at the Annual and Extraordinary Shareholders' Meetings to be held on April 29, 2016 ("Meetings"), as follows:

I.       Take the management accounts, examine, discuss and vote on the management report and financial statements of the Company, accompanied by the reports of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2015

The Financial Statements and Report from the Management of CPFL Energia were approved by the Board of Executive Officers and audited by the Independent Auditors - Deloitte Touche Tohmatsu – before obtaining favorable opinion from the Board of Directors at its 288th meeting held on March 16, 2016, and the Fiscal Council’s opinion, obtained on the same date, and are hence considered in conditions to be submitted for deliberation at the Shareholders’ Meeting.

The Board of Directors recommends to the Shareholders of the Company to carefully examine the Financial Statements and the Management Report and, if required, obtain clarifications for their doubts, in order to consider and vote on their approval.

The Management recommends that Shareholders approve the Management Report, Management accounts, and Individual and Consolidated Financial Statements of the Company, accompanied by the reports of the Independent Auditors for the fiscal year ended December 31, 2015.

The Financial Statements, Management Report, Independent Auditors’ Report and Fiscal Council’s Report related to fiscal year 2015, prepared in accordance with items I through V of Article 9 of CVM Instruction 481, are available to Shareholders at the Company’s head office, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov), and were published in the March 29, 2016 edition of the newspaper Valor Econômico and the state register Diário Oficial do Estado de São Paulo, in accordance with Article 133 of Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”).

Appendix I to this Proposal, as provided for in Item III of Article 9 of CVM Instruction 481 contains Comments of the Executive Officers on the financial situation of the Company with the objective of providing a reflective analysis, from the viewpoint of its Management, so that the evaluation of the financial situation is as consistent as possible, and is available, as of this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), of BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”) (www.bmfbovespa.com.br) and of the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

II.      Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2015

The net income for the fiscal year ended December 31, 2015 was eight hundred sixty-four million, nine hundred forty thousand, three hundred sixty-four reais and twenty-nine centavos (R$864,940,364.29), which, added to: (i) twenty-six million, one hundred eighteen thousand, nine hundred fifty-eight reais and ninety-six centavos (R$26,118,958.96), related to the reversal of comprehensive income (loss); and (ii) five million, five hundred ninety-six thousand, six hundred one reais and eighty-four centavos (R$5,596,601.84), resulted in the final amount for allocation of eight hundred ninety-six million, six hundred fifty-five thousand, nine hundred twenty-five reais and nine centavos (R$896,655,925.09).

The Management of the Company hereby submits to the Shareholders’ Meeting, the proposal for allocation of the remaining net income after adjustments, in accordance with Paragraph 2, Article 27 of the Company’s Bylaws, recommending the following:

▪   Allocation of forty-three million, two hundred forty-seven thousand, eighteen reais and twenty-one centavos  (R$43,247,018.21) to the legal reserve;

▪  Allocation of two hundred fifty-five million, thirteen thousand, three hundred fifty reais and sixty-eight centavos (R$255,013,350.68) to the Bylaws reserve of the concession financial asset, as a result of the financial restatement of the adjusted expectation of cash flow from the concession financial asset;

▪  Allocation of three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68) to the Bylaws reserve for reinforcement of working capital, due to: (i) the current adverse economic scenario, and (ii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases in 2015; and

▪  Allocation of minimum mandatory dividends totaling two hundred five million, four hundred twenty-three thousand, three hundred thirty-six reais and fifty-two centavos (R$205,423,336.52).

The allocation of net income proposed herein is duly reflected in the Financial Statements of the Company, which have been widely disclosed in accordance with the applicable law.

Note that the information required under Annex 9-1-II of CVM Instruction 481 is available in Appendix II of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

III.    Approve the number of members to compose the Board of Directors, in compliance with Article 15 of the Company’s Bylaws

Pursuant to CIRCULAR LETTER CVM/SEP/N° 02/2016, which provides general guidance on procedures to be complied with by publicly held companies, including arrangements for Shareholders’ Meetings, approval of the number of members of the Board of Directors must be approved in the event the minimum and maximum number of Directors is provided in the Bylaws.

As provided for in the head paragraph of Article 15 of the Company’s Bylaws, its Board of Directors shall be composed of at least seven (7) and at most nine (9) members, all of whom with a unified term-of-office of one (1) year, reelection being allowed.

Note that the Company is currently listed in the Novo Mercado segment of BM&FBOVESPA and, pursuant to the Novo Mercado Listing rules, the Board of Directors must be composed of at least twenty percent (20%) of Independent Directors, which shall be expressly stated in the minutes of the shareholders’ meeting electing said Directors. Elected directors are also deemed independent as allowed under Paragraphs 4 and 5, Article 141 of Brazilian Corporations Law.

As a result, the Management of the Company proposes the election of seven (7) members to compose the Board of Directors, one (1) of whom shall be an Independent Director.

IV.     Elect the sitting and deputy members of the Board of Directors and Fiscal Council

  Board of Directors

The current members of the Board of Directors of the Company, and their respective deputy members, were elected in the Annual Shareholders’ Meeting held on April 29, 2015, for a term of one (1) year.

Given the end of the current term of the members of the Company’s Board of Directors, pursuant to Article 140 of Brazilian Corporations Law, the shareholders’ meeting is responsible for electing the new members to the Company’s Board of Directors.

The Controlling Shareholders recommend the following nominees to serve the 2016/2017 term of office:

Sitting	Deputy
Murilo Cesar Lemos dos Santos Passos	Fernando Luiz Aguiar Filho
Francisco Caprino Neto	Roberto Navarro Evangelista
José Florêncio Rodrigues Neto	Lívio Hagime Kuze
Décio Bottechia Junior	Fernando Manuel Pereira Afonso Ribeiro
Arnaldo José Vollet	Heloisa Helena Silva de Oliveira
Martin Roberto Glogowsky	Carlos Alberto Cardoso Moreira
Ana Maria Elorrieta Independent member

The controlling shareholder informed the management of the Company of its intention to elect seven (7) members for a term of one (1) year.

The nominees to the Board may be elected by majority or multiple vote. Multiple vote will be adopted if required by shareholders representing at least five per cent (5%) of Company’s capital stock.  For the Board of Directors composed of seven (7) members and considering the presence of shareholders representing the entire capital stock in the Meeting, a minimum of 868,887,445 votes (considering each share is entitled to seven (7) votes, pursuant to the head paragraph of Article 141 of Brazilian Corporations Law) is required for electing a member to the Board of Directors of the Company.

Also in relation to the election of Directors by non-controlling shareholders, in the meeting held on April 11, 2006, the Joint Committee of CVM decided to maintain its interpretation of Article 141, Paragraph 5 of Brazilian Corporations Law issued on the meeting of November 8, 2005 (CVM Proceeding RJ/2005/5664), which determines that, in case the company has only issued voting shares, the majority of holders of at least 10% of the total voting stock will be entitled to elect and remove a member and his/her deputy from the Board of Directors, in a voting procedure separate from the shareholders’ meeting.

  Fiscal Council

Pursuant to Article 26 of the Bylaws, the Fiscal Council will be composed of three (3) to five (5) sitting members and an equal number of deputy members, serving a term of office until the Annual Shareholders' Meeting following their election.

The controlling shareholders recommend the following nominees to serve the 2016/2017 term of office:

Sitting	Deputy
Adalgiso Fragoso de Faria Marcelo de Andrade	Paulo Ionescu Susana Amaral Silveira
William Bezerra Cavalcanti Filho	Noel Dorival Giacomitti
João Pinto Rabelo Junior	Benilton Couto da Cunha
Licio da Costa Raimundo	Luiza Damasio Ribeiro do Rosário

Pursuant to CVM Instruction 481, nominees for the positions of representatives of minority shareholders in the Company’s Fiscal Council may be indicated through public proxy solicitations. The information regarding any nominees will be made available at the head office of the Company, its website (www.cpfl.com.br/ir) and the websites of the CVM (www.cvm.gov.br).

Note that the information required under Article 10 of CVM Instruction 481 relating to the candidates nominated to the Board of Directors and Fiscal Council is available in Appendix III of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

V.      Establish the overall compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council of the Company

The management of the Company proposes to the Shareholders’ Meeting to approve the overall annual compensation of the members of the Board of Directors and the Board of Executive Officers for the period from May 2016 through April 2017, of up to twenty-seven million, six hundred nineteen thousand, five hundred fifty-four reais and fifty-nine centavos (R$27,619,554.59), including all benefits and payroll charges.

Of the total compensation proposed for the Management of the Company, the amount of two million, two hundred twelve thousand, seven hundred one reais and seventy-six centavos (R$2,212,701.76) is allocated to the fixed compensation and payroll charges of the Board of Directors and the maximum amount of twenty-five million, four hundred six thousand, eight hundred fifty-two reais and eighty-three centavos (R$25,406,856.83) is allocated to the fixed compensation, variable compensation and payroll charges of the Board of Executive Officers.

The proposal of overall compensation of the members of the Board of Directors is approximately ten point five per cent (10.5%) higher than the amount of two million, three thousand, eighty-nine reais and sixty-one centavos (R$2,003,089.61) approved for fiscal year 2015, which is justified by the adjustment of fees according to estimated 2015 IPCA inflation rate.

The members of the Board of Directors are paid fixed monthly fees, regardless of the number of meetings in the month, and are not entitled to additional compensation for participating in advisory Committees or Commissions. Deputy Directors are not entitled to fees, except when they replace their respective sitting Directors.

The proposal of overall compensation for the members of the Board of Executive Officers is approximately thirty-four point four (34.4%) higher than the amount of eighteen million, nine hundred three thousand, thirty reais and seventy-two centavos (R$18,903,030.72) approved by 2015 Shareholders’ Meeting, which is justified by the following: (1) adjustment of fees according to estimated 2015 IPCA inflation rate; (2) estimated reserve for possible market adjustments; and (3) concentration, in CPFL Energia, of overall fees that, up to 2015, were partially allocated to subsidiary.

The Executive Officers of CPFL Energia waive any fees in subsidiaries in which they hold positions in the Boards of Directors and receive compensation in subsidiaries in which they occupy the positions of Executive Officers.

The fees of Executive Officers are defined based on market surveys conducted by expert consulting firms and are aligned with market practices.

The Management of the Company further proposes that the Meeting approves the overall compensation of the members of the Fiscal Council in the amount of nine hundred seventy thousand, six hundred seventy-nine reais and nineteen centavos (R$970,679.19)  for the period from May 2016 through April 2017.

In accordance with paragraph 3, Article 162 of Brazilian Corporations Law, the Shareholders’ Meeting shall set the fees paid to the Fiscal Council, for each member, in an amount no less than ten percent (10%) of compensation paid on average to each Executive Officer, excluding benefits and profit sharing.

The proposal for overall compensation of the members of the Fiscal Council is approximately ten point five (10.5%) higher than the amount of eight hundred seventy-eight thousand, seven hundred twenty-five reais and forty-one centavos (R$878,725.41) approved for fiscal year 2015, which is justified by the adjustment of fees according to estimated 2015 IPCA inflation rate.

Note that only sitting members of the Fiscal Council are entitled to receiving compensation, whereas their deputies follow the same rules applicable to Deputy Directors, i.e., deputy members of the Fiscal Council only receive compensation when they replace their respective sitting member.

Moreover, the Human Resources Management Committee preliminarily analyzes the proposal for compensation of the Management and Fiscal Council submitted to the Board of Directors, to be later resolved by Shareholders’ Meeting, and follows the establishment of short-term performance goals for the Board of Executive Officers and the determination of annual results.

Pursuant to Article 12 of CVM Instruction 481, information regarding the compensation of the Management and the Fiscal Council of the Company is available in Appendix IV of this Proposal and also at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

VI.     Approve the increase in current capital stock through the capitalization of Bylaws reserve for reinforcement of working capital, with consequent stock bonus

In accordance with the proposal presented by the Board of Executive Officers of the Company for accrual of a Bylaws reserve for reinforcement of working capital, in light of the reasons explained in item II, the Management recommends the approval of the increase in the capital stock of three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68), upon reversal of the Bylaws reserve for reinforcement of working capital, with the consequent issue of twenty-four million, nine hundred thousand and five hundred thirty-one (24,900,531) book-entry common shares with no par value to be distributed to Shareholders, free of charge, in the form of bonus, pursuant to Article 169 of Brazilian Corporations Law.

The Company’s capital will thus increase from five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07), divided into nine hundred ninety-three million, fourteen thousand and two hundred fifteen (993,014,215) book-entry common shares with no par value to five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174,75), divided into one billion, seventeen million, nine hundred fourteen thousand and seven hundred forty-six (1.017.914.746) book-entry common shares with no par value.

Regarding the share bonus:

  For each share held by shareholders at the close of trading on April 29, 2016, 0.02507570448 new share will be issued;
  As of May 2, 2016, the shares will be traded ex-right to bonus, and the new shares will be added to the stock ownership records on May 5, 2016; and
  Bonus shares will be attributed in whole numbers, with the application of the provisions in Paragraph 3, Article 169 of Brazilian Corporations Law for fractions of shares.

Note that the information required under Annex 14 of CVM Instruction 481 is available in Appendix V, as well as the Fiscal Council Report on the capital increase, issued in the meeting held on March 16, 2016, are available for Shareholder consultation in Appendix VI of this Management Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

VII.   Amendment to Article 5 of the Bylaws to include capital increase

The Board of Directors proposes to amend Article 5 of the Bylaws of the Company, in order to include capital increase to reflect the change mentioned in item VI above.

In compliance with the provisions in Article 11 of CVM Instruction 481, Appendix VII of this Proposal contains a table including the current wording, proposed wording and justification for the amendment. This appendix is available to Shareholders, as of this date, at the Company’s head office, at its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and U.S. Securities and Exchange Commission – SEC (www.sec.gov).

VIII.  Clarifications

All documents pertaining to the proposals to be submitted for consideration and voting at the Shareholders' Meeting are available at the Company’s registered office, its website (www.cpfl.com.br/ri) and the websites of the CVM (www.cvm.gov.br), BM&FBovespa (www.bmfbovespa.com.br) and the SEC (www.sec.gov).

Apart from the information available in this Proposal and its Appendices, Shareholders of CPFL Energia may clarify doubts by directly contacting the Investor Relations Department, by email (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Sincerely,

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

10.  Comments of Executive Officers

10.1 Comment on:

The consolidated financial statements for the years of 2015, 2014 and 2013 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”).

a) General Financial and Asset conditions

  2015

The year 2015 proved to be one of the most challenging in CPFL Energia’s history. Nevertheless, if we draw a parallel between the situation faced by the electricity sector at the start of 2015 with the current scenario, the progress made during the course of the year is remarkable.

In the beginning of 2015, the risk of rationing was imminent. With a wet period during which Affluent Natural Energy (ENA) in Brazil’s National Interconnected System (SIN) reached only 71% of the long-term average natural flow (MLT), SIN reservoirs closed April with 35% of their capacity. Recovery of the reservoirs came with an ENA of 113% of MLT during the dry period, combined with load shedding of 1.7% in Brazil in 2015. Now, in early 2016, the Electricity Sector Monitoring Committee (CMSE) calculated the risk of rationing at 0%, which means one less thing that industry players have to worry about.

In the regulatory area, significant progress was made. Energy distributors started the year with the threat of cash imbalances, without being able to rely on funds from the ACR account or the Treasury, which used to subsidize tariffs in the past. However, ANEEL authorized an Extraordinary Tariff Review (RTE), implemented on March 1, 2015, which partially offset the increase in the Parcel A (non-manageable) costs of Distributors. Parcel A was under pressure especially due to the increase in CDE, a sector charge that was significantly hiked at the start of 2015. Another mechanism implemented at the start of the year was dynamic pricing in the form of Tariff Flags, which was a quicker-reaction tool that enabled an additional charge in tariffs to cover the costs of thermal generation and the exposure of distributors to PLD (hydrological risk, ESS and involuntary exposure). Despite all this, the cash gap continued and the CPFL Energia group registered accumulated CVAs of about R$ 1.9 billion at the end of 3Q15, almost equivalent to one year’s cash generation of its energy distributors. In 4Q15, this scenario of accumulation of regulatory assets started being reversed, bringing some relief to the Company's working capital, which closed 2015 with around R$ 1.7 billion in accumulated CVAs.

Though “Tariff Realism”, which allowed readjustments in energy prices, was essential to mitigate cash flow gaps at the distributors, together with the macroeconomic downturn it led to a drop in energy sales, which recorded a consolidated decrease of 4.0% in the year, with 2.0% in residential consumption, 1.0% in commercial consumption and 6.9% in industrial consumption.

The year began with uncertainties surrounding the renewal of distribution concessions, whose terms had not been defined in the Provisional Measure nr. 579/2012, which only dealt with Generation and Transmission projects. During the year, ANEEL addressed the issue by setting the parameters for economic and financial sustainability and quality, which are fundamental to ensure quality customer service. On December 8, 2015, five Distributors that went through this process signed new agreements, which extended their concessions for another 30 years: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari.

Other important development in 2015 was the conclusion of the Public Hearing No. 23/2014, which dealt with the Tariff Review methodologies of Distributors. Most of the methodologies were published in 1Q15, such as regulatory WACC and items such as Operating Costs, Other Revenue, Losses, General Procedures and Others. In December, the methodologies for the treatment of Regulatory Remuneration Base were published, thus concluding the process. The first group company to go through the 4th Tariff Review cycle was CPFL Piratininga, whose tariff event occurred on October 23, 2015. The progress achieved with the new conditions enabled CPFL Piratininga to increase by 5.31% its Parcel B (Parcel that remunerates Investment and covers operating costs and Investment costs). The average tariff increase of CPFL Piratininga was 21.11%.

Finally, the renegotiation of hydrological risk (GSF) of hydroelectric generators was another positive development for the sector, achieved during 2015 after four rounds of Public Hearing. Apart from the impact of adverse hydrological conditions, hydroelectric generation started decreasing also due to unforeseen factors beyond the control of hydroelectric power plants, such as thermal dispatch outside the merit order and growth in the reserve energy capacity, basically composed of wind power, a non-dispatchable source. These conditions have been negatively affecting the balance sheets of generators since the end of 2013. Plants were then offered the possibility of paying a premium to renegotiate this risk. CPFL Energia chose to renegotiate its eligible agreements in the Regulated Contracting Environment (ACR), under SP100 modality, protecting 100% of GSF until the end of the agreements. Renegotiation of hydrological risk returns to hydroelectric power generators, predictability and stability of cash flows.

Despite the improvements achieved in 2015, we must highlight the need for further progress on regulatory issues in order to create the incentives for the electricity sector to resume investments.

The challenges remain in 2016, given the worsening macroeconomic scenario in Brazil. However, the CPFL Energia group is committed to continuing its strategy of financial discipline and operational excellence in order to ensure long-term business sustainability in all the sectors it operates, while providing quality customer service and generating value for our stakeholders.

  2014

In 2014, the electricity sector witnessed another year of volatility and tremendous challenges. Scarce rainfall, among other factors, drove reservoirs to their lowest level ever after the end of the dry season, in November. Consequently, the National Electricity System Operator (ONS) continued to fully use the capacity of thermal plants and the short-term price (PLD) reached a record high, remaining for most of the year at the ceiling of R$822.83/MWh.

In addition to the impact on the cash flow of distributors, the higher PLD also had an adverse impact on demand for energy, since it discouraged a section of industry - which already suffered from the adverse macroeconomic scenario - from producing due to high energy costs. The combination of these effects led to a 3.4% decrease in industrial consumption during the year in the concession area of the eight distributors of the CPFL Energia group. On the other hand, the low voltage network continued to register significant growth in consumption, driven by high temperature early in the year and leading to increases of 7.0% and 7.9% in the residential and commercial segments, respectively, despite the water crisis, which curbed growth in the second half of the year. Consolidated consumption in the concession area increased 2.6% in 2014.

In the regulatory environment, progress was made on many fronts. Public hearing 54/2014 was concluded with the proposal to reduce the price ceiling of PLD to R$388.48/MWh, with the adoption of the Macaé thermal plant as benchmark, while also determining the increase in the PLD floor price to R$30.26/MWh. Moreover, costs of the System Service Fees (ESS) continued to be apportioned among energy consumers.

Discussions regarding the 4th tariff review cycle of distributors advanced with the opening of the second phase of Public Hearing 23/2014, which dealt with items such as Operating Costs, Other Revenues, Losses, General Procedures and others. It is worth noting the advances made by the regulatory agency, such as the proposal for recognition of addition remuneration for Special Obligations of distributors, among other initiatives.

The weighted average cost of capital (WACC) for the 4th tariff review cycle was set at 8.09% and will be implemented for distribution concessionaires with review through December 2017. After said date, the historical series will be restated for companies with reviews as of January 2018, such as RGE and CPFL Paulista, both companies of the CPFL Energia group.

We should also celebrate the approval by the Securities and Exchange Commission of Brazil (“CVM”) in early December of the recognition of assets and liabilities that until 2013 were called “regulatory assets and liabilities” in the financial statements of electricity distributors. This measure, a long-held demand of the sector, will allow the recognition of differences between energy purchase costs and estimated charges in tariffs charged from consumers and the actual costs incurred in the period and which will be transferred to tariffs on the date of the annual adjustment of each distributor. This was only made possible by National Electric Energy Agency (“ANEEL”) approval, on November 25, 2014, through Order no. 4,621, of amendments to concession agreements, including a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified and, consequently, allowed the recording of sectorial financial assets and liabilities.

However, we must highlight the need for further advance in regulatory issues in order to create the incentives for the electricity sector to resume investments.

In the Distribution segment, CPFL Energia closed 2014 with telemetering of all industrial and commercial customers of Group A (high voltage), which total 24,600 localities that no longer require field teams to physically measure consumption for billing. The automated process increases the security of customer data, identifies possible frauds and enables the company to better use the time of its teams.

Conventional generation suffered from the effects of the Generation Scaling Factor (“GSF”), since the full dispatch of thermal power and the reserve energy displaces hydroelectric generation. Therefore, assured energy at plants participating in the Energy Reallocation Mechanism (“MRE”) was not reached, making it necessary for hydroelectric generators who had to meet their contracted energy obligations, to acquire energy. To mitigate volatility at the company’s generation operations and increase cash flow predictability, we recontracted energy from the Serra da Mesa Hydroelectric Plant (“Semesa”) plant in April of 2014, valid through the end of the right to explore this portion of energy by CPFL Geração in 2028.

In the renewable energy segment, the positive highlights were the conclusion of the acquisition of Rosa dos Ventos (which has authorization from ANEEL to explore the Canoa Quebrada and Lagoa do Mato wind farms), the commercial startup of the Atlântica and Macacos I wind farm complexes, which added 198.2 MW to the company’s generation portfolio. Considering also the association with Dobrevê Energia S.A. (“DESA”), which added 277.6 MW to current installed capacity, CPFL Renováveis has installed capacity of 1,769 MW.

The Commercialization segment also posted significant results, driven by the strategy adopted over most of the year: due to the price pressures in the spot market, in the Commercialization area we contracted more energy than our delivery commitments and sold the surplus in the spot market.

  2013

In early year 2013 there was a significant structural change in the electricity sector: the implementation, in January, of the Extraordinary Tariff Revision (RTE) at electricity distributors due to the ratification of the new tariffs resulting from the application of Law 12,783 of January 11, 2013 (“Law 12,783/2013”), dealing with the extension of generation and transmission concession terms that would expire in 2015. This made it possible to reduce electricity tariffs by an average of 20% for all consumers in Brazil. The federal government's move was mainly aimed at increasing the competitiveness of the Brazilian industry at the international level, as well as boosting the country’s growth and economic development.

However, since certain power generation companies did not adhere to Law 12,783/2013 and an auction for contracting existing energy at the end of 2012 was not held, a gap occurred in the contracting of energy of distributors in 2013 - called “involuntary exposure”. The volume of this exposure came to approximately 2,000 average MW of power, entirely settled in the spot market (MCP). Moreover, due to the adverse water scenario in the beginning of 2013, and the commissioning of thermoelectric plants to ensure energy supply, spot market prices came under pressure, resulting in an additional cost for distributors. As a result, led by CPFL Energia and the Brazilian Association of Electricity Distributors (Abradee), the power sector negotiated with the federal government to mitigate these additional costs for the distributors. As a result, within a short time, the federal government announced Decree 7,945/2013, by which funds from the Energy Development Account (CDE) were used to cover these extraordinary expenses. This mechanism prevented these costs from being passed on to the final consumer.

The year also saw the implementation of the 3rd Periodic Tariff revision Cycle (3CRTP) at seven of the eight distribution concessionaires of CPFL Energia. The outcome of this process was in line with management’s expectations, and today all the Group companies have already incorporated the new parameters of this new cycle.

Despite the adverse industry scenario, CPFL Energia recorded excellent results. Total energy sales to final consumers increased 4.8% in 2013, to 59,854 GWh. The distribution business recorded a 3.1% growth in consumption within the Group’s concession area, which reached 58,463 GWh. The residential and commercial segments grew 5.9% and 3.6%, respectively, while the industrial segment grew 2.0%. Another highlight was energy sales by the subsidiary CPFL Renováveis, which grew 61.5%, reflecting the intensive growth of the asset portfolio and the consolidation of its leadership in the alternative renewable energy segment. In 2013, projects that started commercial operations generated a total of 130MW, of which 100MW came from biomass and 30MW from wind farms.

Another area of progress was the implementation of smart grid technology at the distributors to improve the quality of services provided to consumers and at lower costs. Of the 25,000 intelligent meters estimated for this phase of the project, nearly 13,000 have already been installed. These meters should significantly improve the measurement of consumption (telemetering) and the monitoring of the distribution grid. Moreover, field service teams will be equipped with GPS systems and real-time data communication, which will speed up customer service and reduce the transport costs of the teams. Of the nearly 1,300 field teams, around 400 are already equipped with this new technology.

It is also worth noting the results of the cost cutting initiatives announced in 2011, particularly the Zero-Based Budget (ZBB). In nominal terms, personnel, maintenance, outsourcing and other expenses were reduced by 3.8% since 2011 while inflation, as measured by the IGP-M inflation index, stood at 12.2% during the period. In real terms, the reduction in expenses was 14.9%.

The regulatory requirements and challenges posed by an adverse scenario do impose major obstacles for the entire sector. However, the results achieved by CPFL Energia in recent years underline the Group’s growth strategy, which is mainly anchored on solid and conservative financial discipline, focus on financial and operating results, creation of value for shareholders and excellence in services to all consumers.

b) capital structure:

Capital Structure	2015	2014	2013
Own Capital	42%	40%	41%
Third party capital	58%	60%	59%

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

  2015

On December 31, 2015, our working capital reflected an excess of current assets over current liabilities of R$2,984 million, an increase of R$1,186 million compared to R$1,798 million at December 31, 2014. The main causes of this increase were:

(i)      an increase of R$1,325 million in cash and cash and equivalents as described in item 10.1.h below;

(ii)     an increase of R$924 million in balances of consumers receivables mainly reflected an increase in the average overall tariff adjustment, which combines the RTA, Tariff Flags and RTE effects on our distribution subsidiaries, applying particularly to electricity sales to Captive Consumers;

(iii)    an increase of R$875 million in net Sector Financial Assets (see note 8 of our consolidated financial statements);

(iv)   an increase of R$604 million in derivative financial instruments;

Those increases were partially offset by:

(i)            the transfer of R$537 million from concession financial asset account to intangible assets account due to extension of the term of distribution concessions (see note 11 to our consolidated financial statements);

(ii)           an increase of R$787 million in suppliers mainly because of sales to wholesalers (R$507 million) and system service charge of R$204 million;

(iii)          increase of R$808 million in regulatory charges, mainly Energy Development Account (CDE);

(iv)          increase of R$217 million in income taxes; and

(v)           increase of R$203 million in dividends payable.

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2015 (including other long-term contractual obligations):

(1)         Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections. These future interests are not recorded on our Balance Sheet.

(2)         Estimated future contributions to the post-employment benefit.

(3)         Amounts payable under long term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year end 2015 price. See item 10.2.b of this form and note 36 of our consolidated financial statements.

(4)         Estimated expenses related to distribution and transmission system services charges, until the end of the concession periods. Until 2014 we presented the system service charges along with the electricity purchase agreements, and we segregated the amounts in a specific row in 2015.

(5)         Estimated expenses related to the payment of the risk premiums for the coverage of the hydrological risk. See note 28.2 to our consolidated financial statements.

(6)         The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the Renewable Energy segment.

Our capital requirements are primarily for the following purposes:

•         We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects;

•         Repayment or refinancing maturing debt. At December 31, 2015 we had outstanding debt maturing during the following 12 months in the total amount of R$3,640 million; and

•         Dividends on a semiannual basis. We did not pay dividends in 2015 (R$987 million in dividends paid in 2014). The amount paid in 2014 excludes dividends paid by our controlled subsidiaries to non-controlling shareholders.

  2014

On December 31, 2014, working capital stood at a surplus (current assets exceeding current liabilities) of R$1,798 million, down R$561 million from the R$2,359 million on December 31, 2013.

The main causes of this decrease are:

(i)            transfer of the balance of debentures in the amount of R$2,007 million from non-current to current given their maturity in the next 12 months, offset by:

(ii)           An increase in accounts receivable driven by R$352 million in CDE funds;

(iii)          an increase in accounts receivable in the amount of R$589 million driven by net financial sector assets; and

(iv)          transfer of the balance of financial concession assets in the amount of R$540 million from non-current to current (this amount is related to the indemnification of 5 distributors with concessions that expire in July 2015).

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2014 (including other long-term contractual obligations):

	Payment due per period (R$ million)
		Less than 1			After 5
Contractual obligations as of December 31, 2014:	Total	year	1-3 years	4-5 years	years
Suppliers	2,375	2,375	-	-	-
Debt obligations ¹	26,265	4,945	8,008	8,636	4,676
Public utilities ¹	85	4	8	8	65
Post-employment benefit ²	1,964	125	255	265	1,319
Other	292	258	16	-	18
Total of Balance Sheet items ¹	30,981	7,707	8,287	8,909	6,078
Electricity purchase agreements ³	128,203	10,562	20,541	20,843	76,255
Generation Projects [4]	1,049	173	877	-	-
Suppliers	2,307	1,262	806	69	170
Total of other commitments	131,559	11,997	22,224	20,912	76,425
Total of contractual obligations	162,540	19,704	30,511	29,821	82,503

(1)         Includes payment of interest, including future interest on the projected cash flow based in non-discounted, through projections of indices. These future interests are not recorded in our balance sheet.

(2)         Future contributions estimated for pension plans.

(3)         The amounts payable under long-term electric energy purchase contracts are subject to variations in price and may be renegotiated in certain cases. The table presents the values payable by contracted volumes, using prices applicable at the end of 2014. See note 36 to our consolidated financial statements for more information.

(4)         Power plant construction projects include financial commitments to provide funds for construction and the acquisition of concessions for subsidiaries in the renewable energy segment.

In 2014, our capital requirements are primarily for the following purposes:

•     We made capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.

•     Repayment or refinancing maturing debt. At December 31, 2014 we had outstanding debt maturing during the following 12 months in the total amount of R$3,526 million; and

•     Dividends on a semiannual basis. We paid R$987 million in dividends in 2014 and R$816 million in dividends in 2013.

  2013

On December 31, 2013, working capital posted a surplus (greater current assets than current liabilities) of R$2,359 million. The main causes of this surplus were operating cash flow and a decrease in outstanding debt reaching maturity within the next 12 months (including interest), as well as a decrease in charges, regulatory fees and taxes, interest and social contributions payable.

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2013 (including other long-term contractual obligations:

(1)         Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections. These future interests are not recorded on our Balance Sheet.

(2)         Estimated future contributions to the post-employment benefit.

(3)         Amounts payable under long term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year end 2013 price. See note 34 to our consolidated financial statements.

(4)         The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the renewable energy segment.

In 2013, our need for funds was allocated to the following objectives:

•     Investments to continue improving and expanding distribution systems and complete renewable energy generation projects;

•     Amortize or refinance outstanding debt. On December 31, 2013, the balance of non-amortized debt maturing within the next 12 months was R$1,837 million;

•     Semiannual payment of dividends. Payment of R$816 million in 2013 and R$1,394 million in 2012.

d) sources used for financing working capital and investments in non-current assets

The main sources of resources come from operating cash generation and financing.

During 2015, subsidiaries of CPFL Energia brought in funding mainly for financing investments in our generation and distribution segment, as well as to reinforce the working capital of the companies.

It has been contracted new financing for investment with the Brazilian Economic and Social Development Bank (“BNDES”) as FINEM / FINAME financing, new funding with financial institutions under foreign borrowing lines and new debenture issues.

CPFL Energia has adopted in recent years, a pre funding strategy regarding its debts. It may either retire the debt due in advance or carry cash to improve its liquidity.

CPFL Energia will continue to apply it in 2016 in relation to debt due in 2017.

By applying this strategy, we aim to reduce CPFL Energia’s future cash flow exposure and its exposure to interest rate risk, as well as to maintain its liquidity level and its debt profile trough debt refinancing actions and reduction of costs.

For more information on financing sources utilized by the Company, see line (F) of this item 10.1.

Indebtedness

2015 compared to 2014

Our total indebtedness increased R$2,583 million, or 13.5%, from December 31, 2014 to December 31, 2015, reaching R$ 21,733 million, mainly as result of:

•         Issuances of debentures in the total amount of R$646 million by CPFL Renováveis in order to reinforce working capital and debt payments and to fulfill required investments for our renewable generation subsidiaries.

•         New borrowings from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment,  FINAME, and Financing and Entrepreneurship, FINEM, in the total amount of R$921 million primarily to fulfill the investment plan for our  distribution subsidiaries (R$569 million) and other services companies (R$9 million) as well as to fulfill required investments for our renewable generation subsidiaries (R$343 million); and

•         New borrowings in the amount of R$2,968 million (of which R$2,612 million is U.S. dollar denominated debt) at most of our distribution and generation subsidiaries  to reinforce working capital, finance debt payments, refinance maturing debt and fulfill required investments for our subsidiaries.

The increases listed above where partially offset by payment of debentures in the total amount of R$2,021 million by CPFL Energia (R$1,305 million), CPFL Geração (R$272 million), CPFL Piratininga (R$268 million) and WF2 (R$176 million).

Despite the increase of the indebtedness, analyzing the net debt, including derivatives (assets and liabilities), there was a reduction of approximately R$521 million. This is mainly due to the significant increase in derivative assets accounts due to the depreciation of the local currency (real) in 2015.

2014 compared to 2013

Total indebtedness increased by R$2,129 million, or 12.5%, from December 31, 2013 to December 31, 2014, mainly due to:

•           The issuance of debentures in the amount of R$1,005 million by CPFL Geração (R$705 million) to refinance debt and investments in subsidiary projects and by CPFL Renováveis (R$300 million) to strengthen working capital and investment in subsidiary projects. In addition to the normal issuances, we have consolidated the first and second debentures issuance of WF2 and its subsidiary DESA, in the total amount of R$262 million, due the acquisition of WF2 on October 1, 2014.

•           BNDES loans through FINAME and FINEM  in the amount of R$543 million, mainly to comply with the semiannual investment plan for our largest distribution subsidiaries (R$91 million), investments for renewable generation subsidiaries (R$389 million) and investments in our subsidiaries operating other service activities (R$63 million);

•           Funding in the amount of R$1,574 million (R$1,313 million of which in dollar-denominated debt) by our distribution and generation subsidiaries to strengthen working capital, lengthen the debt profile.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

In 2016 and 2017, we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital, both in the domestic and overseas markets, and those offered by the government through lines of financing provided by BNDES, in order to expand and modernize the electricity system of the distribution companies, to undertake new investments in the Generation segment (both from Conventional Sources and Renewable Sources) and to be prepared for possible consolidation in the sector.

f) indebtedness levels and characteristics of such debts, also describing:

2015

Total debt outstanding at December 31, 2015 (including accrued interest and excluding derivatives) was R$21,733 million. Approximately R$6,940 million of our total outstanding debt, or 31.9%, was denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,640 million of our total outstanding debt is due in 12 months.

2014

On December 31, 2014 total indebtedness (including accrued interest) was to R$19,150 million. Of this total, approximately R$3,441 million, or 18.0%, were pegged to the US dollar. The company hires swap operations to reduce exposure to exchange rates resulting from these obligations. In 2014, a total of R$3,526 million of indebtedness matures in the coming 12 months.

2013

On December 31, 2013, our total debt (including accrued interest) was R$17,021 million. Of this total, approximately R$2,008 million, or 11.8%, was issued in U.S. dollars. We contracted swap operations to reduce our exposure to exchange rates resulting from part of this debt. In 2013, a total of R$1,837 million of our debt is set to mature in 12 months.

i. relevant loan and financing contracts

Main Financing Contracts in 2015 (including accrued interest):

•      BNDES. On December 31, 2015, we had R$5,265 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais and relate to: (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,577); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,596 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$92 million).

•      Debentures. On December 31, 2015, we had indebtedness of R$7,070 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms of these debentures are summarized in note 18 to our consolidated financial statements.

•      Working capital. On December 31, 2015, we had R$1,622 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•      Other real‑denominated debt. On of December 31, 2015, we had R$857 million outstanding under a number of other real‑denominated facilities. The most significant part of these real-denominated facilities relates to our renewable energy subsidiaries (R$699 million) and our distribution subsidiaries (R$158 million). They are indexed based on the CDI or TJLP and bear interest at different rates.

•       Other U.S. dollar‑denominated debt. At December 31, 2015, we had the equivalent of R$6,940 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For further details on our borrowings, debentures and derivatives, see notes 17, 18 and 35 to our consolidated financial statements.

Main Financing Contracts in 2014 (including charges):

•       BNDES. On December 31, 2014, we had an outstanding balance of R$5,331 million from a number of financing lines from the BNDES. These loans are denominated in Brazilian real. The most significant portion of these loans is related to (a) loans to our generation subsidiaries, CPFL Renováveis and CERAN (R$3,974 million) and (b) financing for investment programs by our distributors (R$1,269 million), particularly CPFL Paulista, CPFL Piratininga and RGE and (c) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$88 million).

•       Debentures. On December 31, 2014, the outstanding balance of debentures was R$8,472 million, divided among series issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms and conditions of debentures are summarized in note 18 to our consolidated financial statements.

•       Working Capital. On December 31, 2014, the outstanding balance of working capital loans indexed to the CDI overnight rate for distribution, generation and service subsidiaries came to R$1,803 million.

•       Other Brazilian Real-denominated Debt. On December 31, 2014, the outstanding balance stood at R$105 million, in terms of other lines of credit denominated in Brazilian real.

•       Other U.S. Dollar-denominated debt. On December 31, 2014, the balance of other outstanding dollar-denominated debt came to R$3,441 million. We contract swap operations to reduce our exposure to exchange rates resulting from these obligations. For more details on loans, debentures and derivatives, see notes 17, 18 and 35 to our consolidated financial statements.

Main Financing Contracts in 2013 (including charges):

•       BNDES. On December 31, 2013, we had an outstanding balance of R$4,973 million from several financing lines released by BNDES. These loans are in Brazilian reais and relate to (a) loans for our generation subsidiaries CPFL Renováveis and CERAN (R$3,431 million) and (b) financing for investment programs among our distributors, particularly CPFL Paulista, CPFL Piratininga and RGE, (R$1,512 million).

•       Debentures. On December 31, 2013, the outstanding balance of debentures came to R$7,791 million, divided among several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms and conditions of debentures are summarized in note 17 to our consolidated financial statements.

•       Working Capital. On December 31, 2013, we had an outstanding R$1,669 million working capital loans indexed to the CDI overnight rate for our distribution, generation and service subsidiaries.

•       Other Debts indexed to the Brazilian real. On December 31, 2013 we had an outstanding balance of R$580 million from several other lines of credit indexed to the Brazilian real. The most significant portion of these loans is related to CPFL Renováveis (R$515 million) and our distribution subsidiaries (R$28 million). The majority of these loans are restated based on the CDI rate or IGP-M and are subject to different interest rates.

•      Other Debts indexed to the U.S. dollar. On December 31, 2013, we had other financing indexed to the U.S. dollar, the outstanding balance of which came to R$2,009 million. We have hired swap contacts to reduce our exposure to exchange rates resulting from these obligations. For more details on our loans, debentures and derivatives, please see Notes 16, 17 and 34 to our consolidated financial statements.

ii. other long-term relationships with financial institutions

On the date of this document, the Group had no other long-term relationships with financial institutions, aside from those described in item (i) above.

iii. level of subordination among debt

There is no subordination of the Company’s debt, observing, however, that certain debts were contracted with real guarantees and, therefore, have preference over other debt if the Company were to reach bankruptcy within the limit of the real guarantee.

iv. restrictions imposed by the issuer, particularly, regarding indebtedness limits and the hiring of new debt, the distribution of dividends, sale of assets, issue of new securities and the sale of shareholding control, as well as if the issue has been in compliance with such restrictions.

Restrictive Covenants

The Company and its subsidiaries  are subject to financial and operating covenants under our financial instruments and those of our subsidiaries. The main parameters established by financial institutions under these instruments are: (i) net indebtedness divided by EBITDA; (ii) net indebtedness divided by the sum of net indebtedness and net equity; (iii) maintaining the debt service coverage ratio and own capitalization ratio and (iv) other restrictions such as restrictions on the payment of dividends to our subsidiaries.

BNDES: borrowings from the BNDES restrict the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, Ceran and CPFL Telecom to: (i) not paying dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without after fulfillment of all contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

•       Net indebtedness divided by EBITDA – maximum of 3.5;

•       Net indebtedness divided by the sum of net indebtedness and Equity – maximum of 0.90.

CPFL Geração

The borrowings from the BNDES raised by the indirect subsidiary CERAN establish:

•       Maintaining the debt service coverage ratio at 1.3 during the amortization period;

•       Restrictions on the payment of dividends to the subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior approval of the BNDES.

CPFL Telecom

Maintaining, by the Company, the following ratios:

•       Equity / (Equity + Net Bank Debt) of more than 0.28; and

•       Net Bank Debt / Adjusted EBITDA of less than 3.75.

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item):

FINEM I and FINEM VI

•       Maintaining the debt service coverage ratio “ICSD” (cash balance for the prior year + cash generation for the current year) / debt service charge for the current year) at 1.2.

•       Own capitalization ratio of 25% or more.

In December 2015 and 2014, the subsidiary obtained a waiver from the BNDES for determination of the ICSD for FINEM VI the years ended December 31, 2015 and 2014, respectively.

FINEM II and FINEM XVIII

•       Restrictions on the payments of dividends if a debt service coverage ratio of 1.0 or more and a general indebtedness ratio of 0.8 or less are not achieved.

FINEM III

•       Maintaining Equity/(Equity + Net Bank Debt) ratio of more than 0.28, determined in the Company's annual consolidated financial statements;

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM V

•       Maintaining the debt service coverage ratio at 1.2;

•       Maintaining the own capitalization ratio at 30% or more.

In December 2014, the subsidiary obtained a waiver from Banco do Brasil for determination of the ICSD for the year ended December 31, 2014.

FINEM VII, FINEM X and FINEM XXIII

•       Maintaining the annual debt service coverage ratio at 1.2.

•       Distribution of dividends limited to the Total Liabilities/ ex-Dividend Equity ratio of less than 2.33.

FINEM IX, FINEM XIII and FINEM XXV

•       Maintaining the Debt Service Coverage Ratio at 1.3 or more.

FINEM XXVI

•       Maintaining the Debt Service Coverage Ratio of the SPEs. at 1.3 or more after amortization starts;

•       Maintaining the consolidated Debt Service Coverage Ratio at 1.3, or more, determined in the annual consolidated financial statements of the subsidiary Turbina 16 (“T-16”), after amortization starts.

FINEM XI and FINAME XXIV

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

•       Maintaining the Debt Service Coverage Ratio of the indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. at 1.3 or more after amortization starts;

•       Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding S.A., after amortization starts;

FINEM XIV

•       Maintaining the half-yearly equity ratio (ICP), defined by Equity/Total Assets ratio, at 30% or more of the project’s total investment, and a debt service coverage ratio at 1.3 or more during the amortization period.

In June 2015, the Company obtained from the Brazilian Development Bank (BNDES) waiver of its obligation to calculate the two ratios above in relation to the six months period ended June 30, 2015.

FINEM XV and FINEM XVI

•       Maintaining the quarterly equity ratio (ICP) at 25% or more, defined by the ratio of Equity to Total Assets;

•       Maintaining the quarterly debt service coverage ratio at 1.2 or more during the amortization period.

FINEM XVII

•       Maintaining the debt service coverage ratio at 1.2 or more during the amortization period;

•       Maintaining the annual consolidated debt service coverage ratio at 1.3 or more, determined in the consolidated financial statements of Desa Eólicas S.A.

FINEM XIX, FINEM XX, FINEM XXI e FINEM XXII

•       Maintenance of Debt Service Coverage Ratio of 1.2 or more during the effective period of the agreement;

•       Maintenance of Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis during the effective period of the agreement;

•       Maintenance of an Equity/(Equity + Net Debt) ratio of 0.41 or more from 2014 to 2016 and 0.45 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis, during the effective period of the agreement.

In December 2014, the Company obtained a waiver from the BNDES for calculation of the ICSD and the Net Debt/EBITDA ratio, fulfillment mandatory for the parent company for the year ended December 31, 2014.

In December 2015, the Company obtained waiver from the BNDES involving the latter’s concurrence with non-fulfillment of the ICSD without acceleration of maturity of the debt being declared in relation to the year ended December 31, 2015.

HSBC

•       Since 2014, there is the obligation to maintain the Net Debt/ EBITDA ratio of less than 4.50 in June 2014, 4.25 in December 2014, 4.0 in June 2015 and 3.50 in the other half yearly periods until settlement.

NIB

•  Maintaining the half-yearly debt service coverage ratio at 1.2;

•  Maintaining an indebtedness ratio of 70% or less;

•  Maintaining a financing Coverage Ratio of 1.7 or more.

Banco do Brasil

•       Maintaining the annual debt service coverage ratio at 1.2 or more during the amortization period.

Foreign currency borrowings - Bank of America, Merrill Lynch (except for CPFL Piratininga), J.P Morgan (except for RGE*), Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo, Santander (except for CPFL Energia), Sumitomo, Mizuho, HSBC and BNP Paribas (Law 4,131)

The foreign currency borrowings taken under Law 4,131 are subject to certain restrictive covenants, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually. The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

(*) Loan with balance of R$ 139,466 at December 31, 2015 and falling due on February 22, 2016.

For purposes of determining covenants, the definition of EBITDA for the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (for both EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries are subject to acceleration of maturities in the event of changes in the Company’s ownership structure or in the ownership structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the control block.

Furthermore, failure to comply with the obligations or restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In Management’s opinion, all restrictive covenants and clauses are adequately complied with at December 31, 2015.

Debentures

The debentures are subject to certain restrictive covenants, which include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Paulista (6th and 7th issues), CPFL Piratininga (6th and 7th issues), RGE (6th and 7th issues), CPFL Geração (5th , 6th , 7th and 8th issues), CPFL Brasil and CPFL Santa Cruz

Maintaining, by the Company, of the following ratios:

•       Net indebtedness divided by EBITDA – maximum of 3.75;

•       EBITDA divided by Finance Income (Costs) - minimum of 2.25;

For purposes of determination of covenants, the definition of EBITDA, in the Company, takes into consideration the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (both for EBITDA and assets and liabilities).

CPFL Renováveis

The issues of debentures for the year ended December 31, 2015 contain clauses that require the subsidiary CPFL Renováveis to maintain the following financial ratios:

- 1st issue of CPFL Renováveis

•       Operating debt service coverage ratio - minimum of 1.00;

•       Debt service coverage ratio - minimum of 1.05;

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020;

•       EBITDA divided by Net finance costs - minimum of 1.75.

The subsidiary obtained approval from the debenture holders for non-compliance with the following:

i.      Debt Service Coverage ratio related to the calculation of June 2015, through the General Meeting of Debentureholders held on June 30, 2015.

ii.     Debt Service Coverage ratio related to the calculation of December 2015, through the General Meeting of Debentureholders held on December 21, 2015.

- 2nd issue of CPFL Renováveis

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 3rd issue of CPFL Renováveis

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 1st issue of the indirect subsidiary PCH Holding 2 S.A

•       Maintaining the Debt Service Coverage ratio of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 2nd issue of Dobrevê Energia S/A (DESA)

•       Maintaining a net debt/dividends ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018.

- 1st issue of T-16 (Turbina 16 Energia)

•       Maintenance of consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

- 1st issue of Campos dos Ventos V Energias Renováveis

•       Maintenance of consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

- 1st issue of Santa Úrsula Energias Renováveis

•       Maintenance of consolidated Net Debt/EBITDA ratio at no more than 5.6 for the year 2015.

Various debentures of subsidiaries and joint ventures are subject to acceleration of maturities in the event of changes in the Company’s ownership structure or in the ownership corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In Management’s opinion, all restrictive covenants and clauses are adequately complied with at December 31, 2015.

g) limits of  thefunds already contracted and ratio of the portions already used

The percentages utilized for our previously contracted financing, referring to the last three fiscal years, are presented below:

h) significant changes in each item of the financial statements

Management has presented consolidated balance sheets and financial statements of income for the fiscal years ended December 31, 2015, 2014 and 2013 and 2012 with demonstrations of all variations and comments on the most relevant.

Comments on the most relevant variations in Assets:

Cash and cash equivalents:

Balance of R$5,683 million in 2015, corresponding to 14.0% of total assets, up 30.4% (R$1,325 million) from 2014, due to:

(i)            cash generation of R$ 2,558 million from operational activities, which is basically adjusted net income (R$4,551 million), the increase in receivings from CDE/CCEE (R$181 million); the increase in trade payables (R$787 million) and regulatory charges (R$808 million); increase in taxes, duties and social contributions (R$ 137 million); which was partially offset by the reduction in accounts receivable from consumers, concessionaires and licensees (R$1,055 million), as well as sector financial assets and liabilities (R$882 million); the payment of debt and debenture charges (R$1,596 million) and tax, civil and labor lawsuits of R$ 248 million, and by the reduction in other accounts receivable or payable (R$126 million);

(ii)           cash utilization of R$1,525 million in investment activities, basically for the acquisition of intangible and fixed assets (R$1,428 million), mainly investments in the energy distribution and renewable energy generation infrastructure; and

(iii)          cash generation of R$ 292 million from financing activities, basically resulting from borrowings and debentures net of amortizations (R$ 359 million).

Balance of R$4,357 million in 2014, representing 12.4% of total assets, for a 3.6% (R$151 million) increase over 2013, due to: (i) cash flow of R$1,593 million provided by operating activities, mainly adjusted net income (R$4,463 million), offset by the payment of debt service charges and debentures (R$1,334 million) and income tax and social contribution (R$552 million) and sector assets and liabilities that were not received (R$911 million); (ii) use of R$933 million in investment activities mainly focused on the acquisition of intangible and fixed assets (R$1,062 million), mainly investments in distribution infrastructure and renewable generation and (iii) use of R$509 million resulting from financing activities, mainly due to the payment of dividends (R$1,017 million), offset by funding through loans and debentures, net of amortization (R$507 million).

Balance of R$4,206 million in 2013, representing 13.6% of total assets, for a R$1,771 million increase (72.7%) over 2012, resulting from: (i) cash generation of R$2,518 million resulting from operational activities, mainly adjusted net income (R$4,227 million), offset by the payment of debt and debenture charges (R$1,093 million) and income and social contribution taxes (R$560 million); (ii) cash generation of R$948 million resulting from financing activities, resulting from the funding of loans and debentures, net of amortization, and a public offering of shares (R$1,837 million), offset by the payment of dividends (R$839 million) and (iii) use of cash in the amount of R$1,695 million in investment activities, particularly the acquisition of intangible assets and property, plant and equipment (R$1,734 million), more specifically investments in distribution and renewable generation infrastructure.

Consumers, concessionaires and licensees:

The balance of R$ 3,304 million in 2015, which corresponds to 8.2% of total assets, was 39.1% (R$ 929 million) higher than in 2014, basically due to the increase in average tariffs, in turn resulting from the annual tariff adjustments (RTA), the effects of the extraordinary tariff review and revenues from tariff flags at our distributors as from 2015.

Balance of R$2,375 million in 2014, equivalent to 6.8% of total assets, increased 9.8% (R$213 million) over 2013, mainly due to an increase in average tariffs among the three main distributors.

The balance of R$2,008 million in 2013, equivalent to 6.5% of total assets, was down R$197 million (8.9%) from 2012, mainly as a result of 16.3% lower average tariffs.

Deferred tax assets and liabilities:

Net tax dues of R$1,098 million in 2015, an increase of R$635 million from the net tax credits of R$463 million in 2014, due to: (i) the increase in net tax dues on account of temporary differences that are not deductible from income tax, in the amount of R$ 695 million and social contribution of R$ 251 million, mainly by the recognition of derivatives (R$ 610 million and R$ 220 million, respectively) and PIS and Cofins of R$ 21 million; (ii) reduction in tax credit resulting from the tax benefit on goodwill merged of R$ 58 million; (iii) compensated by the increase in tax credits from the tax loss on the income tax of R$ 292 million and negative social contribution bases of R$ 105 million.

The balance of net tax debt came to R$463 million in 2014, increasing R$515 million, compared to the balance of net tax credit of R$52 million in 2013, mainly due to temporary differences that cannot be deducted from income tax (R$299 million) and social contribution (R$109 million), mainly due to intangible assets – exploitation rights/authorization from indirect subsidiaries acquired and tax benefits on incorporated goodwill (R$63 million).

Sector financial assets and liabilities:

The balance of net sector financial assets and liabilities of R$1,954 million in 2015 increased by R$1,043 million, compared to R$911 million in 2014, mainly due to the cost of electricity purchased from Itaipu, in the amount of R$1,420 million, which will be passed on to consumers in future tariff adjustments (see note 8 of our consolidated financial statements).

Concession Financial Assets:

The balance of R$3,607 million in 2015, equivalent to 8.9% of total assets, represent increases of R$232 million (6.9%) as a result of infrastructure investments for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system (R$368 million), as well as adjusted cash flow expectation (R$415 million), partially offset by the transfers for intangible assets (R$537 million), related to the extension of the concession agreements of distribution subsidiaries.

The balance of R$3,375 million in 2014 and R$2,787 million in 2013, equivalent to 9.6% and 9.0% of total assets, respectively, represent increases of R$588 million (21.1%) and R$410 million (17.2%), respectively, as a result of infrastructure investments for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system, as well as adjusted cash flow expectation.

Property, Plant and Equipment:

The balance of R$ 9,173 million in 2015, which corresponds to 22.6% total assets, was a slight increase of 0.3% (R$ 24 million) from 2014, mainly due to investments of R$ 584 million, mainly in construction projects at CPFL Renováveis, which was offset by the depreciation in the year of R$ 504 million and write-offs of R$28 million, as well as the recognition of impairment losses of R$ 33 million (for more details, see note 14.1 of the consolidated financial statements).

The balance of R$9,149 million in 2014, equal to 26.0% of total assets, increased 18.6% (R$1,432 million) over 2013, mainly as a result of acquired assets recorded on the date of acquisition of Rosa dos Ventos and DESA, in the amount of R$1,617 million and investments in the amount of R$338 million, mainly in projects under construction by CPFL Renováveis, partially offset by depreciation in the fiscal year of R$421 million and a write-off of R$97 million.

The balance of R$7,717 million in 2013, equal to 24.9% of total assets, increased by R$613 million (8.6%) over 2012, mainly resulting from a R$931 million investment, mainly in the construction of CPFL Renováveis in the amount of R$826 million, offset by depreciation of R$331 million in the fiscal year.

Intangible Assets:

The balance of R$9,210 million in 2015, which corresponds to 22.7% of total assets, increased by 3.1% (R$ 280 million) from 2014, chiefly due to: (ii) the investments in expansion, maintenance, improvement, modernization and reinforcement of the electrical system, in the amount of R$889 million; (ii) the creation of intangible assets as a result of renewals of electricity distribution concessions, with the transfer of accounts receivable from the financial assets of the concession in the amount of R$ 537 million; compensated by (iii) the amortization in the year of R$ 777 million; (iv) the transfer to financial concession assets in the amount of R$ 330 million due to acquisitions in the year; (v) the write-off and transfers to other assets in the amount of R$ 35 million; and (vi) the recognition of losses for impairment, in the amount of R$ 6 million (for more details, see note 15.2 of the consolidated financial statements).

Balance of R$8,930 million in 2014, equal to 25.4% of total assets, increased 2.1% (R$182 million) over 2013, due to (i) intangible assets from business combination recognized on the date of the acquisition of DESA and Rosa dos Ventos by the subsidiary CPFL Renováveis, in the amount of R$634 million; (ii) investments in expansion, maintenance, improvement, modernization and reinforcement of the electrical system in the amount of R$729 million; offset by (iii) amortization in the fiscal year of R$729 million and (iv) the transfer of financial concession assets in the amount of R$436 million.

The balance R$8,748 million in 2013, equal to 28.2% of total assets, decreased by R$432 million (4.7%) from 2012, mainly due to: (i) R$727 million in amortization in the fiscal year; (ii) transfers to the financial asset of the concession and other assets in the amount of R$521 million and R$43 million respectively; offset by (iii) investments for expansion, maintenance, improvements, modernization and strengthening of the electrical system in the amount of R$861 million.

Comments on the most relevant variations in Liabilities:

Trades payable:

The balance of R$ 3,162 million in 2015, corresponding to 7.8% of total liabilities and shareholders’ equity, increased by 33.2% (R$ 787 million) from 2014, basically due to: (i) the increase in electricity supply by R$ 507 million, of which R$476 million was related to energy purchased from Itaipu, and adjustments for inflation to free energy of R$ 14 million; (ii) the increase in systems service charges by R$ 204 million; (iii) the increase in suppliers of materials and services in the amount of R$ 81 million, which was partially offset; and (iv) by the reduction in electricity network charges of R$ 19 million.

The balance of R$2,374 million in 2014, representing 6.8% of total liabilities and shareholders’ equity, increased by 26.0% (R$489 million) from 2013, mainly due to (i) an increase in the cost of energy purchased in the amount of R$595 million and (ii) partially offset by a reduction in material and service suppliers in the amount of R$88 million.

The balance of R$1,885 million in 2013, equivalent to 6.1% of total liabilities and shareholders’ equity, was up R$196 million (11.6%) over 2012, mainly as a result of (i) an increase in the cost of energy purchased of R$329 million; and (ii) partially offset by a reduction in changes for use of the Transmission and Distribution systems of R$152 million.

Borrowings and debentures:

The balance of R$21,733 million in 2015, of total debt including loans, debentures and respective charges, which correspond to 53.6% of total liabilities and shareholders' equity, increased by 13.5% (R$2,583 million) from 2014, basically due to fresh funding in the amount of R$4,532 million on account of the strategic plan for the expansion of generation and distribution businesses; the charges, net of payments, and inflation adjustments of R$ 494 million; partially offset by amortizations of R$ 4,038 million.

The balance of R$19,150 million in 2014 of total debt including loans, debentures and respective charges, accounting for 54.6% of total liabilities and shareholders' equity, increased by 12.5% (R$2,129 million) over 2013, mainly due to new funding in the amount of R$3,186 million due to the strategic plan for expansion of generation and distribution businesses; charges and monetary adjustment of R$612 million; debt recognized on the date of acquisition of Rosa dos Ventos and DESA in the amount of R$1,010 million, partially offset by amortization in the amount of R$2,679 million.

The balance of R$17,021 million in 2013 of total debt, including loans, debentures and respective charges, equal to 54.8% of total liabilities and shareholders’ equity, was up R$1,548 million (10.0%) over 2012, mainly due to the hiring of new funds in the amount of R$5,958 million to back the strategic business expansion plan, financing for projects under construction by CPFL Renováveis, partially offset by amortization in the amount of R$4,449 million.

Main funding in 2015, 2014 and 2013 is disclosed in the Financial Statements.

Capital reserves:

The 2015 balance of R$468 million, equal to 1.3% of total liabilities and shareholders’ equity, was accrued due to: (i) the business combination of DESA by the subsidiary CPFL Renováveis in 2014, of R$180 million; (ii) the public offering of CPFL Renováveis, in 2013, of R$60 million; and (iii) the business combination of CPFL Renováveis in 2011, of R$228 million.

Legal Reserve:

This variation refers to the accrual of the Legal Reserve, equal to 5% of Net Income in each of fiscal years.

Statutory reserve – financial asset of concession:

Refers to the effect of recording, by distribution subsidiaries, of the adjustment in the expected cash flow from the financial asset of the concession in the annual result and, being a result whose financial realization will happen only at the time of indemnification (at the end of the concession), these amounts are withheld based on article 194 of Law 6,404/76, until the financial realization of these amounts. The closing balance on December 31, 2015 is R$ 585 million.

Statutory reserve – working capital improvement:

In 2015, to strengthen the capital structure of the Company, the ESM of April 29, 2015 approved a capital increase in the amount of R$ 555 million, by capitalizing the balance available in the statutory reserve – working capital increase, constituted in 2014, which was distributed to shareholders as bonus shares, pursuant to article 169 of Law 6,404/76.

Considering the prevailing adverse economic scenario and the uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases during 2015, the Company’s Management is proposing the allocation of R$ 393 million to the statutory reserve - working capital increase.

Comments on the most relevant variations in the Statement of Income:

Net operating revenue:

Net operating revenue is the sum of revenue from electric energy operations, other operating revenue and deductions from operating revenue (taxes and sector contributions). Below is a comparative table of revenue from 2015, 2014 and 2013:

2015			2014			2013	
	R$	GWh	HA %	R$	GWh	HA %	R$	GWh
Revenue from Eletric Energy Operations								
Residential	9,833	16,164	50.5%	6,534	16,501	14.4%	5,710	15,426
Industrial	5,527	12,748	42.7%	3,872	14,144	7.4%	3,605	14,691
Commercial	5,266	9,259	51.7%	3,471	9,437	17.4%	2,956	8,837
Rural	750	2,152	51.0%	497	2,326	19.7%	415	2,081
Public Administration	675	1,278	50.3%	449	1,295	15.3%	389	1,234
Public Lighting	573	1,649	67.3%	343	1,622	13.5%	302	1,586
Public Services	879	1,797	55.2%	567	1,861	16.5%	487	1,820
(-) Adjustment of revenues from excess demand and excess reactive power	(79)		-5.5%	(84)		40.7%	(60)	
Billed	**23,425**	**45,049**	49.7%	**15,648**	**47,187**	13.4%	**13,805**	**45,675**
Own comsuption	-	33	0.0%	-	34	0.0%	-	34
Unbilled (Net)	203		221.1%	63		-14.1%	74	
Emergency Charges - ECE/EAEE	-		0.0%	-		0.0%	-	
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(8,118)		48.6%	(5,465)		3.4%	(5,287)	
Electricity sales to final consumers	**15,509**	**45,082**	51.4%	**10,246**	**47,221**	19.3%	**8,591**	**45,709**
Furnas Centrais Elétricas S.A.	486	3,026	1.7%	478	3,026	8.1%	442	3,026
Other Concessionaires and Licensees	2,223	10,656	31.5%	1,691	9,628	-9.8%	1,874	10,918
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(47)		100.0%	-		0.0%	-	
Spot market energy	875	4,289	-10.4%	976	2,334	374.0%	206	1,031
Electricity sales to wholesalers	**3,537**	**17,971**	12.5%	**3,145**	**14,988**	24.7%	**2,522**	**14,975**
Revenue due to network usage charge - TUSD - captive consumers	8,165		49.4%	5,465		3.4%	5,287	
Revenue due to network usage charge - TUSD - free consumers	1,898		91.6%	991		2.6%	966	
(-) Adjustment of revenues from excess demand and excess reactive power	(17)		-6.4%	(18)		23.7%	(15)	
Revenue from construction of concession infrastructure	1,047		10.8%	945		-5.9%	1,004	
Sector financial assets and liabilities (note 8)	2,507		175.2%	911		100.0%	-	
Amounts from energy development account - CDE	896		16.2%	771		22.8%	628	
Other revenues and income	367		7.7%	341		-4.2%	356	
Other operating revenues	**14,862**		58.0%	**9,405**		14.3%	**8,226**	
Total gross operating revenue	**33,909**		48.7%	**22,796**		17.9%	**19,339**	
ICMS	(4,686)		50.8%	(3,107)		11.9%	(2,777)	
PIS	(529)		57.6%	(336)		23.8%	(271)	
COFINS	(2,438)		57.5%	(1,548)		24.1%	(1,247)	
ISS	(8)		8.2%	(8)		36.8%	(6)	
Global reversal reserve - RGR	(3)		7.0%	(2)		-37.7%	(4)	
Fuel Consumption Account - CCC	-		0.0%	-		-100.0%	(54)	
Energy development account - CDE	(3,970)		1361.8%	(272)		74.9%	(155)	
Research and development and energy efficiency programs	(159)		34.7%	(118)		5.8%	(111)	
PROINFA	(91)		-9.6%	(101)		1.3%	(99)	
Emergency Charges - ECE/EAEE	(1,796)		100.0%	-		0.0%	-	
Inspection fee	(23)		100.0%	-		0.0%	-	
Deductions from operating revenue	**(13,703)**		149.6%	**(5,490)**		16.7%	**(4,706)**	
Net operating revenue	**20,206**		16.8%	**17,306**		18.3%	**14,634**

Main variations in Net Operating Revenue between 2015 and 2014:

Gross Operating Revenue:

Compared to the year ended December 31, 2014, gross operating revenue increased 48.7% (R$ 11,113 million) in the year ended December 31, 2015, amounting to R$33,909 million:

The main contributing factors to variations were:

•       The increase of 49.7% (R$7,777 million) in billed supply due to: (i) an increase of 56.8% (R$8,889 million) in the average overall tariff adjustment, as a result of the RTA, Tariff Flags and RTE effects of  each distribution company, (ii) partially offset by the reduction of 4.5% (R$ 1,112 million) in the amount of energy sold.

•       12.5% (R$392 million) increase in electric energy sold to wholesalers, mainly driven by (i) a R$587 million increase (19.9%) in the amount of energy sold to wholesalers, partially offset by a decrease in average price of 6.2% (R$195 million).

•       Increase of 91.6% (R$ 907 million) in revenue due to network usage charge (TUSD) for free consumers in our concession areas.

•       Increase of 175.2% (R$ 1,596 million) related to the recognition of sector financial assets and liabilities (see notes 3.14 and 8 to our consolidated financial statements).

•       12.4% (R$253 million) increase in other operating income, mainly due to: an increase of 16.2% in low-income subsidies and tariff discounts with CDE funds (R$125 million), and a 10.8% (R$102 million) increase in revenue from concession infrastructure construction.

Deductions from Operating Income:

Deductions from Operating Income in 2015 came to R$ 13,703 million, increasing 149.6% (R$ 8,213 million) from 2014. The main drivers of this change were:

•       50.8% (R$ 1,579 million) increase in ICMS taxes, mainly due to greater billed supply;

•       57.6% (R$ 1,084 million) increase in PIS and COFINS taxes, mainly due to an increase in billed supply and sale of electric energy to wholesalers and other revenue;

•       R$3,698 million increase in the Energy Development Account – CDE of distribution companies. Included in the annual quota for 2015 are (i) part of the CDE contributions received by distribution companies from January 2013 to January 2014, which shall be billed for customers and transferred to the CDE account in five years since the RTE of 2015; and (ii) the quota related to the amortization of the ACR account, which shall be collected and transferred to the CDE account since the ordinary tariff process (RTA or RTP) of 2015 (see notes 27.6 and 28.1 to our consolidated financial statements).

•       R$1,851 million increase related to other consumer charges, mainly related to the collection of tariff flags by the distribution companies from their consumers (R$ 1,796 million) since January 2015 (see note 27.5 to our consolidated financial statements).

Main variations in Net Operating Revenue between 2014 and 2013:

Gross Operating Revenue:

Gross operating revenue in 2014 to R$ 22,796 million, grew 17.9% (R$ 3,457 million) from 2013.

 This variation was mainly the result of the following factors:

•       13.4% increase (R$1,843 million) in billed supply, justified by: (i) a 9.7% (R$1,342 million) increase in average tariffs, as well as a 3.3% (R$501 million) increase in the amount of energy sold;

•       24.7% (R$623 million) increase in electric energy sold to wholesalers, mainly driven by (i) a R$770 million increase in the amount of energy sold to wholesalers in the spot market due to the 109.4% (R$225 million) increase in average price and the 126.4% (R$545 million) increase in the amount of energy sold; (ii) R$36 million increase in sales to Furnas – due to the IGP-M inflation index, offset by: (iii) a R$184 million decrease in other concessionaires and permit holders, mainly due to the 11.8% (R$227 million) decrease in the amount of energy sold and an increase in average price of 2.3% (R$43 million).

•       R$911 million increase related to the accrual basis recognition of our contractual right to pass on these incremental costs to consumers through subsequent tariffs or to pay or receive payment from the granting authority for the remaining amounts at the expiry of the concession (see notes 3.14 and 8 to our consolidated financial statements).

•       3.3% (R$268 million) increase in other operating income, mainly due to: (i) an increase in low-income subsidies and tariff discounts with CDE funds (R$143 million), (ii) increased TUSD revenue from captive consumers (R$177 million) mainly driven by an increased tariff, partially offset by (iii) a 5.9% (R$59 million) decrease in revenue from concession infrastructure construction, due to lower investment levels.

Deductions from Operating Income:

Deductions from Operating Income in 2014 came to R$5,490 million, increasing 16.7% (R$784 million) from 2013. The main factors in this variation were:

•       11.9% (R$329 million) increase in ICMS taxes, mainly due to greater billed supply;

•       24.0% (R$365 million) increase in PIS and COFINS taxes, mainly due to an increase in billed supply and sale of electric energy to wholesalers and other revenue; and

•       21.9% (R$88 million) in sector charges, resulting from (i) the Account for Energy Development – CDE (R$116 million), (ii) R&D and Energy Efficiency Program (R$6 million), partially offset by a decrease in the Fuel Consumption Account - CCC (R$34 million).

Main variations in the Cost of Electric Energy in 2015 compared to 2014:

The Cost of Electric Energy in 2015 came to R$13,312 million, up 25.1% (R$2,669 million) compared to 2014, driven by the following variations:

•       Electric Energy Purchased for Resale:

16.6% (R$1,689 million) increase mainly due to (i) R$1,486 million increase in purchases of energy from Itaipu, reflecting an increase of 110.5% in the average price of energy purchased (in reais), caused by the average depreciation of 41.8% of the real against the U.S. dollar during 2015 and the increase of 41.6% of the tariff (which is established on an annual basis by ANEEL in US$/kW), offset by a 1.5% decrease in the volume of energy purchased; (ii) a decrease (which represents an increase of Cost of Electric Energy) of R$2,341 million in reimbursement of costs by the CDE Account in comparison with the year ended December 31, 2014; and (iii) an increase of 4.0% (or R$355 million) in the cost of energy purchases in the Regulated Market, which represents the net effect of an increase of 4.7% in the volume of the energy purchased offset by a reduction of 0.7% in the average price; partially offset by (iv) a decrease of 76.0% (or R$2,294) million in cost from energy purchased in the Free Market, reflecting a decrease of 41.9% (R$1,266 million) in the volume and 58.7% (R$1,028 million) in the average price of energy purchased; and (v) an increase of R$191 million (or 19.1%) in tax credits (PIS and COFINS) from purchases of energy.

•       Distribution System Use Charges:

201.7% (R$979 million) increase mainly due to increases in the (i) System service charges - ESS (R$822 million); (ii) Basic Network Charges (R$120 million); (iii) reserve energy charges of R$44 million, partially offset by an increase in PIS and Cofins tax credits (R$98 million).

Main variations in the Cost of Electric Energy in 2014 compared to 2013:

The Cost of Electric Energy in 2014 came to R$10,643 million, up 29.8% (R$2,446 million) compared to 2013, driven by the following variations:

•       Electric Energy Purchased for Resale:

36.0% (R$2,689 million) increase mainly due to rising average prices, driven by exposure and variation in the calculation of "PLD" prices, price adjustments and exchange variation in purchases from Itaipu.

•       Distribution System Use Charges:

33.3% (R$242 million) decrease mainly due to (i) System service charges - ESS (R$422 million) net of inflows from CCEE; (ii) Reserve Energy Charges (R$22 million); offset by (iii) increased Basic Network Charges (R$168 million) due to transmission adjustments and (iv) a decrease in PIS and Cofins tax credits (R$27 million).

Operating Costs and Expenses:

Main variations in Operating Costs and Expenses in 2015 compared to 2014:

Operating Costs and Expenses came to R$4,642 million, up 12.6% (R$519 million) from 2014. This variation was due to:

•       R$87 million (10.2%) increase in personnel expenses, driven by an 8.2% growth in headcount.

•       R$120 million (10.3%) increase in depreciation and amortization, mainly due to the operational startup of new investments in our subsidiaries and assets recognized due to the acquisition of DESA;

•       R$103 million (10.9%) increase in expenses related to construction of concession infrastructure, due to investments in improvements and expansion of distribution system;

•       R$12 million (25.0%) increase in employee expenses due to our post-employment benefit obligation at December 31, 2015;

•       R$55 million increase in materials and third party services;

•       R$142 million (29.9%) increase in other operating expenses, mainly due to: (i) a R$43 million increase in expenses related to allowance for doubtful debts, mainly resulting from accounts receivable from consumers; (ii) a R$71 million increase in legal, court and indemnification expenses; (iii) the recognition of R$39 million of impairment in the subsidiary CPFL Telecom and CPFL Total; (iv) partially offset by a R$21 million decrease in the inspection fee, which was recognized as a deduction from operating income in 2015.

Main variations in Operating Costs and Expenses in 2014 compared to 2013:

Operating Costs and Expenses came to R$4,123 million, down 1.4% (R$55 million) from 2013. This variation was due to:

•       R$129 million (17.8%) increase in personnel expenses, driven by an 8.9% growth in headcount and the recognition of expenses with DESA personnel in the last quarter of 2014.

•       R$117 million increase in depreciation and amortization, mainly due to the operational startup of new investments in our subsidiaries and assets recognized due to the acquisition of DESA;

•       R$39 million increase in outsourced services;

•       R$62 million (6.2%) decrease in expenses related to construction of concession infrastructure, due to lower investments in improvements and expansion of distribution system;

•       R$13 million decrease in employee expenses due to our post-employment benefit obligation as of December 31, 2014;

•       R$165 million (17.8%) decrease in other operating expenses, mainly due to: (i) a R$237 million decrease in legal, court and indemnification expenses; partially offset by (ii) a decrease of R$60 million in the net income related to disposal and decommissioning and other noncurrent assets, which resulted in a net loss of R$21 million for the year ended December 31, 2014 and (iii) a R$13 million increase in expenses related to allowance for loan losses mainly resulting from accounts receivable from consumers.

Finance Result:

Main variations in Financial result in 2015 compared to 2014:

The Company presented Net Finance Costs of R$1,015 million in 2015, decreasing R$75 million from 2014, mainly due to:

•       75.0% (R$668 million) increase in finance income, driven by (i) R$310 million increase in financial income arising from an adjustment in the estimated cash flow of the financial assets of our concessions; due to (see note 11 to our consolidated financial statements); (ii) the recognition of the adjustments to the sector financial asset from January 2015, in the total amount of R$163 million; (iii) R$42 million increase in earnings from financial investments; (iv) R$69 million increase in late payment interest and fines; (v) R$42 million increase in adjustments for inflation of tax credits and escrow deposits; (vi) R$65 million increase in adjustment of inflation and exchange rate changes; and (vii) partially offset by a R$53 million increase in PIS and COFINS deductions on other finance income; and

•       29.9% increase in finance costs (R$593 million), mainly due to: (i) R$622 million increase in interest on debts and adjustment for inflation and exchange rate changes due to increased indebtedness, (ii) partially offset by a R$33 million increase in capitalized interest related to renewable energy generation projects.

Main variations in Financial result in 2014 compared to 2013:

The Company posted a Net Financial Loss of R$1,089 million in 2014, increasing R$118 million from 2013, mainly due to:

•       A 27.3% (R$191 million) increase in financial income, driven by (i) an increase in earnings from financial investments (R$114 million); (ii) a R$105 million increase in financial income arising from an adjustment in the estimated cash flow of the financial assets of our concessions; (iii) increase in financial income arising from monetary adjustments of tax credits (R$17 million); offset by a R$44 million decrease in monetary adjustments of judicial deposits; and

•       Increase in financial expenses of 18.5% (R$309 million), mainly due to: (i) debt charges and monetary and exchange adjustments (R$316 million) mainly due to increased indebtedness, (ii) a decrease in capitalized borrowing costs (R$45 million) due to the startup of a number of renewable energy generation projects, offset by (iii) a decrease related to the adjustment in the estimated cash flow of the financial assets of our concessions (R$67 million) and (iv) an increase in other financial expenses (R$15 million).

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

The Company’s operational segments are separated in accordance with the internal structure of financial information and Management, segmented by type of business: distribution activities, conventional sources for generation, renewable sources for generation, commercialization and services.

The profitability of each of our segments differs. Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority. The volume sold varies according to external factors such as weather, income level and economic growth. This segment represents 82.0% of our net operating revenue (79.0% in 2014 and 79.1% in 2013), but its contribution to our net income was smaller in 2015 at 71.5% of our net income for the year (by comparison, our distribution activities accounted for 95.3% of our net income in 2014 and 76.5% in 2013).

The contributions of distribution, conventional generation , renewable generation, commercialization and services to net operating revenue and net income (loss) for the fiscal years ended December 31, 2015, 2014 and 2013 are presented below:

Our Conventional Generation sources segment consists in substantial part of Hydroelectric Power Plants, and our Renewable Generation sources segment consists of wind farms, Biomass Thermoelectric Power Plants, Small Hydroelectric Power Plants and a solar power plant. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects become operational, they generally result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs. As a result, in the year ended December 31, 2015, our Renewable Generation segment provided 19.9% of our operating income, but due to the significant financial expenses incurred to finance these projects, the segment’s contribution to net income was negative (-6.4%).

As of December 31, 2015, 6.7% of the property, plant and equipment in the Renewable Generation Sources segment was under construction.

Our Commercialization segment sells electricity to Free Consumers and other concessionaries or licensees.

Our Services segment offers our consumers a wide range of electricity-related services. These services are designed to help consumers improve the efficiency, cost-evectiveness and reliability of the electric equipment they use.

Our segments also purchase and sell electricity and value-added services from and to one another. In particular, our Generation (from both conventional and renewable sources), Commercialization and Services segments sell electricity and provide services to our Distribution segment. Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another, which is reflected in the column entitled “Elimination” in the table below. However, the analysis of results by segment would be inaccurate if the same set-offs were carried through with respect to sales between segments. As a result, sales from one segment to another have not been eliminated or set-off in the discussion of results by segment below.

Corporate services and other activities not related to previous segments are grouped into “Others”. Included in the presentation of the operating segments are items directly attributable to them, as well as any necessary allocations, including intangible assets and depreciations.

i. description of any important components of the revenue;

Our operating revenue is from distribution, generation (conventional and renewable sources), commercialization and services activities related to energy, as explained below:

•         Distribution: consists, in large part, of the supply of electric energy to captive customers, as well as the receipt of a tariff for use of the distribution network;

•         Generation: consists of the sale of energy generated by conventional sources (hydroelectric plants and thermoelectric plants) and alternative and renewable sources, such as small hydroelectric plants, wind farms and thermoelectric plants run on sugarcane biomass;

•         Commercialization: consists of supply and sale to wholesalers of electric energy to free customers, and sale to other concessionaires and licensees;

•         Services: consist of the rendering of value-added services related to electric energy, such as self-production systems, distribution systems, electric maintenance and equipment recovery, among other services provided.

In addition to our five operating segments above, we consolidate a number of activities known as “Others”. The activities consolidated under Other consist of (i) two transmission assets held through CPFL Geração, of which one (CPFL Piracicaba) is operational and the other (CPFL Morro Agudo) is under construction, (ii) CPFL Telecom and (iii) our holding company expenses other than the amortization of intangible assets related to our concessions, which is allocated to our operational segments.

ii. factors which materially affected the operational results

Operating Results - 2015 versus 2014

Net Operating Revenue

Compared to the year ended December 31, 2014, our net operating revenues increased 16.8% (or R$2,900 million) in the year ended December 31, 2015, amounting to R$20,206 million. The increase in operating revenue primarily reflected an increase in the average overall tariff adjustment, which combines the RTA, Tariff Flags and RTE effects on our distribution subsidiaries, applying particularly to electricity sales to Captive Consumers and TUSD revenue from Free Consumers in our concession areas. In addition, we recognized an increase of R$1,596 million in revenue related to Sector Financial Assets and Liabilities, which equaled R$2,506 million in 2015 compared with R$911 million in 2014. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to receive cash from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see note 8 to our consolidated financial statements). This leads to an adjustment to recognize the future increase (or decrease) in tariffs to take account of additional (or lower) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue. The increase in this item in 2015 was principally driven by the depreciation of the real, leading to a future adjustment in tariffs to take account of the increased expenses in purchasing energy (in U.S. dollars) from the Itaipu generation facility.

Net operating revenue for the year ended December 31, 2015, includes the net operating revenue from the assets acquired from WF2 (DESA) for the full twelve months, while net operating revenue for the year ended December 31, 2014 only includes net operating revenue from these assets for three months, as they were acquired in the fourth quarter of 2014. Also included in net operating revenue are the revenues relating to the construction of concession infrastructure in the amount of R$1,047 million in the year ended December 31, 2015, which did not affect our results, due to corresponding costs in the same amount.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to final consumers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to Final Consumers increased 49.7% (or R$7,777 million) in the year ended December 31, 2015, to R$23,425 million. Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our eight distribution subsidiaries as well as well as TUSD revenue from the use of our network by Captive Consumers, both being subject to tariff adjustment, as described below.

Distribution companies’ tariffs are adjusted every year, in percentages specific to each category of consumer. The month in which the tariff adjustment becomes effective varies. The adjustment for the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). In the year ended December 31, 2015, energy prices increased by an average of 56.8%, mainly due to the positive average overall tariff adjustment of our distribution subsidiaries (consisting of RTA, Tariff Flags and RTE effects). See note 27 to our consolidated financial statements. Average prices for Final Consumers in 2015 were higher for all consumer categories:

•           Residential and commercial consumers. With respect to Captive Consumers (which represent 99.7% of the total amount sold to this category in our consolidated statements), average prices increased 53.6% for residential and 54.9% for commercial, due to the positive average overall tariff adjustment, as described above. With respect to Free Consumers (which comprises only commercial consumers) the average price increased 31.6%.

•           Industrial consumers. Average prices increased 60.2% for Captive Consumers, mainly due to tariff adjustments, as described above. With respect to Free Consumers, the average price for industrial consumers increased 42.8%. The increase in the average price for industrial consumers was due to the tariff increase, which resulted from annual adjustment to tariffs in the contracts for the use of our distribution system (TUSD) by Free Consumers.

The total volume of energy sold to Final Consumers in the year ended December 31, 2015 decreased 4.5% compared to the year ended December 31, 2014. The volume sold to residential and commercial categories, which accounts for 64.5% for our sales to Final Consumers, decreased 2.0% and 1.9%, respectively. These decreases are a result of an increase in unemployment, decreasing real incomes and an increase in electricity tariffs. Our results in these categories were also adversely affected by milder temperatures throughout the year.

The volume sold to industrial consumers, which represented 23.6% of our sales to Final Consumers in 2015 (compared with 24.7% in 2014), decreased by 9.9% in the year ended December 31, 2015 compared to the year ended December 31, 2014. Volumes to Captive Consumers in this category decreased 7.3%, while those in the Free Market decreased 14.4%, reflecting weaker performance in Brazilian economic activity, the recent decline in confidence in the Brazilian industrial sector and increased inventory held by Brazilian companies throughout the year. Additionally, industrial consumers in our distribution concession areas that buy from other suppliers in the Free Market also pay us a fee for the use of our network, and this revenue is reflected in our consolidated financial statements under “Other Operating Revenues”.

Sale to Wholesalers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to wholesalers increased 14.0% (or R$434 million) to R$3,537 million in the year ended December 31, 2015 (10.4% of gross operating revenues), due mainly to an increase of R$533 million in sales of electricity to other concessionaires and licensees, composed of an increase of 10.7% in the volume sold and 18.8% in the average price. This increase was offset by a decrease of 10.4% (R$101 million) in sales of energy in the spot market, which represents the net effect of an increase of 82.2% in the volume of energy sold and a decrease of 50.8% in the average price compared to 2014. The decrease of the average price can be explained by the decrease in the PLD ceiling price approved by ANEEL in 2015, which was R$388.48/MWh in 2015 compared to R$822.83/MWh in 2014.

Other operating income

Compared to the year ended December 31, 2014, our other gross operating revenues (which excludes the revenue due to network usage charge – TUSD – captive consumers) increased 70.0% (or R$2,757 million) in the year ended December 31, 2015 to R$6,697 million (19.8% of our gross operating revenues), mainly due to: (i) the increase of R$1,596 million in revenue from Sector Financial Assets and Liabilities described above; (ii) an increase of 91.6% (or R$907 million) in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers due to annual tariff adjustment on such contracts; (iii) the increase of 16.2% (or R$125 million) in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our consolidated financial statements); and (iv) an increase of 10.8% (or R$102 million) in revenue from construction of concession infrastructure.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue. The state level value added tax (ICMS) is calculated based on gross operating revenue to Final Consumers (Billed); federal PIS and COFINS taxes are calculated based on total gross operating revenue, while the research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue. Other regulatory charges vary depending on the regulatory effect reflected in our tariffs. These deductions represented 40.4% of our gross operating revenue in the year ended December 31, 2015 and 24.1% in the year ended December 31, 2014. Compared to the year ended December 31, 2014, these deductions increased by 149.6% (or R$8,213 million) to R$13,703 million in 2015, mainly due to: (i) an increase of R$3,698 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2015 (see note 27.6 to our consolidated financial statements); (ii) an increase of R$1,796 million in tariff flag revenues recognized in 2015, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (iii) an increase of 50.8% (or R$1,579 million) in ICMS, as a result of the rise of in our billed supply and; (iv) an increase of 57.5% (or R$1,084 million) in PIS and COFINS, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).

Sales by segment

Distribution

Compared to the year ended December 31, 2014, net operating revenues from our Distribution segment increased 21.2% (or R$2,896 million) to R$16,574 million in the year ended December 31, 2015. This increase primarily reflected: (i) an increase related to annual tariff adjustments (which combines the RTA, Tariff Flags and RTE effects) of our distribution subsidiaries, increasing electricity sales to Captive Consumers in our concession areas by R$7,564 million; (ii) the R$1,596 million increase in the Sector Financial Assets and Liabilities item described above; (iii) an increase of R$911 million in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers; (iv) an increase of R$620 million in sales to wholesalers, driven by an increase of 125.1% in the volume of energy sold in the spot market to other concessionaires and licensees, offset by a reduction of 38.7% in the average price; (v) an increase of R$132 million in revenue from construction of concession infrastructure and; (vi) an increase of R$125 million in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account.

Those increases were partially offset by an increase of R$8,210 million in deductions from operating revenues, mainly due to: (i) an increase of R$3,698 million in contributions made to the CDE Account due to new quotas defined by ANEEL in 2015 (see note 27.6 to our consolidated financial statements); (ii) the increase of R$1,796 million relating to the tariff flag revenues recognized in 2015, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (iii) an increase of 51.7% (or R$1,574 million) in ICMS, as a result of the increase in our billed supply and; (iv) an increase of 69.5% (or R$1,093 million) in PIS and COFINS, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).

Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2015 amounted to R$984 million, a decrease of 17.4% (or R$207 million) compared to R$1,190 million in the year ended December 31, 2014. This decrease was mainly due to:

(i) a decrease of 92.0% (R$136 million) in revenue from energy sold in the spot market (which is the aggregated effect of a decrease of 13.0% in the volume sold in this period and a decrease of 90.8% in the average price). This revenue comprises energy sold to other MRE participants who have not generated energy at their Assured Energy levels, as well as energy sold to parties who are not MRE participants. For the year ended December 31, 2015, approximately 99% of the energy available to the spot market was sold to MRE participants, for which the tariff is fixed on an annual basis by ANEEL. This tariff, known as Energy Optimization Tariff (“Tarifa de Energia de Otimização”, or TEO) was R$11.25/MWh for the year ended December 31, 2015.

(ii) a decrease of 12.7% (or R$83 million) in sales to our distribution subsidiaries, which represents the net effect of an increase of 20.1% in the volume sold offset by a decrease of 27.3% in the average price of energy sold in this period.

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2015 amounted to R$1,598 million, an increase of 15.8% (or R$218 million) compared to R$1,380 million in the year ended December 31, 2014. This increase was mainly due to: (i) an increase of 11.7% (R$162 million) in energy sold to other concessionaires and licensees, which reflects an increase of 9.8% in the volume and 1.8% in the average price of energy sold; (ii) an increase of R$31 million in other operational revenues derived from insurance claims paid out to CPFL Bio Pedra, CPFL Coopcana and CPFL Alvorada; (iii) an increase of 17.3% (R$15 million) in revenue from energy sold in the spot market, which reflects an increase of 89.0% in the volume of energy sold offset by a decrease of 38.0% in the average price and; (iv) an increase of R$13 million in revenue from Free Consumers (Industrial and Commercial classes), to whom 37,656 MWh was sold in the year ended December 31, 2015, compared to no revenues in this category in the year ended December 31, 2014. The increase of volume of energy sold mentioned in items (i) and (iii) reflects the acquisition of assets from WF2 (DESA) in the last quarter of 2014 and the commencement of operations at Morro dos Ventos II wind farm in April 2015.

Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2015 amounted to R$1,799 million, a decrease of 17.4% (or R$380 million) compared to R$2,179 million in the year ended December 31, 2014. This decrease was mainly due to: (i) a decrease of 77.5% (or R$547 million) in revenue from sales to the CCEE, which reflects the decrease in the volume (28.8%) and average price (68.4%) of energy sold in comparison with the year ended December 31, 2014 and; (ii) a decrease of 6.6% (or R$54 million) in revenue from sales to other concessionaires and licensees, which is the result of a decrease of 30.8% in the average price offset by an increase of 34.9% in the volume of energy sold. Those decreases were partially offset by (i) an increase of 22.2% (or R$193 million) in revenue from Industrial Free Consumers, which reflects an increase of 42.8% in the average price offset by a reduction of 14.4% in the volume of energy sold and; (iv) a reduction of R$39 million in deductions from operating revenues (PIS and COFINS taxes), mainly due to the decrease in our gross operating revenues (the calculation base for these taxes).

Services

Net operating revenues from our Services segment in the year ended December 31, 2015 amounted to R$295 million, a decrease of 14.5% (or R$50 million) compared to R$345 million in the year ended December 31, 2014. This decrease was mainly due to a decrease of R$68 million in revenue from construction contracts, driven by the reclassification of two transmission assets to Other activities in 2015 whereas these assets contributed to revenues of the Services segment in 2014; the costs associated with these construction contracts were also reclassified to Other activities, however. In addition, revenues from leasing and renting activities recorded a decrease of 80.6% (or R$10 million). These decreases were offset by an increase of 7.0% (or R$20 million) in revenue from sales of products and services.

Income of Electric Energy Service by destination

Following discussions between generation companies and the Brazilian government regarding exposure to spot market costs under the GSF, the government enacted Federal Law 13,203 on December 8, 2015.   In the Regulated Market, Federal Law 13,203 allowed generation companies to renegotiate their concessions, capping the GSF cost at a risk premium of R$9.50/MWh per year through the end of the power purchase agreement or the end of the concession, whichever occurs sooner.

In December 2015, our generation subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis and our joint ventures ENERCAN and Chapecoense opted to renegotiate their Regulated Market constracts under Federal Law 13,203.  Under this renegotiation, the amount of R$61 million paid by Ceran, Paulista Lajeado and CPFL Renováveis in respect of the 2015 GSF prior to enactment of Federal Law 13,203 has been recorded as a prepaid expense, covering our exposure to the R$9.50/MWh per year from January 1, 2016 through June 30, 2020, and will be amortized over that period.

Cost of electric energy

Energy purchased for resale. Compared to the year ended December 31, 2014, our costs to purchase energy for resale increased 16.6% (R$1,689 million) mainly due to (i) R$1,486 million increase in purchases of energy from Itaipu, reflecting an increase of 110.75% in the average price of energy purchased (in reais), caused by the average depreciation of 41.8% of the real against the U.S. dollar during 2015 and the increase of 46.1% of the tariff (which is established on an annual basis by ANEEL in US$/kW), offset by a 1.5% decrease in the volume of energy purchased; (ii) a decrease (which represents an increase of Cost of Electric Energy) of R$2,341 million in reimbursement of costs by the CDE Account in comparison with the year ended December 31, 2014; and (iii) an increase of 4.0% (or R$355 million) in the cost of energy purchases in the Regulated Market, which represents the net effect of an increase of 4.7% in the volume of the energy purchased offset by a reduction of 0.7% in the average price; partially offset by (iv) a decrease of 76.0% (or R$2,294) million in cost from energy purchased in the Free Market, reflecting a decrease of 41.9% (R$1,266 million) in the volume and 58.7% (R$1,028 million) in the average price of energy purchased; and (v) an increase of R$191 million (or 19.1%) in tax credits (PIS and COFINS) from purchases of energy.

Electricity network usage charges. Compared to the year ended December 31, 2014, our charges for the use of our transmission and distribution system increased 201.7% (or R$979 million) to R$1,465 million in the year ended December 31, 2015, mainly as a result of: (i) an increase of R$882 million in the System Service Charges; (ii) an increase of R$ 120 million in the Basic Network Charges and; (iii) an increase of R$44 million in Reserve Energy Charges. These increases were offset by an increase of R$98 million in tax credits from sectorial charges. For further information about electricity network usage charges, see note 28 to our consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2014, our other costs and operating expenses increased 12.6% (or R$519 million) to R$4,642 million in the year ended December 31, 2015, mainly due to the following events: (i) an increase of R$103 million (or 10.9%) in expenses related to the construction of concession infrastructure; (ii) an increase of R$102 million (or 11.7%) in depreciation and amortization expenses; (iii) an increase of R$87 million in personnel expenses under our collective bargaining agreements as well as an increase of 8.2% in our number of employees; (iv) an increase of R$71 million (or 36.9%) in legal, judicial and indemnity expenses; (v) an increase of R$43 million (or 51.6%) in allowance for doubtful accounts; (vi) accounting of R$39 million related to impairment losses of our subsidiaries, principally CPFL Telecom and to a lesser extent CPFL Total and; (vii) an increase of R$33 million in expenses from outsourced services.

Income from Electric Energy Service

Compared to the year ended December 31, 2014, our income from electric energy service decreased 11.3% (or R$288 million) to R$2,252 million in the year ended December 31, 2015, due to the net effect of an increase in our cost of generating and distributing electric energy and other operating costs and expenses (R$3,188 million) in a higher amount than the increase in our net operating revenue (R$2,900 million).

Income of Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2014, income from electric energy service from our Distribution segment decreased 27.4% (or R$439 million) to R$1,163 million in the year ended December 31, 2015, which represents the net effect in the income from electric energy service due to an increase of 21.8% (or R$2,896 million) in net operating revenues (as discussed above) and an increase of 27.6% (or R$3,335) to costs and operational expenses. The main contributing factors to variations in cost and operational expenses were:

Cost of electric energy: Compared to the year ended December 31, 2014, electricity costs increased 32.6% (or R$2,937 million), to R$11,947 million in the year ended December 31, 2015. The cost of energy purchased for resale increased 23.1%, (or R$1,980 million), reflecting an increase of 22.0% in average prices, arising mainly from exchange rate variations in the energy purchases from Itaipu. In addition, charges for the use of the transmission and distribution system increased 223.8% (or R$958 million) mainly due to: (i) an increase of R$877 million in System Service Charges; (ii) an increase of R$104 million (or 15.5%) in the Basic Network Charges; (iii) an increase of R$44 million in Reserve Energy Charges. These increases in charges for the use of the transmission and distribution system were partially offset by an increase of R$98 million in tax credits from network usage charges.

Other Operating Costs and Expenses. Compared to the year ended December 31, 2014, our other costs and operating expenses for the Distribution segment increased 13.0% (or R$398 million), to R$3,464 million in the year ended December 31, 2015, mainly due to: (i) an increase of R$132 million (or 15.0%) in expenses related to the construction of concession infrastructure; (ii) an increase of R$59 million in legal, judicial and indemnity expenses; (iii) an increase of R$53 million in personnel expenses due to a collective bargaining agreement negotiated in 2015 and an increase of 11.5% in the number of employees, partially offset by a lower distributions from our profit-sharing plan; (iv) an increase of R$49 million in outsourced services; (iv) an increase of R$44 million in expenses related to provision for doubtful receivables and; (v) an increase of R$20 million in depreciation and amortization expenses.

Generation (conventional sources)

Compared to the year ended December 31, 2014, income from electric energy service from our Conventional Generation segment increased 12.6% (or R$61 million) to R$543 million in the year ended December 31, 2015. This increase was mainly due to a decrease in net operating revenue (R$207 million, as discussed in the section above) that was lower than the decrease in costs and operational expenses (reduction of R$267 million), reflecting a decrease of R$261 million in electricity purchased for resale, for which average prices decreased 59.8% in comparison with the period ended December 31, 2014.

Generation (renewable sources)

Compared to the year ended December 31, 2014, income from electric energy service from our Renewable Generation segment increased 99.2% (or R$229 million) to R$461 million for the year ended December 31, 2015. This increase was mainly due to an increase in net operating revenue of R$218 million (as discussed in the section  above) and a decrease of R$11 million in costs and operational expenses, reflecting a decrease of R$150 million in electricity purchased for resale, for which average prices decreased 59.8% in comparison with the period ended December 31, 2014. Such increase was offset by: (ii) an increase of R$80 million in depreciation and amortization expenses; (iii) an increase of R$24 million in expenses for outsourced services; (iv) an increase of R$22 million in charges for use of the transmission and distribution system; and (v) an increase of R$9 million in expenses from inventory and materials acquisitions.

Commercialization

Compared to the year ended December 31, 2014, income from electric energy service from our Commercialization segment decreased 39.1% (or R$80 million), to R$125 million in the year ended December 31, 2015. This increase was due to the net effect of a decrease of 17.4% (or R$380 million as discussed in “Sales by Segment” section above) in net operating revenues in a higher amount than the decrease of 15.2% (or R$300 million) in costs and operational expenses. The decrease in costs and expenses was mainly due to the decrease of R$305 million in electricity purchased for resale, reflecting a decrease of 16.2% in the volume of energy purchased offset by an increase of 0.5% in the average price. In addition, the decrease in costs and expenses was offset by an increase of R$3 million in charges for use of the transmission and distribution system.

Services

Compared to the year ended December 31, 2014, income from electric energy service from our Services segment decreased 32.1% (or R$14 million), to R$31 million in the year ended December 31, 2015. This decrease reflected the fact that net operating revenues decreased by 14.5% (or R$50 million), as discussed above, or more than the 11.8% (or R$36 million) decrease of costs and operational expenses. The decrease in costs and expenses was mainly due to a decrease of R$65 million in expense related to construction contracts, driven by the reclassification of two transmission assets to Other activities in 2015 as described above. This decrease was partially offset by (i) the increase of R$24 million in personnel expenses due to an increase in the number of employees and due to collective bargain agreements and (ii) an increase of R$4 million in depreciation and amortization expenses.

Net Income by destination

Net Financial Expense

Compared with the year ended December 31, 2014, our net financial expense decreased 6.9% (or R$75 million), from R$1,089 million in 2014 to R$1,015 in the year ended December 31, 2015, mainly due to an increase of R$668 million in our financial income, offset by an increase of R$593 million in our financial expense.

The increase in financial income is mainly due to following reasons: (i) an increase of R$310 million in income from restatement of estimated cash flow of the Concession Financial Asset in 2015 (see note 11 to our consolidated financial statements); (ii) an increase of R$163 million in income from restatement of Sector Financial Assets and Liabilities (see note 8 to our consolidated financial statements); (iii) an increase of R$72 million in income from monetary and exchange adjustments; (iv) an increase of R$69 million in interest and fine payments; (v) an increase of R$42 million in income from financial investments; and (vi) an increase of R$32 million in restatement of tax credits. Those increases were offset by an increase of R$53 million related to tax expenses on financial income (PIS and COFINS taxes), which is accounted for as a reduction of financial income.

The reasons for the increase in financial expenses are: (i) an increase of R$439 million in financial expenses from monetary and exchange adjustments; and (ii) an increase of R$183 million in debt charges. Those increases in financial expenses were partially offset by an increase of R$33 million in capitalized borrowing costs, which is accounted as a decrease in financial expenses.

At December 31, 2015, we had R$14,793 million (R$15,709 million at December 31, 2014) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates. We also had the equivalent of R$6,940 million (R$3,441 million at December 31, 2014) of debt denominated in U.S. dollars. In order to reduce the risk of exchange losses with respect to these U.S. dollar denominated debts and variations in interest rates, we have the policy of using derivatives to reduce the risks of variations in exchange and interest rates. The CDI interbank rate increased to 13.2% in 2015, compared to 10.5% in 2014, and the TJLP increased to 7% in 2015, compared to 5% in 2014.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased from R$624 million in the year ended December 31, 2014 to R$579 million in the year ended December 31, 2015. The effective rate of 39.8% on pretax income in the year ended December 31, 2015 was higher than the official rate of 34.0%, principally due to our inability to use certain tax loss carryforwards. Such amount of unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our consolidated financial statements).

Net Income

Compared to the year ended December 31, 2014, and due to the factors discussed above, net income decreased 1.3% (or R$11 million), to R$875 million in the year ended December 31, 2015.

Net Income by Segment

In the year ended December 31, 2015, 71.5% of our net income derived from our Distribution segment, 32.3% from our Generation from Conventional Sources segment, (6.4)% from our Generation from Renewable Sources segment, 10.1% from our Commercialization segment, 15.9% from our Services segment and (13.3)% from Other.

Distribution

Compared to the year ended December 31, 2014, net income from our Distribution segment decreased 25.9%, or (R$218 million), to R$626 million in the year ended December 31, 2015, as a result of a decrease of 27.4% (or R$439 million) in income from electric energy service, a decrease of 10.1% (or R$47 million) in Income and Social Contribution Taxes and a decrease of 58.6% (or R$174 million) in net financial expenses. The decrease in net financial expenses was mainly due to:

•         an increase of R$603 million in financial income, mainly due to: (i) an increase of R$310 million in financial income arising from an adjustment in the estimated cash flow of the financial assets related to our concessions (see note 11 to our consolidated financial statements); (ii) an increase of R$163 million in income from the restatement of Sector Financial Assets and Liabilities (see note 8 to our consolidated financial statements); (iii) an increase of R$66 million in arrears of interest and fines; (iv) an increase of R$37 million in income from monetary and exchange adjustments; (v) an increase of R$32 million in income from financial investments; and (vi) an increase of R$31 million in restatement of tax credits. Those increases were offset by an increase of R$43 million in tax expenses on financial income (PIS and COFINS), which is accounted as a reduction of financial income.

•         an increase of R$428 million in financial expenses. This increase was mainly due to an increase of R$418 million in financial expenses from debt charges and monetary and exchange rate variations as a result of higher indebtedness.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 162.3% (or R$175 million) to R$283 million during the year ended December 31, 2015 from R$108 million for the year ended December 31, 2014. This increase is mainly due to the increase of 12.6% (or R$61 million) in income from electric energy service and the 263.4% (R$157 million) increase in the equity interest in joint ventures (see note 13 to our consolidated financial statements), partially offset by an increase of R$41 million increase in net financial expenses. The increase in net financial expenses reflected an increase of R$67 million in financial expenses (mainly due to an increase of R$69 million in debt charges and monetary and exchange variations), partly offset by an increase of R$25 million in financial income.

Generation (renewable sources)

The net loss from our Generation from Renewable Sources segment decreased by 66.4% (or R$112 million) to R$56 million in the year ended December 31, 2015, mainly due to an increase of 99.2% (or R$229 million) in income from electric energy service offset by an increase of 28.0% (or R$102 million) in net financial expenses. The increase in net financial expenses was driven by an increase of R$169 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$29 million in income from financial investments and an increase of R$28 million in capitalized borrowing costs.

Commercialization

Compared to the year ended December 31, 2014, net income from our Commercialization segment decreased 35.2% (or R$48 million), to R$88 million in the year ended December 31, 2015, reflecting a decrease of 39.1% (or R$80 million) in the income from electric service, offset mainly by a reduction of 40.6% (or R$28 million) in income and social contribution taxes expenses.

Services

Compared to the year ended December 31, 2014, net income from our Services segment increased 80.9% (or R$23 million), to R$52 million in the year ended December 31, 2015, reflecting an increase of R$43 million in net financial income (driven mainly by an increase of R$ 38 million in income from financial investments), partially offset by a decrease of R$14 million in income from electric energy service and by an increase of R$6 million in income and social contribution taxes expenses.

Operating Results - 2014 versus 2013

Net Operating Revenue

Compared to 2013, net operating revenue increased 18.3% (R$2,672 million) in 2014 to R$17,306 million. The increase in operating revenue was mainly driven by an increase in the annual tariff adjustment among our distribution subsidiaries, impacting sales of electric energy to captive consumers and TUSD revenue from free consumers in our concession areas. We also recognized R$911 million related to our contractual right to pass on these incremental costs to consumers through subsequent tariffs or to pay or receive payment from the granting authority for the remaining amounts at the expiry of the concession (see notes 3.14 and 8 to the consolidated financial statements). Additionally, the commencement of operations of the Campo dos Ventos II Wind Farm, Atlântica Wind Complexes and Macacos I Wind Farm and the acquisition of Rosa dos Ventos and WF2 (DESA) contributed to the increase of net operating revenue as well. Net operating revenue also includes revenue from the construction of concession infrastructure in the amount of R$945 million, which does not affect results, given the corresponding costs in the same amount.

The following paragraphs describe changes to operating revenue by destination and segment, based on the items included under gross revenue.

Sales by Destination

Sales to final consumers

Compared to 2013, gross operating revenue from sales to final consumers increased 17.9% in 2014, for a total of R$22,796 million. Gross operating revenue mainly reflects sales to captive consumers in the concession areas of our eight distribution subsidiaries, subject to the following tariff adjustments:

Distribution company tariffs are adjusted each year by specific percentages for each consumer category. The month in which the tariff adjustment becomes effective varies. Adjustments for major subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). In 2014, energy prices increased by an average of 9.7%, mainly due to annual tariff adjustments at the following distributors: CPFL Paulista (17.18%), RGE (21.82%) and CPFL Piratininga (19.73%), considering implementation dates. See note 27 to the consolidated financial statements. Average prices to Final Consumers in 2014 increased in all consumer categories:

•           Residential and commercial consumers. Regarding captive consumers (accounting for 99.6% of all sales in these categories in the consolidated financial statements), average prices increased by 7.0% and 10.0%, respectively, given the annual tariff adjustment described above. With respect to Free Consumers, the average price for the commercial consumers increased 4.2%.

•           Industrial consumers. Average prices increased 12.1%, mainly due to tariff adjustments. The average price to free industrial consumers increased by 6.6%. The increased average price to industrial consumers was the result of tariff increases, resulting from annual tariff adjustments on contracts for distribution system use ("TUSD”) by Free Consumers.

The total volume of energy sold to final consumers in 2014 increased 3.3% over 2013. The volume sold to residential and commercial categories, which together account for 63.9% of sales to final consumers, increased 7.0% and 6.8%, respectively. Growth in these categories is the result of excellent performance in income and the labor market, conformed by historically low unemployment levels and increased consumer credit in recent years. These factors had a positive effect on retail sales and furniture and household appliance markets this year.

Energy sold to industrial consumers in 2014 fell 3.7% (equal to 24.7% of sales to Final Consumers) compared to 2013, reflecting modest industrial performance in the period. In 2014, energy sold in this category to Captive Consumers and on the free market fell 2.0% and 6.3%, respectively, reflecting slowing economic activity, which had an impact on large industrial clients. Furthermore, industrial consumers in our distribution concession areas that purchase from other suppliers on the free market also pay a fee for the use of our network, and this revenue is reflected in the consolidated financial statements under “Other Operating Income.”

Sale to Wholesalers

Compared to 2013, gross operating revenue from sales to wholesalers increased by 24.7% (R$623 million), for a total of R$3,145 million in 2014 (13.8% of gross operating revenue), mainly due to (i) a R$770 million increase in sales on the spot market (124.5% gain in volume and 111.1% in average price), mainly due to hydrologic conditions in 2014, which led market participants to purchase energy to meet assured power demands; (ii) an 8.1% (R$36 million) increase in sales to Furnas as a result of the tariff increase in relation to the effects of the IGP-M inflation index and offset by (iii) a 9.8% (R$184 million) decrease in energy sales to other concessionaires and licensees. For more information on net operating revenues from our segments, see – “Sales by Segment”.

Other operating income

Compared to 2013, other gross operating income (which exclude the revenue due to network usage charge – TUSD – captive consumers) increased by 3.1% (R$91 million) in 2014 for a total of R$3,030 million (13.3% of gross operating revenue), mainly due to (i) a 2.6% (R$25 million) increase in TUSD revenue from availability of the electrical network to free consumers that buy from other suppliers, resulting from annual tariff adjustments, net of the negative effect of energy sold to industrial consumers, which fell 3.7% in 2014 compared to 2013, (ii) 22.8% (R$143 million) increase in revenue from low-income subsidies; and (iii) a 17.5% (R$26 million) increase in rental activities revenue. These gains were partially offset by a 5.9% (R$59 million) decrease in revenue from concession infrastructure construction and a 64.4% (R$51 million) decrease in other revenue.

Deductions from operating revenue

We deduct certain taxes and sector charges from our gross operating revenue to determine our net revenue. State value added tax (ICMS) is calculated based on billed supply; federal PIS and COFINS taxes calculated based on total gross operating revenue, and energy efficiency and technological research and development programs in the electric power industry (regulatory charges), which are calculated based on net operating revenue, while other sector charges may vary depending on the regulatory effects of these tariffs. These deductions represented 24.1% of gross operating revenue in 2014 and 24.3% in 2013. Compared to 2013, deductions increased 16.7% (R$785 million), for a total of R$5,490 million in 2014, mainly due to: (i) an 11.9% (R$329 million) increase in ICMS tax expenses, driven by an increase in billed supply, (ii) a 24.0% (R$365 million) increase in PIS and COFINS taxes, mainly due to gains in gross operating revenue (basis for calculation of these taxes) and (iii) the net effect of a 21.9% (R$88 million) increase in regulatory charges, mainly driven by an increase in contributions to the CDE account. See note 27 to our consolidated financial statements.

Sales by segment

Distribution

Compared to 2013, net operating revenue increased 18.1% (R$2,099 million), for a total of R$13,678 million in 2014. This increase was mainly due to: (i) an increase in annual tariff revisions for our distribution companies, affecting the sale of energy to captive consumers and TUSD revenue from Free Consumers in our concession area (R$1,836 million increase), (ii) accrual basis revenue recognition (R$911 million) related to our contractual right to pass on these incremental costs to consumers through subsequent tariffs or to pay or receive payment from the granting authority for the remaining amounts at the expiry of the concession (see notes 3.14 and 8 to our consolidated financial statements), (iii) a R$143 million increase in low-income subsidies and discounts to tariffs repaid by CDE Account funds (see note 27.4 to the consolidated financial statements), (iv) a R$66 million increase in sales to wholesalers, mainly due to the increase in short-term energy sales on the CCEE as a result of the amount of energy sold mainly by the subsidiaries CPFL Paulista, CPFL Piratininga and RGE. These increases were partially offset by a R$120 million decrease in revenue from construction of concession infrastructure, as a result of reduced investments in improvements and expansion by our distribution subsidiaries and an increase (representing reduced operating revenue) of R$725 million in operating revenue deductions, mainly due to the R$638 million increase in taxes (ICMS, PIS and COFINS) and a net increase of R$88 million in regulatory charges.

Generation (conventional sources)

Net operating revenue from our conventional generation segment came to R$1,190 million in 2014, up 26.8% (R$264 million) from R$926 million in 2013. This increase was mainly due to (i) a 533.8% (R$124 million) increase in the volume of energy sold on the spot market and (ii) a 28.3% (R$145 million) increase in sales by our distribution subsidiaries, considering a 46.6% increase in average price offset by a 12.5% decrease in the volume of energy sold in the period.

Generation (renewable sources)

Net operating revenue from our renewable generation segment came to R$1,380 million in 2014, up 27.3% (R$296 million) from R$1,084 million in 2013. This increase was mainly driven by an increase of 14.4% in the volume of energy sold as a result of (i) operational startup of the Campo dos Ventos II wind farm and Atlântica Wind Complex in the last quarter of 2013 and Macacos I wind farm in the second quarter of 2014 and (ii) the acquisition of Rosa dos Ventos in the first quarter of 2014 and DESA in the final quarter of 2014 (see note 13.7 to our consolidated financial statements). Furthermore, an 11.5% increase in the average price of energy sold compared to 2013 contributed to an increase in net operating revenue.

Commercialization

Net operating revenue from our commercialization segment came to R$2,179 million in 2014, up 18.1% (R$334 million) from R$1,845 million in 2013. This variation was mainly due to the R$572 million increase in sales to CCEE as a result of the increase in the volume (118.9%) and average price (142.1%) of the energy sold in comparison with 2013. Increases were partially offset by a 21.3% (R$220 million) decrease in energy sold to other concessionaires and permit holders due to a reduction of 39.7% in the volume sold, partially offset by an increase of 30.6% in the average price.

Services

Net operating revenue from our service segment came to R$345 million in 2014, up 76.1% (R$144 million) from R$201 million in 2013. This increase was mainly due to increase in sales by CPFL Serviços (both third parties and other subsidiaries), resulting from an effort to increase its portfolio of energy services and an increase in the volume of operations by CPFL Total.

Income of Electric Energy Services by destination

Cost of electric energy

Energy purchased for resale. Compared to 2013, the cost of energy purchased for resale increased 36.0% (R$2,689 million) in 2014, reaching R$10,158 million (69.1% of total operating costs and expenses), mainly due to a 33.3% increase in average price, reflecting: (i) an increase of R$2,292 million of energy purchased in the Free Market (reflecting an increase of 70.6% in the volume and 143.3% in the average price); (ii) an increase of R$2,051 million of the energy bought in the Regulated Market (reflecting an increase of 32.2% in the average price partially offset by a decrease of 1.5% in the volume purchased); and (iii) an increase of R$85 million in purchases of energy from Itaipu which reflects an increase of 9.7% in the average price of energy bought (in reais), caused by the average depreciation of 8.5% of the real against the U.S. dollar during 2014, as the tariff in U.S. dollars remained substantially the same (decrease of 0.11% in comparison with 2013), and a 2.8% decrease in the volume of energy purchased. These increases were partially offset by an increase of R$1,513 million in reimbursement of costs by CDE Account and an increase of R$257 million in tax credits from purchases of energy.

Electricity network usage charges. Compared to 2013, transmission and distribution use charges fell 33.3% (R$242 million) to R$485 million in 2014, mainly due to (i) an R$881 million decrease in System Service Charges, net of a R$168 million increase in Basic Network Charges resulting from increased tariffs for transmission companies and reimbursement of costs by the CDE account. For further information on energy network use charges, see note 28 to the consolidated financial statements.

Other Operating Costs and Expenses

Other operating costs and expenses include operational costs, services provided to third parties, costs related to the construction of concession infrastructure, selling expenses and general expenses. Compared to 2013, these costs and expenses fell 1.4% (R$55 million) to R$4,123 million in 2014, mainly due to the following significant events: (i) R$129 million increase in personnel expenses, driven by 8.9% growth in the number of employees; (ii) R$117 million increase in depreciation and amortization expenses, mainly due to the operational startup of new investments and the acquisition of DESA in the final quarter of 2014 by the company’s subsidiary CPFL Renováveis (iii) R$60 million increase in expenses related to disposal and decommissioning and other noncurrent assets, which resulted in a net loss of R$21 million for the year ended December 31, 2014; (iv) R$39 million increase in outsourced services. These increases were partially offset by an R$237 million decrease in legal, court and indemnification expenses and an R$62 million reduction in expenses related to construction of concession infrastructure.

Results of Electric Energy Service

Compared to 2013, service results increased 7.2% (R$170 million) to a total of R$2,540 million in 2014, mainly as net operating revenue growth outpaced the growth in cost of energy and operating costs and expenses.

Results of Electric Energy Service by Segment

Distribution

Compared to 2013, results from electric energy service in the distribution segment increased 3.3% (R$52 million) to a total of R$1,603 million in 2014, driven by the net effect of electric energy service results, due to an 18.1% (R$2,099 million) increase in net operating revenue (as described above) and a 20.4% (R$2,048 million) increase in operating costs and expenses. The main factors that contributed to variations in operating costs and expenses were:

Cost of electric energy: compared to 2013, cost of electric energy increased 31.5% (R$2,158 million) to a total of R$9,010 million in 2014. The cost of energy purchased for resale increased 39.1% (R$2,410 million), reflecting an increase in average prices resulting from greater exposure and variation in the established “PLD” price, tariff adjustments and exchange rate variations in purchases from Itaipu. Transmission and distribution system use charges fell 37.1% (R$252 million), mainly due to: (i) and an R$881 million decrease in System Services Charges due to recognition of the effects of Energy Reserve Account, or CONER (see note 28.1 to our consolidated financial statements), partially offset by (ii) a R$155 million in Basic Network Charges due to an increase in the tariffs of the transmission companies and (iii) a R$459 million decrease in the amounts reimbursed by the CDE for transmission and distribution system costs, which partially offset costs in 2013.

Other Operating Costs and Expenses. Compared to 2013, other operating costs and expenses in the distribution segment fell 3.5% (R$110 million) to R$3,066 million in 2014, mainly due to: (i) R$232 million decrease in legal, court and indemnification expenses (ii) a R$120 million decrease in infrastructure construction costs for investments in distribution in improvements and expansion; and (iii) a R$13 million decrease in employee expenses due to our post-employment benefit obligation as of December 31, 2014 (see note 19 to our consolidated financial statements). This decrease was partially offset by: (i) R$74 million increase in third-party services (ii) R$97 million increase in personnel expenses given greater coverage of the profit sharing plan and a 5% increase in headcount; (iii) R$26 million increase in depreciation and amortization expenses and (iv) an R$53 million increase in results from the sale of non-current assets.

Generation (conventional sources)

Compared to 2013, results from electric energy service in the conventional generation segment decreased 13.9% (R$78 million) to R$482 million in 2014. This decrease was mainly due to the 28.6% (R$265 million) increase in net operating revenue that lagged the 93.6% (R$343 million) increase in operating costs and expenses, mainly given the R$334 million increase in energy purchased for resale, for which average prices increased 260.5% in comparison with 2013, considering that our Hydroelectric Power Plants received an amount of energy lower than their Assured Energy in the MRE, which led them to purchase energy from other sources in the spot market. Additionally, this GSF represents an increase in the cost of energy purchased in the spot market compared with the cost of energy generated by us.

Generation (renewable sources)

Compared to 2013, results from electric energy service in the renewable generation segment increased 7.7% (R$17 million) to R$231 million in 2014. Despite the 27.3% (R$296 million) increase in net operating revenue, operating costs and expenses grew by 32.2% (R$279 million) as a result of (i) a R$139 million increase in energy purchased for resale, as a result of an increase of 68.5% in the average prices, offset by a reduction of 9.2% in the volume purchased (ii) an R$84 million increase in depreciation and amortization due to the operational startup of CPFL Renováveis’ new plants and (iii) an increase of R$35 million in outsourced services

Commercialization

Compared to 2013, results from electric energy service in the commercialization segment increased 294.0% (R$153 million) to R$205 million in 2014. This increase was driven by an 18.1% (R$334 million) increase in net operating revenue, which outpaced the 10.1% increase (R$181 million) in costs and expenses, mainly due to a R$186 million increase in energy purchased for resale given the 37.7% increase in average price, partially offset by a 19.6% decrease in the volume of energy purchased. This increase was partially offset by an R$7 million decrease in charges for use of the distribution and transmission system.

Services

Compared to 2013, results from electric energy service in the service segment fell 238% (R$32 million) to R$45 million in 2014. Despite a 71.6% (R$144 million) increase in net operating revenue, operating costs and expenses increased 59.7% (R$112 million), mainly due to (i) a R$58 million increase in infrastructure construction costs for investments in transmission activities (ii) a R$24 million increase in personnel costs given 29.9% growth in headcount, and (iii) an R$20 million increase in expenses with materials and outsourced services.

Net Income by destination

Net Financial Expense

Compared to 2013, net financial expense increased 12.1% (R$118 million) from R$971 million in 2013 to R$1,089 million in 2014, mainly due to (i) R$309 million increase in financial expenses, offset by an R$191 million increase in financial income.

Increased financial income was driven by the following factors: (i) R$105 million increase related to adjustment in the estimated cash flow of the financial assets of concession in 2014 and (ii) R$114 million increase in income from financial investments, partially offset by a decrease of R$44 million in monetary adjustment of escrow deposits.

Increased financial expenses were driven by: (i) an increase in debt service charges and monetary and exchange variations (R$316 million) as a result of increased indebtedness and (ii) a decrease of R$45 million in capitalized borrowing costs, which means an increase in financial expenses, partially offset by a R$67 million reduction due to adjustment in the estimated cash flow of the financial assets of our concessions.

On December 31, 2014, our debt in Brazilian reais came to R$15,709 million (R$15,103 million at December 31, 2013), subject to interest rates and inflation, calculated based on several rates and indexes found on the Brazilian financial market. The Company also has the equivalent of R$3,441 million (R$2,008 million at December 31, 2013) in debt in U.S. dollars. In order to reduce the risk of exchange losses on our Dollar-denominated debt and of interest rates variations, we adopt a policy to use derivatives to hedge against risks of exchange and interest rate variations. The CDI interbank rate increased to 10.5% in 2014, versus 7.8% in 2013, while the TJLP (long-term interest rate) remained stable at 5.0% in 2014 and 2013.

Income Tax and Social Contribution

Our net expense with tax and social contribution increased from R$570 million in 2013 to R$624 million in 2014. The effective rate of 41.4% on net income before taxes in 2014 was higher than the official rate of 34%, due to our inability to use certain tax loss carryforwards. Such amount of unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our consolidated financial statements).

Net Income

Compared to 2013 and due to the aforementioned factors, net income fell 6.6% (R$63 million) to R$886 million in 2014.

Net Income by Segment

In 2014, 95.3% of net income came from the distribution segment, 12.2% from the conventional generation segment and -19.0% from the renewable generation segment, 15.3% from the commercialization segment and 3.2% from the service segment.

Distribution

Compared to 2013, net income from the distribution segment increased 16.4% (R$119 million) to R$844 million in 2014, mainly due to a 3.3% (R$52 million) increase in electric energy service revenue and an R$105 million decrease in net financial expenses. The decrease in net financial expenses was mainly due to:

•         an increase of R$49 million in financial income, owing primarily to an increase in financial income arising from an adjustment in the estimated cash flow of the financial assets of our concessions (R$105 million) and an increase of R$9 million due to the monetary adjustment of tax credits, partially offset by a decrease of R$44 million in the monetary adjustment of escrow deposits and a decrease of R$25 million in income from financial investments.

•         a decrease of R$56 million in financial expenses. The primary contributing factors to the decrease in financial expenses were: (i) a decrease in the financial expense arising from adjustment in the estimated cash flow of the financial assets of our concessions (R$67 million), and (ii) a decrease of R$23 million in other financial expenses, partially offset by an increase of R$33 million in our financial expenses arising from debt charges and monetary and exchange rate variations as a result of higher indebtedness.

Generation (conventional sources)

Compared to 2013, net income from the conventional generation segment decreased 65.4% (R$204 million) to R$108 million in 2014 (312 million in 2013) as a result of a 13.9% (R$78 million) increase in service results and a R$99 million increase in net financial expenses, mainly reflecting a R$144 million increase in financial expenses (mainly due to the R$24 million increase in debt service charges and exchange and monetary variations), partially offset by a R$45 million increase in financial income, mainly driven an increase financial income arising from financial investments (R$41 million).

Generation (renewable sources)

Compared to 2013, net losses from the renewable generation segment increased 205.5% (R$113 million) to a total of R$168 million in 2014, driven by a 41.1% (R$107 million) increase in net financial expenses, mainly due to (i) a R$71 million increase in debt service charges and monetary and exchange restatement, (ii) a R$44 million decrease in capitalized borrowing costs (iii) a R$30 million increase in other financial expenses partially offset by (iv) a R$40 million increase in financial income arising from financial investments. The increase in net financial expenses was partially offset by an increase of R$17 million in income from electric energy service, as previously discussed.

Commercialization

Compared to 2013, net income from the commercialization segment increased 280.7% (R$100 million) to a total of R$136 million in 2014, reflecting an R$153 million increase in in the income from electric service, partially offset by a R$48 million increase in expenses with income tax and social contribution.

Services

Compared to 2013, net income from the service segment increased 78.7% (R$13 million) to a total of R$29 million in 2014, reflecting a R$32 million increase in service results, coupled with a R$13 million decrease in net financial expenses, offset by a R$6 million decrease in expenses with income tax and social contribution.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to Captive Consumers at regulated tariffs. In 2015, sales to Captive Consumers represented 69.7% of the volume of electricity we delivered and 65.7% of our operating revenues, compared to 69.8% and 67.3%, respectively, in 2014. These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff‑setting process, and our Management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff‑setting process fairly reflects our interests and those of our consumers and shareholders.

•

Annual Adjustment — RTA

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2012. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari

2012
Economic adjustment(1)	1.96%	7.71%	0.49%	4.36%	7.20%	-2.20%	-4.41%	-7.15%
Regulatory adjustment(2)	1.75%	1.08%	11.02%	3.74%	1.80%	2.28%	0.69%	0.05%
Total adjustment	3.71%	8.79%	11.51%	8.10%	9.00%	0.08%	-3.72%	-7.10%
2013
Economic adjustment(1)	4.53%	9.69%	-10.66%	12.15%	-1.83%	7.96%	6.98%	10.76%
Regulatory adjustment(2)	0.95%	-2.27%	0.34%	-2.82%	8.83%	1.47%	-4.71%	-8.06%
Total adjustment	5.48%	7.42%	-10.32%	9.32%	7.00%	6.48%	2.27%	2.71%
2014
Economic adjustment(1)	14.56%	15.81%	18.83%	9.89%	2.00%	-4.74%	-3.16%	1.17%
Regulatory adjustment(2)	2.62%	3.92%	2.99%	4.96%	-4.07%	-2.93%	-2.35%	-4.90%
Total adjustment	17.18%	19.73%	21.82%	14.86%	-2.07%	-7.67%	-5.51%	-3.73%
2015
Economic adjustment(1)
Regulatory adjustment(2)	37.31%	40.14%	24.99%	22.01%	28.9%	28.82%	30.24%	40.07%
Total adjustment	4.14%	16.15%	8.50%	12.67%	-5.55%	-8.02%	-5.36%	-1.61%
	41.45%	56.29%	33.48%	34.68%	23.34%	20.80%	24.88%	38.46%
2016
Economic adjustment(1)
Regulatory adjustment(2)	(3)	(3)	(3)	11.59% (5)	11.90% (5)	17.01% (5)	16.89% (5)	17.01% (5)
Total adjustment	(3)	(3)	(3)	10.92% (5)	4.67% (5)	4.03% (5)	7.46% (5)	12.45% (5)
	(3)	(3)	(3)	22.51% (5)	16.57% (5)	21.04% (5)	24.35% (5)	29.46% (5)

(1)           This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)           This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)           Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

(4)           On February 3, 2016, ANEEL changed the annual adjustment period for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari to March every year.

Periodic Revisions

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011. For the third cycle, ANEEL has designated a method of recognizing which costs we may pass through to our consumers. In addition, ANEEL approved the methodology for calculating the tariff for using the distribution system (Tarifa de Uso do Sistema de Distribuição), or TUSD, and other electricity tariffs, under which distribution companies assume all market risk resulting from tariff indicators. As compared to the previous tariff cycle, this methodology negatively impacted our financial condition and results of operations.

On April 28, 2015, ANEEL established the methodology to be applied in the fourth periodic revision cycle (2015 to 2016) through Resolutions Nos. 648/2015, 649/2015, 650/2015, 652/2015, 657/2015, 660/2015, 682/2015, 685/2015 and 686/2015. The fourth cycle maintains most of the parameters used for the third cycle, such as the definition, by ANEEL, of the costs we may pass to our consumers. Some of the changes for the fourth cycle include a tariff incentive to the development of certain public policies and also the increased importance of the X Factor component in the new tariff formula. Compared to the previous tariff cycle, the new methodology has positively impacted our financial condition and results of operations.

As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

The following table sets forth the percentage change in our tariffs resulting from the first, second, third and fourth cycles of periodic revisions.

	First Cycle		Second Cycle		Third Cycle		Fourth Cycle
	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.
		(%)		(%)		(%)		(%)
CPFL Paulista	Apr 2003	20.66	Apr 2008	-14.00	Apr 2013	-4.67(3)	Apr 2018	(3)
CPFL Piratininga	Oct 2003	10.14	Oct 2007	-12.77	Oct 2011	-3.95(1) (3)	Oct 2015	9.46
RGE	Apr 2003	27.96	Apr 2008	2.34	Jun 2013	-9.92(3)	Jun 2018	(4)
CPFL Santa Cruz	Feb 2004	17.14	Feb 2008	-14.41	Feb 2012	4.16 (1) (2)	Mar 2016	11.59
CPFL Mococa	Feb 2004	21.73	Feb 2008	-7.60	Feb 2012	7.18 (1) (2)	Mar 2016	11.90
CPFL Leste Paulista	Feb 2004	20.10	Feb 2008	-2.18	Feb 2012	-2.00 (1) (2)	Mar 2016	17.01
CPFL Sul Paulista	Feb 2004	12.29	Feb 2008	-5.19	Feb 2012	-3.78 (1) (2)	Mar 2016	16.89
CPFL Jaguari	Feb 2004	-6.17	Feb 2008	-5.17	Feb 2012	-7.09 (1) (2)	Mar 2016	17.01

(1)         As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, the periodic review process for CPFL Piratininga was concluded on October 23, 2012, rather than the October 23, 2011, which is the date that complies with the concession agreement. CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista had their revision process concluded on February 3, 2013, rather than February 3, 2012, which is the date that complies with the concession agreement. However, the difference of tariffs billed from the date of the revision process specified in the concession agreement and the actual date on which the process was concluded was reimbursed to consumers.

(2)         CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista filed administrative appeals questioning the results of their periodic review processes. The appeals were assessed by ANEEL in January 2014, with the following results: (i) Dispatch No. 165 of January 28, 2014 alters the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly because of a Regulatory Asset Base, or RAB, reduction; (ii) Dispatch 212 of January 30, 2014 alters the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly because of a RAB reduction; (iii) Dispatch No. 166 of January 28, 2014 alters the tariff revision index from -2.20% to -2.00% for CPFL Leste Paulista, mainly because of an increase in RAB and regulatory non-technical losses; (iv) Dispatch No. 211 of January 30, 2014 alters the tariff revision index from -3.72% to -3.78 % for CPFL Sul Paulista, mainly because of a RAB reduction; and (v) Dispatch No. 167 of January 28, 2014 alters the tariff revision index from -7.10% to -7.09% for CPFL Jaguari, mainly because of a RAB increase.

(3)         CPFL Piratininga, CPFL Paulista and RGE filed administrative appeals questioning the results of their periodic review processes. CPFL Piratininga questioned the regulatory losses in the periodic review process. The appeal was assessed by ANEEL, and Dispatch No. 3,426, issued on October 8, 2013, altered the result of the periodic review process from -4.45% to -3.95%. CPFL Paulista questioned the Regulatory Asset Base, and Dispatch No. 733 of March 25, 2014 altered the result of the periodic review process from 4.53% to 4.67%. RGE also had the Regulatory Asset Base altered once the assets of the two municipalities, Putinga and Anta Gorda that won on a tender, were included in the RAB. Therefore, Dispatch No. 1,857 of June 17, 2014 altered the result of the periodic review process from -10.32% to -9.92%.

(4)         The fourth cycle of periodic revisions for CPFL Paulista and RGE will take place in April and June 2018, respectively.

Extraordinary Tariff Revision (RTE)

Pursuant to Law No. 12,783/13, on January 24, 2013, an RTE process was issued enabling all distributors to pass on to consumers the effects of the renewal of generation and transmission concessions and the reduction in regulatory charges.

The table below shows the impact of this extraordinary tariff adjustment on our entities:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

Pursuant to Resolution No. 1,858/2015, tariffs were increased as follows to take into account the extraordinary costs incurred by the distribution companies due to full dispatch of thermal plants:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz(1)	CPFL Mococa(1)	CPFL Leste Paulista(1)	CPFL Sul Paulista(1)	CPFL Jaguari(1)
2015
Economic adjustment	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Regulatory adjustment	32.28%	29.78%	37.16%	5.16%	11.81%	14.52%	17.02%	16.80%
Total adjustment	32.28%	29.78%	37.16%	5.16%	11.81%	14.52%	17.02%	16.80%

(1)   On April 07, ANEEL changed, through Resolution No. 1,870/2015, the Extraordinary Tariff Review – RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

Sales to Potential Free Consumers

Brazilian regulations permit Potential Free Consumers to opt out of the Regulated Market and become Free Consumers who contract freely for electricity. Our Potential Free Consumers represent a relatively small portion of our total revenues, as compared to our Captive Consumers. Even if a Potential Free Consumer migrates from the Regulated Market and purchases energy in the Free Market, the Free Consumer is still required to pay us the TUSD network usage charge for their energy. Regarding the reduction in energy sales revenues, we are able in some cases to reduce our energy purchases by the amount required to service these customers in the year of the consumer’s migration, while in other cases we are able to offset the excess by adjusting our energy purchases in future years. Accordingly, we do not believe that the loss of Potential Free Consumers would have a material adverse effect on our results of operations.

Historically, relatively few of our Potential Free Consumers have elected to become Free Consumers. We believe this is because: (i) they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and long term price risk; and (ii) some of our Potential Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. We do not expect that a substantial number of our consumers will become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its long-term implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long term contracts executed in the Regulated Market are: (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law; and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates. In 2015, we purchased 58,607 GWh, compared to 58,879 GWh in 2014. Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs. Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take or pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2015, we purchased 10,261 GWh of electricity from Itaipu (17.5% of the electricity we purchased in terms of volume), as compared to 10,417 GWh (17.7% of the electricity we purchased in terms of volume) in 2014. The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar (and decreases when the real appreciates). The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

Most of the electricity we acquired in the Free Market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaires and licensees (including our subsidiaries).

Recoverable Cost Variations—Parcel A Costs

We use the CVA (the Parcel A cost variation account) to recognize some of our costs in the distribution tariff, referred to as “Parcel A Costs”, that are beyond our control. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments.

The costs of electricity purchased from Itaipu are set in U.S. dollars and are therefore subject to U.S. dollar exchange rates. If the U.S. dollar appreciates against the real, our costs will increase and, consequently, our income will decrease in the same period. These losses will be offset in the future, when the next annual tariff adjustments occur.

See note 8 to our consolidated financial statements and “—Sector financial asset and liability”.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economic Conditions

All of our operations are in Brazil, and therefore we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects the demand for electricity, the inflation affects our costs and our margins.

Some factors may significantly impact demand for energy, depending on the category of consumers:

•         Residential and Commercial Consumers: These classes are highly affected by weather conditions, labor market performance, income distribution, credit availability and other factors. High temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales;

•         Industrial Consumers: Consumption for industrial consumers is related to economic growth and investment, correlated mostly to industrial production. During periods of financial crisis, this class suffers the strongest impact.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments. We are able to recover a portion of these increased costs through a recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments. The amounts owed to us under Parcel A are indexed to the variation of the SELIC until they passed through to our tariffs and Parcel B costs are indexed to the IGP-M net of factor X.

Depreciation of the Brazilian real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

The following table shows the main performance indicators of Brazilian economy for the fiscal years ended on December 31, 2015, 2014 and 2013.

	Year ended on December 31
	2015	2014	2013
GDP (Negative) Growth (in BRL)	(3.8%)	0.2%	2.3%
Unemployment rate – avg. % (1)	8.5%	6.8%	7.1%
Credit to individuals (non-allocated funds) - % GDP	13.5%	15.1%	15.5%
Increase in retail sales	(4.0%)	2.2%	4.3%
Increase in industrial production	(8.1%)	(3.2%)	1.1%
Inflation (IGP-M) (2)	10.5%	3.7%	5.5%
Inflation (IPCA) (3)	10.7%	6.4%	5.9%
Average exchange rate – US$1.00(4)	R$3.339	R$2.360	R$2.174
Exchange rate at the end of the period – US$1.00	R$3.905	R$2.656	R$2.343
Depreciation (appreciation) of the Brazilian real vs. the U.S. dollar	47.0%	13.4%	14.6%

Source: Fundação Getúlio Vargas, Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)           Unemployment rate considering the National Household Sampling Survey (Pesquisa Nacional por Amostra de Domicílios, or PNAD), released by the Instituto Brasileiro de Geografia e Estatística (IBGE).

(2)           Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(3)           Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.

(4)           Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The Brazilian economic environment has been characterized by significant variations in economic growth rates, with low growth from 2001 through 2003 (1.7% p.a.) and an economic recovery between 2004 and 2008 (4.8% p.a.). This trend was interrupted by the international financial crisis in 2009. In the following years, Brazilian economic activity recorded moderate results due to lower exports, unfavorable investor expectations and infrastructure deficiencies. GDP grew at an average rate of 2.1% between 2009 and 2014. In 2015 GDP contracted by approximately 3.8% as reductions in demand, combined with unfavorable political conditions aggravated by allegations of corruption, impacted economic activity. These conditions also led to a significant devaluation of the Brazilian real. Standard & Poor’s downgraded Brazil below investment grade on September 9, 2015; Fitch Ratings lowered its rating for Brazil from BBB- to BB+ on December 16, 2015; and Moody’s Investors Service downgraded Brazil to Ba2 with negative outlook on February 24, 2016. These downgrades reflected the poor economic conditions, continued adverse fiscal developments and increased political uncertainty in Brazil.

Our credit risk and debt securities are rated by Standard and Poor’s and Fitch Ratings. These ratings reflect, among other factors, perspectives for the Brazilian electricity sector, the political and economic context, country risk, hydrological conditions in the areas where our power plants are located, our operational performance and debt levels, and the ratings and outlook of our controlling shareholders. Our ratings were reduced in 2015 from AA+ to AA as a result of the downgrade of Brazil investment grade, due to changes in its economic and political scenarios as stated in the paragraph above. Downgrades can increase our cost of capital and lead lenders to include additional financial covenants in the instruments that regulate our debt.

In addition, income, employment, retail sales, especially household appliances, and credit availability, which are key indicators for energy consumption, posted poor performance in 2015. The behavior of the domestic market, reflecting deteriorations in the labor market and household consumption, negatively affected our operations.

10.3. Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

Not applicable, as the company did not introduce or dispose of any operational segments.

b) organization, acquisition or disposal of equity interest

In July 2013, CPFL Renováveis carried out its IPO and its common shares began trading publicly on the BM&FBOVESPA.  The offering consisted of a primary offering of 29.2 million common shares (including overallotment option) and a concurrent secondary offering of 44.0 million common shares, at a price of R$12.51 per share.  As a result of this transaction, our interest in CPFL Renováveis was reduced from 63% to 58.84%.  Although our interest was reduced, the transaction resulted in an increase of R$59.3 million in our shareholder’s equity, capital reserve account, due to the increase of the nominal value of the shares of CPFL Renováveis.  All references in this Annual Report to our total Installed Capacity and other operating information as at and for the year ended December 31, 2013 reflect the impact of this change in shareholding and consolidation.

In June 2013, through our subsidiary CPFL Renováveis, we acquired the Rosa dos Ventos Wind Parks, with installed capacity of 13.7 MW. The acquisition was completed in February 2014.

In August 2013, the Coopcana Biomass Thermoelectric Plant began operations with installed capacity of 50 MW. In September 2013, the Campo dos Ventos II wind farm began operations with installed capacity of 30 MW. In November 2013, the Alvorada Biomass Thermoelectric Plant began operations with installed capacity of 50 MW.

In December 2013, at the Second Energy Auction A-5/2013, our subsidiary CPFL Renováveis negotiated an average of 26.1 MW to be generated by the Pedra Cheirosa Complex located in the state of Ceará, with installed capacity of 51.3 MW. Contracts from this negotiation will be signed with electric energy distributors that declared their roles as purchasers at the auction. These contracts will have duration of 20 years, with energy supply beginning on January 1, 2018. Lots were sold for an average price of R$125.04 per MWh, annually adjusted at the variation of the IPCA inflation index.

In February 2014, CPFL Renováveis signed a contract with Arrow - Fundo de Investimento em Participações, or Arrow, an investment fund, for the acquisition of its indirect subsidiary Dobrevê Energia S.A., or DESA. The contract establishes that the intermediary controller of Arrow, WF2 Holding S.A. (WF2), which owns DESA, will be incorporated into CPFL Renováveis. As a result, the capital stock of CPFL Renováveis will be increased through the issues of new common shares, while CPFL Renováveis will assume the debt of WF2 Holding S.A., in the amount of approximately R$200 million as of December 31, 2013, and Arrow will receive new common shares from CPFL Renováveis representing 12.27% of its total capital stock.

At Extraordinary Shareholders’ Meetings, effective as of October 1, 2014, the shareholders of CPFL Renováveis and FIP Arrow approved the merger Protocol and Term for Termination of the Association. As a result, on October 1, 2014, FIP contributed the net assets of WF2 as a capital increase in CPFL Renováveis, which in turn issued 61,752,782 new common shares on behalf of FIP Arrow, , which became a shareholder in CPFL Renováveis with interest of 12.27%.

After the capital increase, WF2 was merged into CPFL Renováveis, terminating the company, and CPFL Renováveis came to directly hold 100% of the shares issued by DESA, which in turn became a subsidiary of CPFL Renováveis.

In September 2014, the direct subsidiary, TI Nect Serviços de Informática Ltda. (“Authi”), was established in order to provide information technology services, maintenance of such technology, system upgrading, development and customization of programs and maintenance of computers and peripheral equipment.

In January 2015, approval was granted for establishing CPFL Transmissora Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), a subsidiary of CPFL Geração. The new subsidiary’s objective is to operate electric energy transmission concessions, including activities of construction, implementation, operation and maintenance of installations for transmission of power from the basic grid of the Brazilian National Interconnected System (“SIN”).

In August 2015, the company CPFL GD S.A. was established as a wholly owned subsidiary of CPFL Eficiência Energética S.A. mainly aimed at providing services and general consulting for the electric energy market and selling goods related to central electric energy stations.

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

10.4. Discussions and Analysis on:

With the passing of Laws 11,638/07 and 11,941/09 in 2008, the Accounting Pronouncements Committee (CPC) issued and the Securities and Exchange Commission of Brazil (CVM) approved a series of accounting pronouncements and interpretations aimed at converging Brazilian accounting practices with International Financial Reporting Standards (IFRS). These pronouncements were fully applied concluding the first phase of the convergence process.

To fully conclude the process, new pronouncements were issued in 2009 and 2010 to enable the consolidated financial statements for the fiscal year ended December 31, 2010 were applied in consonance with international standards.

The financial statements of 2010 were the first to be prepared in accordance with IFRS. To enable the harmonization of accounting practices, the Company applied CPCs 37 and 43 and IFRS 1, adopting January 1, 2009 as the transition date and consequently the financial statements of 2009 were resubmitted with the adjustments identified during the adoption of said CPCs.

a) significant changes to the accounting practices

2015

The 2015 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2015. These pronouncements did not have any significant effects on our consolidated financial statements.

2014

The 2014 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2014. These pronouncements did not have any significant effects on our consolidated financial statements.

2013

2013 financial statements are in accordance with IFRS, issued by IASB, and comply with accounting practices adopted in Brazil, according to guidelines issued by CPC, including the effects of significant changes to pronouncements applicable as of 2013. The pronouncements with the greatest effect on our financial statements were those related to consolidation and pension plans.

Consolidation standards according to IFRS were revised. The new IFRS 11/CPC 19 (R2) standards were edited and came into effect as of 2013. According to the new standards, jointly controlled entities are not longer to be consolidated proportionally. Instead, the corporation should be recorded using the equity method, without impacting our net income.

Another important alteration is related to IAS 19 / CPC 33 (R1), as revised in 2011. The revisions changed the accounting method for defined benefit plans and termination benefits. The new method requires the recognition of any alterations to defined benefits and the fair value of the plan’s assets, thereby eliminating the corridor approach allowed under the terms of the previous version of IAS 19. The elimination of the corridor approach accelerates the recognition of costs of the previous service. All actuarial gains and losses are immediately recognized in another extensive result so as to ensure that the net asset or liability of the pension plan reflects the whole value of the deficit or surplus of the plan. Furthermore, instead of recognizing expenses with interest and expected yield from the plan’s assets as in the previous version of IAS 19 / CPC 33, we known record the value of “net interest” in accordance with IAS 19, as amended in 2011. According to the amendments, net interest is calculated by applying a discount rate to the net value of the asset or liability of the defined benefit. Revisions of IAS 19 also introduced certain alterations in the presentation of the cost of the defined benefit, including more extensive disclosure, noting significant actuarial premises. For additional information on the impact of these alterations, please see note 2.9 to the consolidated financial statements.

b) significant effects of changes in accounting practices

There were no significant changes in the accounting practices adopted by the Company in the years of 2015, 2014 and 2013.

c) notes and emphases presented in the auditor’s opinion

The Independent Auditor Report for the fiscal year ended December 31, 2015 dated March 7, 2016 and issued by Deloitte Touche Tohmatsu Auditores Independentes does not contain any emphasis of matter paragraphs or qualifications.

10.5. Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available. It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used. There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to our consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangible assets and investments, comprise a significant amount of the total assets. Balances presented on our balance sheet are based on historical costs net of accumulated depreciation and amortization. We are required under CPC 01 to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, it is mandatory to recognize a loss by writing off part of their value. The analysis performed requires that it is estimated the future cash flows attributable to these assets, and these estimates require a variety of judgments about the future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require the Company and its subsidiaries to recognize impairment losses in future periods. The evaluations in 2014 and 2013 did not result in any significant impairment of property, plant and equipment or intangible assets and investments. In 2015, we recorded an impairment loss of R$39 million related to noncurrent assets (see notes 14.1 and 15.2 of our consolidated financial statements.

Impairment of financial assets

A financial asset not measured by its fair value using the result is evaluated upon each presentation date to assess if there is objective evidence that the asset has lost any of its recoverable value that may occur after initial recognition of the asset in question, and that may have a negative effect on future projected cash flow.

Our subsidiaries and we evaluate evidence of impairment for receivables and investments held until maturity on both an individual and collective levels for all significant items. Receivables and investments held to maturity that are not individually important are evaluated collectively to assess impairment of the group of securities with similar risk characteristics.

Upon assessing an impairment loss on a collective basis, we utilize historic trends for probability of delinquency, recovery periods and the incurred loss values, which are adjusted to reflect management’s judgment of if the economic and current credit conditions are such that the real losses will likely be greater or smaller than those suggested by historic trends.

The reduction of the recoverable value (impairment) of a financial asset is recognized as follows:

•       Amortized cost: the difference between the book value and the current value of estimated future cash flow, minus the effective original interest rate on the asset. Losses are recognized in the result and reflected in a provision against receivables. Interest on an asset that has lost its value continues to be recognized through a reversal of the discount. When an subsequent event leads to the reversal of the loss of value, a decrease in impairment is reversed and recorded under credit in the result.

•       Available-for-sale: the difference between acquisition cost, net of any reimbursement or principal amortization, and the current fair value, minus any other reduction for impairment previously recognized in the result. Losses are recognized in the result.

For financial assets recognized by the amortized cost and/or debt instruments classified as available for sale, if there is an increase (gain) in periods following recognition of the loss, the loss is reversed against the result. Nonetheless, any subsequent recovery of the fair value of an equity share classified as available for sale and had registered an impairment loss, any increase in fair value is recognized in other extensive results.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all our employees. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rates, inflation and etc. For further information about the actuarial assumptions see note 19 to our consolidated financial statements.

Deferred Tax Assets and Liabilities

We account for income, which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

We regularly review our deferred tax assets for recoverability. If evidences are not enough to prove that it is more likely than not that we will not recover such deferred tax assets, then such asset is not registered in the balance sheet of the company. Also, if there are no evidences that allow us to expect sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Provisions for tax, civil and labor risks

We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other matters.

Accruals for provision for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims. The evaluation of these risks is performed by various specialists, inside and outside of the company. Accounting for provision for tax, civil and labor risks requires significant judgment by Management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to provision for tax, civil and labor risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

Financial Instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors. Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial and Capital Market Institutions (“Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais - ANBIMA”) websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available for sale refer to the right to compensation to be paid by the Brazilian government on reversion of the assets of the distribution concessionaires (financial asset of concession). The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, usually conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indexes.

Law No. 12,783/13 defined the methodology and criteria for valuation of the compensation on reversion of the assets based on the Regulatory Asset Base. Accordingly, the valuation of the compensation on reversion is prescribed through a valuation process carried out by ANEEL.

Depreciation and Amortization of Intangible Assets

We account for depreciation using the straight line method, at annual rates based on the estimated useful life of assets in accordance with ANEEL and adopted local practices.

Amortization of intangible assets varies according to the way they are acquired:

•         Intangible assets acquired in a business combination: The portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight line basis or based on the net income curves projected for the concessionaires, as applicable;

•         Investments in infrastructure (application of ICPC 01 and IFRIC 12 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre determined useful life. We account for the amortization of these assets using a curve that reflects the consumption standard as compared to the expected profits;

•         Public utilities: We account for the amortization of intangible assets relating to our use of a public asset using the straight line method for the remaining term of the concession.

10.6. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

As of December 31, 2015, there were no items that fail to appear on our balance sheet that have, or may come to have, a relevant effect on our financial condition, revenue or expenses, operating results, liquidity, investments or capital funds.

The Company has contractual obligations and commitments, such as commitments related to long-term contracts for the purchase and sale of energy and projects for the construction of plants, which are presented in a table in item 10.1, c, herein.

b)    other items not evidenced in the financial statements.

There are no other relevant items not evidenced in the financial statements of the issuer.

10.7. In regard to each of the items not evidenced in the financial statements indicated in item 10.6, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

There are no other relevant items not recorded in the financial statements.

b)                    the nature and purpose of the operation;

There are no other relevant items not recorded in the financial statements.

c)         the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are no other relevant items not recorded in the financial statements.

10.8. The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the Company in the years ended on December 31, 2015, 2014 and 2013, and the forecast for the two-year period of 2016-2017:

	Year ended on December 31
	2017*	2016*	2015	2014	2013
	(in millions)

Distribution	1,390	1,178	868	702	845
Generation	17	10	7	14	10
Renewables	409	1,506	494	251	828
Commercialization and other investments	95	119	59	94	52
Total	1,911	2,813	1,428	1,062	1,735
*Planned investment, considering the Company’s forecast

In addition to the capital expenditures shown above, we invested R$37 million for the year ended December 31, 2015 (R$57 million for the year ended December 31, 2014), related to the construction of CPFL Transmissão’s transmission lines, which according to the requirements of ICPC 01/IFRIC 12, it was recorded as “Financial Asset of Concession” in noncurrent assets.

We plan to invest approximately R$2,813 million in 2016 and R$1,911 million in 2017. Of total investments budgeted for the period, R$2,567 million are planned for investment in distribution, R$1,915 million in renewables and R$27 million in the conventional generation segment.

ii. Sources of financing for the investments;

The main sources of resources for our subsidiaries come from operating cash generation and financing. For the two-year period of 2016-2017, our subsidiaries plan to raise funds mainly by (i) new financing with BNDES, (ii) new funding with financial institutions and (iii) new debenture issuances.

iii. Ongoing relevant disinvestments and expected disinvestments;

Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipment, patents or other assets which may materially influence the productive capacity of the issuer;

2015

There was no acquisition of new plants, equipment or other assets which may materially influence the productive capacity of the Company.

2014

  In February 2014, the subsidiaries CPFL Renováveis and CPFL Geração signed an association agreement through the merger into CPFL Renováveis of WF2 Holding S.A. (“WF2”), owner of all shares issued by DESA on the date of its merger by CPFL Renováveis. Arrow – Fundo de Investimentos e Participações (“FIP Arrow”) was the former owner of the entire capital stock of WF2. The association was consummated on October 1, 2014, once all conditions precedent were fulfilled.

2013

  On June 18, 2013, CPFL Renováveis signed a contract for the acquisition of 100% of the assets of the wind farms Canoa Quebrada, with an installed capacity of 10.5 MW, and Lagoa do Mato, with an installed capacity of 3.2 MW, located on the coast of the state of Ceará.

For further information on acquisitions of plants and other assets, see item 10.3.b above.

c) new products and services:

i.   description of ongoing researches already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

ii. total amounts expend by the issuer in research for the development of new products and services;

Not applicable in view of the fact that there are no new products or services under development.

iii. projects in development already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services under development.

10.9. Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section.

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

APPENDIX II

ALLOCATION of NET INCOME

 ANNEX 9-1-II OF CVM INSTRUCTION No. 481/2009

1.     Inform the net income in the fiscal year.

2015 (R$)
864,940,364.29

2.     Inform the total amount and amount per share of the dividends, including any prepaid dividends and already declared interest on equity.

2015
(R$)
Global amount Interim dividends paid Undistributed dividends	205,423,336.52 - 205,423,336.52
Dividend per share (R$ per unit)	0.206868475

3.     Inform the percentage of distributed net income in the fiscal year.

2015
24%

4.     Inform the total amount and amount per share of the distributed dividends based on net income in prior fiscal years.

Not applicable, as there was no result to be distributed from previous fiscal years.

5.     Inform, deducting any prepaid dividends and already declared interest on equity.

a.     the gross amount per share of dividends and interest on equity, separately for each type and class of share.

	2015 (R$)	Per Share (Common) (R$)
Dividend	205,423,336.52	0.206868475

1

For this fiscal year, considering the current economic scenario and uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases occurred in 2015, the Company’s Management proposes the allocation of R$392,972,219.68 to the statutory reserve for working capital improvement.

b.     The form and date for the payment of dividends and interest on equity.

Dividends, except when approved otherwise by the Meeting of Shareholders, are paid within sixty (60) days of the date on which their distribution is approved and, in all cases, within the fiscal year, pursuant to Article 31 of the Bylaws.

The Company declares dividends from interim semi-annual balance sheets, which are paid on a date to be determined by the Executive Board, in accordance with the availability of funds, observing the above mentioned term for payment, pursuant to Article 17 (U) of the Bylaws.

In addition, the Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9 of Law 9,249/95 and to Article 17 of the Bylaws and calculate them towards the minimum mandatory dividends.

Given that, for the fiscal year ended December 31, 2015, there was no interim dividends, the management of the Company proposes R$205,423,336.52 as minimum mandatory dividend and the allocation of R$392,972,219.68 to the statutory reserve for working capital improvement.

c.     Any restatement and interest applicable on the dividends and interest on equity.

The Company does not monetarily restate or pay interest on dividends attributed to shareholders or on interest on equity, pursuant to Article 33 of its Bylaws.

d.     Declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive aforesaid payments.

April 29, 2016.

6.     If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

2

a.     Inform the amount of already declared dividends or interest on equity.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

b.     Inform the respective payment dates.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

7.     Provide a comparative table indicating the following amounts per share for each type and class of share:

a.     Net income for the fiscal year and in the three (3) prior fiscal years.

2015 (R$/share) (1)	2014 (R$/share) (1)	2013 (R$/share) (1)
0.871025159	0.986389169	0.974170121

(1)       The calculation per share was based on net income as of December 31 of the respective fiscal year, divided by the number of shares on the same date.

b.     Distributed dividends and interest on equity in the three (3) most recent fiscal years.

2015 (R$/share)	2014 (R$/share)	2013 (R$/share)
0.206868475	0.438746730	1.139118234

(1) The calculation per share was based on the dividends for the respective fiscal years, divided by the number of shares on the same date.

8.     If net income was allocated to the legal reserve.

a.     Identify the amount allocated to the legal reserve

2015 (R$)
43,247,018.21

3

b.     Detail the method for calculating the legal reserve.

The amount allocated to the Legal Reserve corresponds to five percent (5%) of the net income for the fiscal year, up to the limit of twenty percent (20%) of the subscribed capital.

9.     If the company has preferred shares entitling to fixed or minimum dividends.

a.     Describe the method for calculating the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

b.     Inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

c.     Identify if any unpaid portion is cumulative.

Not applicable, since the Company does not issue preferred shares.

d.     Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

e.     Identify the amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

10. Regarding the mandatory dividend.

a.     Describe the calculation method provided for in the Bylaws.

Article 28 of the Bylaws of the company provides for the distribution to its Shareholders a minimum of twenty-five percent (25%) of adjusted net income, pursuant to Article 202 of Law 6,404 of December 15, 1976, as amended.

b.     Inform if it is being fully paid.

Yes. In the three (3) most recent fiscal years, the amount paid as dividends was equal or exceeded the minimum provided for by the Company's Bylaws.

4

c.     Inform any amount withheld.

No portion of the mandatory dividend is being withheld. The management proposes the retention of the undistributed result, in the amount of R$392,972,219.68, to be allocated to the statutory reserve – working capital improvement.

11. If the mandatory dividend was withheld due to the company's financial situation.

a.     Inform the amount withheld.

No proposal was made to withhold the minimum mandatory dividend.

b.     Describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows.

No proposal was made to withhold the minimum mandatory dividend.

c.     Justify the withholding of dividends.

No proposal was made to withhold the minimum mandatory dividend.

12. If net income was allocated to the contingency reserve.

a.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

b.     Identify the loss considered probable and the associated cause.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

c.     Explain why the loss was considered probable.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

d.     Justify the recording of the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

5

13. If net income was allocated to the unearned profit reserve.

a.     Inform the amount allocated to the unearned profit reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

b.     Inform the nature of the unearned profit that led to the creation of the reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

14. If net income was allocated to the statutory reserves.

a.     Describe the clauses in the Bylaws that establish the reserve.

In addition to the legal reserve, the Bylaws also provides for the following reserves: (i) Reserve for Adjustment of the Financial Asset of Concession; (ii) Reserves for Contingencies, Tax Risks and Unrealized Profits; and (iii) reserve for working capital improvement, in accordance with Article 27, Paragraph2 of the Bylaws, in verbis:

“Article 27 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the balance of cash and cash equivalents, broken down in operating, financing and investment cash flows. The financial statements for the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the net income for the year.

(...)

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other allocation, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) constitution of the Reserve for Adjustment of Financial Assets of Concession, either monthly or any other interval defined by the Company, using the gain or loss from the change in the expected cash flows from the Financial Asset of Concession of the subsidiaries, booked in the Company’s income statement, net of taxes, through the equity income method. The amount to be allocated to said reserve will be limited to the balance in the "Retained Earnings or Accumulated Losses" account after any accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(i) the Reserve for Adjustment of Financial Assets of Concession will be realized at the end of the concession period of the subsidiaries, when the indemnification is paid by the government and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”.

(ii) the balance in the Reserve for Adjustment of Financial Assets of Concession cannot exceed the balance of the Financial Asset of Concession booked in the consolidated financial statements of the Company;

6

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital improvement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Financial Assets of Concession and the Legal Reserve, in this order, the last to be absorbed.

b.     Identify the amount allocated to the reserve.

Statutory reserves recorded in the 2015 fiscal year are composed of: (i) R$255,013,350.68 for financial asset of concession and (ii) R$392,972,219.68 for the working capital improvement reserve.

On December 31, 2015 the balance of statutory reserves came to (i) financial asset of concession: R$585,450,155.05 and (ii) Working capital improvement: R$392,972,219.68.

c.     Describe how the amount was calculated.

Financial assets of concession

The statutory reserve is calculated based on the value of the financial asset of concession of the group’s distributors, which is restated monthly at the IGPM inflation index, and regularly due to the Tariff Revision process, based on the Regulatory Remuneration Base (“BRR”).

Working capital improvement

Considering (i) the current economic scenario, (ii) an inability to forecast future hydrologic conditions, and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$392,972,219.68 to the statutory reserve for working capital improvement.

15. If the withholding of net income was provided for in the capital budget.

a.     Identify the amount withheld.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

b.     Provide a copy of the capital budget.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

7

16. If net income was allocated to the fiscal incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

b.     Explain the nature of the allocation.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

*******

8

APPENDIX III

12. INFORMATION ON NOMINEES TO MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL INDICATED BY CONTROLLING SHAREHOLDERS

12.6. Data on nominees to management and members of the issuer’s fiscal council

The following table indicates main data on nominees to sitting and deputy positions on the Board of Directors:

Nominees to the Board of Directors
(a) Name	(b) Date of Birth	(c) Profession	(d) Individual Taxpayer’s ID (CPF)	(e) Elected position	(f) Date election	(g) Date of inauguration	(h) Term of Office	(i) Other positions or duties held in the Company(i)	(j) Appointed by Controlling Shareholder?	(k) Independent member	(l) Consecutive terms
Murilo Cesar Lemos dos Santos Passos	7/6/1947	Chemical Engineer	269.050.007-87	Sitting Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	6
Fernando Luiz Aguiar Filho	6/13/1979	Engineer	306.391.208-57	Deputy Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	Member of the Management and Risk Process Committee, Related Parties Committee, Member of the Budget and Corporate Finances Commission and Strategy Commission.	Yes	No	1
Francisco Caprino Neto	4/30/1960	Metallurgical Engineer	049.976.298-39	Sitting Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	Member of the Human Resources Management Committee	Yes	No	10
Roberto Navarro Evangelista	12/8/1957	Accountant	945.531.658-72	Deputy Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	1
José Florêncio Rodrigues Neto	5/26/1966	Business Administrator	484.364.021-20	Sitting Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0
Livio Hagime Kuze	11/5/1980	Business Administrator	220.769.508-50	Deputy Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	1
Decio Bottechia Junior	10/16/1965	Bank employee and Economist	089.795.878-05	Sitting Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	1
Fernando Manuel Pereira Afonso Ribeiro	4/10/1961	Retired bank employee	633.364.137-53	Deputy Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0
Arnaldo José Vollet	2/27/1949	Bank employee and Economist	375.560.618-68	Sitting Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting		Yes	No	0
Heloisa Helena Silva de Oliveira	8/4/1955	Bank employee and Economist	356.627.517-49	Deputy Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	1
Martin Roberto Glogowsky	11/14/1953	Business Administrator	861.682.748-04	Sitting Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0
Carlos Alberto Cardoso Moreira	4/5/1960	Business Administrator	039.464.818-84	Deputy Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	Member of Human Resources Committee	Yes	No	0
Ana Maria Elorrieta	8/13/1955	Accountant	125.045.588-05	Independent Director	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes(i)	Yes(i)	1
1

In accordance with item 4.3 of the Novo Mercado Regulations, which determines that at least twenty percent (20%) of slots on the Board of Directors may be filled with independent Board Members, controlling shareholders have together indicated Mrs. Ana Maria Elorrieta as the independent member on the Board of Directors.

The Company considers as being independent those Board members who: (i) have no connection with the Company, except for interest in its capital; (ii) is not the Controlling Shareholder, spouse or relative up to the second degree of kinship of the Controlling Shareholder, and/or is not or has not been, over the previous three (3) years connected to a company or entity connected to the Controlling Shareholder (not applicable to individuals linked to public research and/or educational institutions); (iii) has not been, over the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or any subsidiary of the Company; (iv) is not a direct or indirect supplier or buyer of the Company’s services and/or products, to such an extent that suggests the loss of independence; (v) is not an employee or manager of a company or entity rendering or requesting the Company’s services and/or products, to such an extent that suggests the loss of independence; (vi) is not a spouse or relative up to the second degree of kinship of any manager of the Company; and (vii) does not receive any other compensation from the Company other than as a director (not applicable to any earnings arising from any interest on capital).

2

The following table provides the main information on nominees to sitting and deputy positions on the Fiscal Council:

Fiscal Council Nominees
(a) Name	(b) Date of Birth	(c) Profession	(d) Individual Taxpayer’s ID (CPF)	(e) Elected position	(f) Date election	(g) Date of inauguration	(h) Term of Office	(i) Other positions or duties held in the Company(i)	(j) Appointed by Controlling Shareholder?	(m) Independent member	(n) Consecutive terms
Adalgiso Fragoso de Faria	6/14/1960	Economist	293.140.546-91	Sitting Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	7
Paulo Ionescu	4/27/1981	Business Administrator	220.512.688-19	Deputy Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	1
Marcelo de Andrade	4/11/1967	Business Administrator	076.244.538-60	Sitting Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	2
Susana Amaral Silveira	6/16/1980	Lawyer	221.135.938-82	Deputy Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	1
William Bezerra Cavalcanti Filho	10/26/1956	Economist	530.627.607-53	Sitting Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	3
Noel Dorival Giacomitti	1/21/1952	Bank employee and Economist	150.481.369-34	Deputy Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0
João Pinto Rabelo Junior	3/3/1969	Bank employee and Economist	364.347.521-72	Sitting Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0
Benilton Couto da Cunha	4/4/1958	Bank employee and Economist	431.529.967-72	Deputy Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0
Licio da Costa Raimundo	10/11/1968	Economist	131.951.338-73	Sitting Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0
Luiza Damasio Ribeiro do Rosario	2/10/1983	Lawyer	053.052.907-67	Deputy Board Member	4/29/2016	TBD	1 year – through the 2017 Shareholders’ Meeting	-	Yes	No	0

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12.5. (m) Data on nominees to management and members of the issuer’s fiscal council

BOARD OF DIRECTORS

Sitting: Murilo Cesar Lemos dos Santos Passos	Deputy: Fernando Luiz Aguiar Filho

Graduated in Chemical Engineering from UFRJ/RJ in 1971, from 1970 to 1977 he worked with the Ministry of Industry and Commerce – Board of Industrial Development (CDI). From 1977 to 1992, Mr. Passos was employed and later became Executive Forest Product, Environment and Metallurgy Officer at Companhia Vale do Rio Doce and CEO of Celulose Nipo-Brasileira S.A. (Cenibra) and Florestas Rio Doce S.A. From 1993 to 2006, he was Superintendent Officer at Bahia Sul Celulose S.A. and Suzano Papel e Celulose S.A. He was member of the Board of Directors of Brasil Agro Cia. Brasileira de Propriedades Agrícolas between 2007 and 2010. Currently, Mr. Passos is member of the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., the Notable Committee of the National Quality Foundation (FNPQ), the Senior Board of the EcoFuture Institute and Advisory Committee to the Pulp and Paper Producers’ Association – BRACELPA, of the Board of Directors and Financial Committee of São Martinho S.A., Board of Directors of Odontoprev S.A., Camil Alimentos S.A., and Tegma Gestão Logística S.A. He has been Chairman of the Board of Directors of CPFL Energia since 2010. He is not considered a politically exposed person.

Graduated in Civil Engineering from USP-SP in 2001, he also obtained a Master’s degree from the same institution in 2007. He served as an Engineer at Construções e Comércio Camargo Corrêa S.A. (CCCC) between April 2002 and October 2006, as Analyst, Advisor, Manager and Superintendent of Equity Interest at Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and at Camargo Corrêa S.A. (CCSA) between October 2006 and September 2014. He served as deputy member of the Fiscal Council of Companhia de Concessões Rodoviárias S.A. (CCR) between April 2009 and April 2013 and of CPFL Energia S.A. between April 2009 and April 2014. He is currently an Executive Officer of Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., ESC Energia S.A., Atila Holdings S.A. and Camargo Corrêa Geração de Energia S.A. and Equity Interest Officer at Camargo Corrêa S.A. (CCSA). He is not considered a politically exposed person.

Sitting: Francisco Caprino Neto	Deputy: Roberto Navarro Evangelista

Graduated in Metallurgical Engineering from USP/SP in 1983, he also holds a Master’s degree in Metallurgical Engineering from the same institution in 1992. Mr. Caprino Neto has acted as Head of the Process Engineering Department and Planning and Control Advisor for Siderúrgica J.L. Aliperti S.A., and Coordinator of Metallurgical Processes for Aços Vilares S.A. He was a sitting member of the Boards of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2000 to 2006. Up to April 30, 2015, he held several executive positions at Camargo Corrêa S.A. and Camargo Corrêa Investimentos em Infraestrutura S.A. Since May 2015, he has provided corporate advisory services through FCaprino Consultoria Empresarial – Eireli. He is a certified Board member by the Brazilian Corporate Governance Institute (IBGC). He has also been a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR) since 2004. He was a sitting member of the Board of Directors of CPFL Energia, from 2004 to April 2013, and deputy member from April 2013 to August 2014, and is currently a sitting member. He is not considered a politically exposed person.

Graduated in Accounting Science from Instituto Alberto Mesquita de Camargo/SP. Mr. Evangelista attended the Program of Continued Education “Creation of Value for Shareholders” offered by FGVGVPEC. He has been a deputy member of the Fiscal Council of CPFL Energia. He is currently Treasury Officer of Camargo Corrêa S.A. (CCSA) and a deputy member of the Fiscal Council of São Paulo Alpargatas S.A. He is not considered a politically exposed person.

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Sitting: José Florêncio Rodrigues Neto	Deputy: Livio Hagime Kuze

Graduated in Civil Engineering from the University of Brasília (UnB) in 1990, with a specialization degree in Business Administration (CEAG) from FGV-SP and an MBA from the Massachusetts Institute of Technology (MIT). Between 1990 and 1996, Mr. Rodrigues Neto served as calculation and planning engineer in several projects, including the Brasília Airport and Subway. From 1996 to 2000, he worked in the Concession Contract and Controllership Planning area at Nova Dutra. After attending an MBA course abroad, between 2002 and 2007, he served at the Holding Company of Camargo Correa Group as Control Planning Officer, among other positions. During this period, he was a deputy member of the Board of Directors of Usiminas. From 2008 to 2010, he served as CFO at Construtora Camargo Correa, and as member of the Advisory Board of Alcoa America Latina. In 2011, he assumed as Chief Financial Officer responsible for the finance and IR area at Cyrela Brazil Realty. In 2013, he assumed as CEO of Cyrela Commercial Properties (CCP). Currently, he is Interim CEO of Eletromecânica Dyna. He is not considered a politically exposed person.

Graduated in Business Administration from Escola de Administração de São Paulo - EAESP/FGV-SP, in 2001, with a specialization degree in Finances from Wharton/University of Pennsylvania and from Both/University of Chicago and in Project Management from EAESP/FGV. Mr. Livio served as an associate consultant for consulting company A.T.Kearney in projects in Brazil and the United States from 2001 to 2005 and Project Manager at Unibanco from 2005 to 2007. He also served as Corporate Strategic Planning Manager at Tavex Corporation (a subsidiary of Camargo Corrêa) from 2007 to 2009. After a brief period working for MasterCard Advisors in 2009, he returned to Camargo Corrêa in 2010 as Strategic Intelligence Manager. He was a deputy member of the Fiscal Council of CPFL Energia and in the last three years he has served as deputy member of the Board of Directors of Alpargatas S.A. and deputy member of the Board of Directors of CCR S.A. Since 2012, he has served as Superintendent of Finances and Strategic Planning at Camargo Corrêa S.A. (CCSA). Since 2015, he has been deputy member of the Board of Directors of CPFL Energia. He is not considered a politically exposed person.

Sitting: Décio Bottechia Júnior	Deputy: Fernando Manuel Pereira Afonso Ribeiro

Graduated in Economics from Universidade Mackenzie in 1990, Mr. Bottechia Júnior also holds a graduate degree in Financial Management from Universidade São Judas Tadeu earned in 1995, Master’s and Doctorate degrees in Business Economics from Universidade Católica de Brasília (UCB) earned in 2005 and 2013, respectively. He served as Senior Advisor to Banco do Brasil between 2002 and 2014. Since 2013, he has been a member of the Fiscal Council of ANABBPREV and since 2014, served as Planning Officer at Previ. Since 2015, he has been Vice-Chairman of the Board of Directors of CPFL Energia. He is not considered a politically exposed person.

Graduated in Business Administration from UFRJ (1982), Mr. Ribeiro also holds a graduate degree in Economics from George Washington University USA (2000) and an Executive MBA in Finance from IBMEC RJ (1997). He has a specialization degree in Information Technology from the George Washington University USA (2000) and in Corporate Governance (2001) from IBMEC RJ (2001). Mr. Ribeiro served as Executive Officer at BB FUND SPC, a company pertaining to BB conglomerate, with head offices in the Cayman Islands, from 2005 to 2006 and 2010 to 2014. He served in the Boards of Directors of Valepar and Cosern. He currently serves as Executive Officer at the Associação dos Investidores no Mercado de Capitais (AMEC). He is not considered a politically exposed person.

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Sitting: Arnaldo José Vollet	Deputy: Heloisa Helena Silva de Oliveira

Mr. Vollet holds a Licentiate in Math from USP (1979) and in Finance from IBMEC (1992). He has an MBA for Senior Executives from FGV RJ (1996) and Amana Key (1998). Mr. Vollet served as Executive Manager at Banco do Brasil and BB DTVM, and as Financial Officer at Coelba. He was part of collective bodies of companies such as TELESP-Celular – Participações, CEF, Cassi, Celpe, Cemig and Neoenergia. He currently serves in the Audit Committee of CEF and as sitting member of the Fiscal Council of Vale. He is not considered a politically exposed person.

Graduated in Economics from Centro Universitário de Brasília (UNICEUB) earned in 2002, with a graduate degree in the Program for Qualification of Executives (BBMBA) offered by Fundação Instituto de Administração (FEA/USP-SP) earned in 1994 and a graduate degree in Corporate Governance from FIPECAFI-USP in 2000. Ms. Oliveira presided Fundação Banco do Brasil from 1999 to 2003. She served as sitting and deputy Director of BRF – Brasil Foods from 2011 to 2013. Since 2015, she serves as deputy member of the Board of Directors of CPFL Energia. She is not considered a politically exposed person.

Sitting: Martin Roberto Glogowsky	Deputy: Carlos Alberto Cardoso Moreira

Mr. Glogowsky holds an undergraduate degree in Business Administration from FGV/SP earned 1976 and in Law from PUC/SP earned 1979. Since 2005, he has served as CEO of Fundação CESP, having previously served as Investment and Asset Officer from 1999 to 2005. He was Vice-President of Citibank from 1977 to 1994. Mr. Glogowsky also served in the Capital Markets area of Banco Schahin Cury S.A. from 1994 to 1997 and of Banco BBA Creditanstaltd from 1997 to 1998. He has been member of the Fiscal Council of CPFL Renováveis since April 2015. He was Chairman of the Fiscal Council of Net Serviços de Comunicação S.A. from 2005 to 2014. Furthermore, Mr. Glogowsky is a member and certified Director/Fiscal Council member by the Brazilian Corporate Governance Institute (IBGC), having been a member of its National Technical Investment Commission, and is currently members of the Commission of Board of Directors. He is currently a member of the Advisory Board of Abrapp – Brazilian Association of Supplementary Pension Plan Entities. Since 2002, he has alternately served as Fiscal Council member and Board member in companies in the CPFL group. He is not considered a politically exposed person.

Graduated in Business Administration from PUC/SP in 1984. From 1984 to 1988, he was Senior Investment Analyst for Credibanco. Between 1988 and 1992, he served as Vice-President of Citibank N.A. Mr. Moreira was also Institutional Client Officer for Banco BMC S.A. from 1992 to 1999. From 2000 to 2014, he served as the Investment and Finance Officer for Fundação Sistel de Seguridade Social (SISTEL). He is a certified Board member the Brazilian Corporate Governance Institute (IBGC). He is currently a member of the National Technical Commission on Investments – CNTI of Abrapp, a member of the Board of Directors of Geração, Transmissão e Distribuição S.A. – GTD. Furthermore, he is the Chief Administrative Officer of Bonaire Participações S.A. and Executive Officer of SISTEL. Mr. Moreira has held both sitting and deputy positions in the Board of Directors of CPFL Energia since 2002. He is not considered a politically exposed person.

Independent Director: Ana Maria Elorrieta

Graduated in Accounting Sciences from the University of Buenos Aires (UBA) in 1973. In 1995, she became a partner of PwC Brasil, where she served until December 2012. Over this period, she headed the Risk and Quality department in Brazil and South America, represented PwC in international forums (PwC Global Accounting Standards Board and Global Risk & Quality), and was a member of the Territory Leadership Team. From 1997 to 2002, she participated in the Workgroup to discuss Brazilian Accounting Standards promoted by the Federal Accounting Council (CFC). From 1998 to 2003, she was a member of the International Auditing and Assurance Standard Board (IAASB) of the International Federation of Accountants (IFAC). In the Brazilian Institute of Accountants (IBRACON), she was part of several administrations of the National Executive Board from 1998 to 2004, and was director of technical affairs from 2004 to 2007, as well as president of the National Executive Board from 2009 to 2011. From 2005 to 2014, she led the Latin America Coordinating Committee. She is an acting associate of the Brazilian Corporate Governance Institute (IBGC) and a certified Director since 2013. Since 2014, she has been a member of the Audit Committee of Votorantim Metais S.A., a Brazilian mining company. She is not considered a politically exposed person.

6

FISCAL COUNCIL

Sitting: Adalgiso Fragoso de Faria	Deputy: Paulo Ionescu

Graduated in Economic Science from PUC/MG, in 1987, with an MBA in Corporate Finance from IBMEC in 1995 and Economic Policy and Corporate Finance from Fundação Mineira de Educação e Cultura - FUMEC in 1990. He was an Economic-Financial Analyst for Andrade Gutierrez S.A. from 1979 to 2005 and Financial and Administrative Officer for SP Vias Concessionária de Rodovias S.A. from 2005 to 2006. Since 2006, he has served as an Executive Officer at Camargo Corrêa S.A. (CCSA). He is a sitting member of the Fiscal Councils of Companhia de Concessões Rodoviárias S.A. (CCR), of São Paulo Alpargatas S.A., and since 2009 of CPFL Energia. He is not considered a politically exposed person.

Graduated in Business Administration from FGV/SP in 2003, with MBA from the Wharton School of the University of Pennsylvania earned in 2010. Currently Manager of Strategic Planning at Camargo Corrêa S.A. (CCSA). He is not considered a politically exposed person.

Sitting: Marcelo de Andrade	Deputy: Susana Amaral Silveira

Graduated in Business Administration from Universidade São Judas Tadeu in São Paulo in 1999, with a graduate degree in Controllership (MBA Controller) from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras of Universidade de São Paulo (FIPECAFI–USP/SP) in 1999. He is currently Controller Superintendent at Camargo Corrêa S.A. (CCSA), and has been a part of the group since 2009. He is a sitting member of the Fiscal Councils of São Paulo Alpargatas S.A. and of CPFL Energia. Mr. Andrade served as Corporate Financial and Strategic Planning Manager at Coelho da Fonseca Empreendimentos Imobiliários Ltda. from 2008 to 2009, and also as Corporate Planning and Budget Manager at Santista Têxtil S.A. from 1998 to 2008. He is not considered a politically exposed person.

Graduated in Law from USP/SP in 2002, earned a Master’s in Law from the University of Oxford in 2007 and a Doctorate in Law from USP/SP in 2010. Acted as lawyer in corporate law, contracts, financing and M&A from October 2007 to November 2012 at Veirano Advogados. Currently she serves as Legal Superintendent at Camargo Corrêa S.A. (CCSA). She is not considered a politically exposed person.

7

Sitting: William Bezerra Cavalcanti Filho	Deputy: Noel Dorival Giacomitti

Graduated in Economic Science from Faculdades Integradas Bennett in 1982, with a graduate degree in General Education for Senior Executives from FGV/RJ in 1996 and an Executive MBA in Finance from IBMEC – RJ in 1991. He served on the Fiscal Council of América Latina Logística S.A. – ALL from 2009 to 2010 and Sadia S.A. from 2000 to 2001, as a deputy member of the Boards of Directors for Rio de Janeiro Stock Exchange from 2000 to 2001, Brasilcap S.A. from 2001 to 2009, and simultaneously President of the Investment Committee and sitting member of the Boards of Directors Guaraniana S.A. – currently Neoenergia S.A. from 1997 to 2000 and Guaraniana Comércio e Serviços S.A. from 2001 to 2002. He was Vice-Chairman of the Boards of Directors of Nitrocarbono S.A. and Pronor S.A. from 1997 to 2002. Furthermore, Mr. Cavalcanti Filho worked as an Officer for Banco do Brasil S.A., serving as Executive Manager of the Financial Operations Department – GEROF from 1999 to 2003, Financial Officer from 2003 to 2009, and Executive Manager of the Financial and Investment Area of Brasilcap S.A. from 2009 to 2013. From 2011 to 2013, he was a member of the Board of Directors of Fiago Participações S.A. He was elected Chairman of the Fiscal Council of CPFL Energia in 2013. He is not considered a politically exposed person.

Graduated in Business Administration from Associação de Ensino Unificado do Distrito Federal (1982), He holds a graduate degree in Information technology from Escritório Técnico da Universidade Católica – ETUC (1983). He is a certified Board member by the Brazilian Corporate Governance Institute (IBGC). Mr. Dorival served in the Governance Bodies of Companhia de Telecunicações do Piauí S.A. TELEPISA, Grupo Executivo da Comissão Interministerial de Governança Corporativa e de Administrações – CGPAR, BNDES, COSIPA, Companhia Docas do Estado de São Paulo – CODESP, Companhia de Telecomunicações de Santa Catarina – TELESC, Empresa de Navegação da Amazônica – ENASA, Companhia Geradora Térmica de Energia Elétrica – CGTEE, Companhia de Telecomunicações do Paraná – TELEPAR, Conselho de Gestão da Previdência Complementar – CGPC, Empresa Brasileira de Hemoderivados e Biotecnologia – HEMOBRÁS, Sauípe S.A., among others. He is not considered a politically exposed person.

Sitting: João Pinto Rabelo Junior	Deputy: Benilton Couto da Cunha

Mr. Rabelo Junior holds an undergraduate degree in Business Administration from Universidade de Brasília (1993) and a graduate degree in Public Administration from USP (2011). He has specialization degree in Marketing from UFRJ COPPEAD (1997) and Corporate Governance from USP. He was Executive Manager in several areas in Banco do Brasil. Mr. Rabelo Junior served in the Governance Bodies of Instituto de Resseguros do Brasil – IRB and in the Advisory Board of Fat – CODEFAT. Currently, he serves as Assistant Secretary of Economic Policy of the Ministry of Finance and as member of the Currency and Credit Commission – COMOC. He is not considered a politically exposed person.

Graduated in Economics from Faculdade Dom Bosco (1980) and Business Administration from Instituto Gay Lussac (1991). Mr. Cunha has an MBA in Audit from USP-FIPECAFI (2001) and a graduate degree in Service Quality Management from Fundação Getulio Vargas (1998). He has a master’s degree in Business Administration from UFRGS (2008) and in Corporate Governance from IBGC (2010). He served as Controller of Economus - Instituto de Seguridade Social and as Executive Officer of Banco Popular do Brasil. Currently serves in the Fiscal Councils of Cassi e PREVI. He is not considered a politically exposed person.

8

Sitting: Licio da Costa Raimundo	Deputy: Luiza Damasio Ribeiro do Rosario

Mr. Raimundo holds an undergraduate degree in Economics from FEA-USP earned in 1993, Master’s and Doctorate degrees from UNICAMP, earned in 1997 and 2002, respectively. From 2003 to 2005, he served as Manager of the Investment Planning Area of Fundação Petrobrás de Seguridade Social – Petros. Since 2001, he serves as Senior Technical Advisor to the Finance Department of the City of Campinas and, since 2013, as Investment Officer of Fundação de Previdência Complementar do Servidor Público Federal - Funpresp. He is not considered a politically exposed person.

Graduated in Law from PUC/RJ in 2005, with an MBA from the Catholic University of Portugal, in Lisbon, earned in 2011. Ms. Rosario served as lawyer at the law firm Vieira, Rezende, Barbosa e Guerreiro Advogados from January 2006 to September 2015. She currently serves as Executive Manager of Securities at Fundação Petrobrás de Seguridade Social – Petros, deputy member of the Board of Directors and deputy member of the Audit Committee of Invepar – Investimentos em Participações e Infraestrutura since 11/2015, deputy member of the Audit Committee of Diagnósticos da América S.A. – DASA since 11/2015, and deputy member of the Board of Directors of Brasil Pharma S.A. since 10/2015. She is not considered a politically exposed person.

9

12.5 (n). Describe any of the following events that have occurred in the last five (5) years

i. any criminal conviction

ii. any conviction in a CVM administrative suit and respective penalties applied

iii. any final conviction, either legal or administrative, that may have suspended or prohibited the practice of any professional or commercial activities

Controlling Shareholders have declared to CPFL Energia that any of the nominees indicated thereby for positions as members of the Board of Directors of Fiscal Council are able to affirm that they have not suffered any (i) criminal convictions, (ii) convictions in a CVM administrative suit or (iii) final conviction, either legal or administrative, that may have suspended or prohibited the practice of professional or commercial activities.

10

12.6. Percentage of participation in meetings.

a. Board of Directors

Board of Directors
Name	Percentage of attendance in meetings of the Board of Directors in the most recent fiscal year (%)
Murilo Cesar Lemos dos Santos Passos	86%
Fernando Luiz Aguiar Filho	5%
Francisco Caprino Neto	100%
Roberto Navarro Evangelista	n/a
José Florêncio Rodrigues Neto	n/a
Livio Hagime Kuze	5%
Decio Bottechia Junior	100%
Fernando Manuel Pereira Afonso Ribeiro	n/a
Arnaldo José Vollet	n/a
Heloisa Helena Silva de Oliveira	n/a
Martin Roberto Glogowsky	5%
Carlos Alberto Cardoso Moreira	n/a
Ana Maria Elorrieta	100%

b. Fiscal Council

Fiscal Council
Name	Percentage of attendance in meetings of the Fiscal Council in the most recent fiscal year (%)
Adalgiso Fragoso de Faria	85%
Paulo Ionescu	n/a
Marcelo de Andrade	92%
Susana Amaral Silveira	n/a
William Bezerra Cavalcanti Filho	100%
Noel Dorival Giacomitti	n/a
João Pinto Rabelo Junior	n/a
Benilton Couto da Cunha	n/a
Licio da Costa Raimundo	n/a
Luiza Damasio Ribeiro do Rosario	n/a
11

12.7. Information on members of statutory committees, as well as of audit, risk, financial and compensation committees, even if not created by the Bylaws

The following table indicates main data on nominees to sitting and deputy positions on the Board of Directors who are members of committees:

Nominees to the Board of Directors
(a) Name	(b) Date of Birth	(c) Profession	(d) Individual Taxpayer’s ID (CPF) or passport number	(e) Elected position	(f) Date election	(g) Date of inauguration	(h) Term of Office	(i) Other positions or duties held in the Company	(j) Appointed by Controlling Shareholder?	(k) Independent member	(l) Consecutive terms
Fernando Luiz Aguiar Filho	6/13/1979	Engineer	306.391.208-57	Member of the Management and Risk Process Committee, Related Parties Committee, Member of the Budget and Corporate Finances Commission and Strategy Commission	5/6/2015 (Management and Risk Process Committee and Related Parties Committee)	5/6/2015	1 year – through the date of the first meeting of the Board of Directors to be held after the 2016 Shareholders’ Meeting	Deputy Director	Yes	No	0
Francisco Caprino Neto	4/30/1960	Metallurgical Engineer	049.976.298-39	Member of the Human Resources Management Committee	5/6/2015	5/6/2015	1 year – through the date of the first meeting of the Board of Directors to be held after the 2016 Shareholders’ Meeting	Sitting Director	Yes	No	8
Carlos Alberto Cardoso Moreira	4/5/1960	Business Administrator	039.464.818-84	Member of Human Resources Committee	5/6/2015	5/6/2015	1 year – through the date of the first meeting of the Board of Directors to be held after the 2016 Shareholders’ Meeting	Deputy Director	Yes	No	5

12

Fernando Luiz Aguiar Filho

Graduated in Civil Engineering from USP-SP in 2001, he also obtained a Master’s degree from the same institution in 2007. He served as an Engineer at Construções e Comércio Camargo Corrêa S.A. (CCCC) between April 2002 and October 2006, as Analyst, Advisor, Manager and Superintendent of Equity Interest at Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and at Camargo Corrêa S.A. (CCSA) between October 2006 and September 2014. He served as deputy member of the Fiscal Council of Companhia de Concessões Rodoviárias S.A. (CCR) between April 2009 and April 2013 and of CPFL Energia S.A. between April 2009 and April 2014. He is currently an Executive Officer of Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., ESC Energia S.A., Atila Holdings S.A. and Camargo Corrêa Geração de Energia S.A. and Equity Interest Officer at Camargo Corrêa S.A. (CCSA). He is not considered a politically exposed person.

Francisco Caprino Neto

Graduated in Metallurgical Engineering from USP/SP in 1983, he also holds a Master’s degree in Metallurgical Engineering from the same institution in 1992. Mr. Caprino Neto has acted as Head of the Process Engineering Department and Planning and Control Advisor for Siderúrgica J.L. Aliperti S.A., and Coordinator of Metallurgical Processes for Aços Vilares S.A. He was a sitting member of the Boards of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2000 to 2006. Up to April 30, 2015, he held several executive positions at Camargo Corrêa S.A. and Camargo Corrêa Investimentos em Infraestrutura S.A. Since May 2015, he has provided corporate advisory services through FCaprino Consultoria Empresarial – Eireli. He is a certified Board member by the Brazilian Corporate Governance Institute (IBGC). He has also been a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR) since 2004. He was a sitting member of the Board of Directors of CPFL Energia, from 2004 to April 2013, and deputy member from April 2013 to August 2014, and is currently a sitting member. He is not considered a politically exposed person.

Carlos Alberto Cardoso Moreira

Graduated in Business Administration from PUC/SP in 1984. From 1984 to 1988, he was Senior Investment Analyst for Credibanco. Between 1988 and 1992, he served as Vice-President of Citibank N.A. Mr. Moreira was also Institutional Client Officer for Banco BMC S.A. from 1992 to 1999. From 2000 to 2014, he served as the Investment and Finance Officer for Fundação Sistel de Seguridade Social (SISTEL). He is a certified Board member the Brazilian Corporate Governance Institute (IBGC). He is currently a member of the National Technical Commission on Investments – CNTI of Abrapp, a member of the Board of Directors of Geração, Transmissão e Distribuição S.A. – GTD. Furthermore, he is the Chief Administrative Officer of Bonaire Participações S.A. and Executive Officer of SISTEL. Mr. Moreira has held both sitting and deputy positions in the Board of Directors of CPFL Energia since 2002. He is not considered a politically exposed person.

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12.8. Information on the percentage of attendance in meetings of statutory committees, as well as of audit, risk, financial and compensation committees, even if not created by the Bylaws

Management and Risk Process Committee
Name	Percentage of attendance in meetings of the Committee in the most recent fiscal year (%)
Fernando Luiz Aguiar Filho	100%

Related Parties Committee
Name	Percentage of attendance in meetings of the Committee in the most recent fiscal year (%)
Fernando Luiz Aguiar Filho	100%

Human Resources Management Committee
Name	Percentage of attendance in meetings of the Committee in the most recent fiscal year (%)
Francisco Caprino Neto	100%
Carlos Alberto Cardoso Moreira	100%

Budget and Corporate Finances Commission
Name	Percentage of attendance in meetings of the Commission in the most recent fiscal year (%)
Fernando Luiz Aguiar Filho	100%

Strategy Commission
Name	Percentage of attendance in meetings of the Commission in the most recent fiscal year (%)
Fernando Luiz Aguiar Filho	100%

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12.9 Marriage, stable union or kinship up to the second degree between the following parties

a. issuer’s management

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of CPFL Energia.

b. (i) issuer’s management and (ii) the management of the issuer’s direct or indirect subsidiaries

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia.

c. (i) issuer’s management and that of its direct and indirect subsidiaries and (ii) the issuer’s direct or indirect controllers

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of CPFL Energia, or managers of its direct and indirect subsidiaries and its direct and indirect controlling shareholders.

d. (i) issuer’s management and (ii) the management of the issuer’s indirect and direct controlling corporations

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia.

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12.10 Inform any subordinate relations, service provision relations or control maintained, in the last three fiscal years, between the issuer’s management and the following parties

a. a corporation indirectly or directly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire capital stock.

No nominee for sitting or deputy positions in the Board of Directors or Fiscal Council of CPFL Energia has exercised, in the last three (3) fiscal years, executive duties in any corporation directly or indirectly controlled by the CPFL Energia.

b. direct or indirect controller of the issuer.

Certain nominees to positions on the Board of Directors of CPFL Energia have held, in the last three (3) fiscal years, management positions (officer of member of the Board of Directors) in a direct or indirect controlling corporation or entity of CPFL Energia, namely:

- Francisco Caprino Neto has occupied several executive positions at Camargo Corrêa S.A. and Camargo Corrêa Investimentos em Infraestrutura S.A. (Company’s indirect subsidiaries) up to April 30, 2015. Since May 2015, he has providing corporate advisory services for Camargo Corrêa S.A. (Company’s indirect subsidiary) through FCaprino Consultoria Empresarial – Eireli.

- Fernando Luiz Aguiar Filho is an Executive Officer at Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., ESC Energia S.A., Atila Holdings S.A. and Camargo Corrêa Geração de Energia S.A. (Company’s indirect controlling companies) and Director of Equity Interests at Camargo Corrêa S.A. (CCSA) (Company’s direct controlling company).

- Décio Bottechia Júnior is Chief Planning Officer at Previ (Company’s direct controlling company).

- Martin Roberto Glogowsky is the Chief Executive Officer of Fundação CESP (Company’s indirect controlling company).

- Carlos Alberto Cardoso Moreira is the Chief Executive Officer of Fundação SISTEL (Company’s indirect controlling company).

c. if relevant, any supplier, customer, creditor or debtor of the issuer, its subsidiary or controller or the subsidiaries of any of the aforementioned persons.

There are no relations marked by subordination, service provision or control between nominees to the Board of Directors or Fiscal Council of CPFL Energia and suppliers, customers, creditors or debtors of the CPFL Energia, or those of its subsidiaries, controllers or the subsidiaries of any of the aforementioned persons.

16

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.      Management Compensation

13.1    Compensation policy or practice of the board of directors, statutory and non-statutory board of executive officers, Fiscal Council and supporting committees.

a) objectives of the compensation policy or practice:

The compensation policy practiced by CPFL Energia aims to attract, retain, encourage and develop professionals in accordance with the standards of excellence required by the CPFL Energia Group.

The variable compensation of the statutory officers is based on the goals provided for in the Company’s Strategic Planning.

CPFL Energia’s Human Resources Management Committee, a supporting committee of the Board of Directors, checks the adherence of the fixed and variable compensation plans to the Company’s strategic plan and evaluates compliance with established short- and long-term goals.

b) breakdown of the compensation:

i.              Compensation elements and their objectives

Members of the Board of Directors and Fiscal Council of the Company receive fixed monthly fees, which are established in accordance with market standards, with differentiated compensation for the Chairman of the Board of Directors since 2012, due to the unique attributions of that position.

Members of the Statutory Board of Executive in addition to receiving fixed monthly fees, are entitled to (i) benefits, (ii) short-term incentives and (iii) long-term incentives.

Concerning variable compensation, (i) the benefits are designed to align the market practices,
(ii) the short-term incentives aim mainly to guide the behavior of the Executives towards improving the Company’s business strategy and achieving results, and (iii) the long-term incentives are designed to create a long-term vision and commitment, aligning interests of the Company’s statutory officers with the development of the Company and rewarding the achievements of results and the sustainable creation of value.

The Board of Directors’ sitting or alternate members who participate in supporting committees to the Board of Directors, namely, Management and Risks Processes Committee, Human Resources Management Committee and Related Parties Committee do not receive any additional compensation for their position held in such committees.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

ii.            In relation to the three previous fiscal years, proportion of each element in total compensation

  2015, 2014 and 2013
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	100%	100%	50%
Benefits	-	-	4%
Short-term incentives	-	-	24%
Long-term incentives	-	-	22%
Total	100%	100%	100%

Percentages informed to the Statutory Board of Executive Officers may vary mainly due to the composition based on variable elements.

            iii.        calculation and adjustment methodology for each element of the compensation

Members of the Board of Directors and the Fiscal Council are compensated through fixed monthly fees. Alternate members do not receive any compensation, except when replacing sitting member who they are related to. In this case, the Company pays to the alternate member only 50% of the monthly fee designed to the sitting member, if the alternate member participates in an annual meeting of the body, or pays the entire fixed monthly fee when the sitting member is temporarily unable to exercise their duties.

The adjustment to the compensation of the members of the Company’s Board of Directors and Fiscal Council is defined based on market research carried out by a specialized company.

The fixed compensation proposal defined by the Company’s Board of Directors for the statutory officers, as well as a possible adjustment, is based on a market research conducted by specialized consulting companies Hay Group do Brazil and Mercer Human Resources Consulting Ltda. The proposal for variable compensation is detailed in item 13.3.

            iv.        reasons justifying the breakdown of the compensation.

The breakdown of compensation takes into consideration the responsibilities of each position and based on the amounts practiced in the market for professionals who exercise corresponding duties.

v.         existence of members not remunerated by the issuer and the reason for this fact

Not applicable. None of our members is non-remunerated.

c) key performance indicators taken into consideration while determining each element of compensation:

The compensation of the members of the Company’s Board of Directors and Fiscal Council is fixed and does not consider the individual or organizational performance indicators.

Regarding variable compensation of statutory officers, the Company evaluates the performance of its members in accordance with the corporate and individual goals established pursuant to the Company’s strategic plan and guidelines of Shareholder Value Creation (GVA) system, which were previously defined and approved by the Board of Directors, which is supported by the Human Resources Management Committee to follow and evaluate the performance of the Board of Executive Officers with regard to compliance of its annual goals. The contract setting the targets of each Executive Officer includes financial, individual growth, value creation and people management targets.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

It is also incumbent upon the Human Resources Management Committee to follow regularly the development of the succession plan of the Board of Executive Officers and its criteria and to analyze the calculation methods provided for in the Administrative Rule that sets forth guidelines of the Long-Term Incentive Plan (“ILP”), prior to the submission of determination of results resolved by the Board of Directors.

d) how compensation is structured to reflect the evolution of performance indicators:

The fees of the Board of Directors and Fiscal Council are annually reviewed through market research and possible adjustments are defined by the Board of Directors, supported by the Human Resources Management Committee, and subsequently submitted to the Company’s Shareholders Meeting for their deliberation.

With regard to the statutory officers, the variable compensation is completely based on formally established quantitative and qualitative goals that reflect the evolution of the Company’s short- and long-term performance indicators.

e) how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer:

The compensation policy of the statutory officers is aligned with the Company’s interests, since it is based on criteria related to the strategic planning and the results of the Company. The Human Resources Management Committee, which supports the Company’s Board of Directors, is a committee that contributes to verify if the compensation is adequately aligned.

Our compensation policy is designed to encourage employees to seek the highest returns on the investments and projects developed by the Company, so that to align their interests with those of the Company’s through the following perspectives: (i) short-term: salary and benefits package compatible to the market; (ii) medium-term: payment of profit sharing and bonus in accordance with the performance of pre-established targets; and (iii) long-term: granting of phantom stocks through the specific program, with the possibility of converting the bonus into cash, as defined in item 13.4.

f) existence of compensation supported by subsidiaries or the direct or indirect parent company:

Members of the Company’s Board of Executive Officers, Board of Directors and Fiscal Council do not receive any compensation from the exercise of their respective positions in the Company that is supported by subsidiaries or parent companies.

g) existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of control of the issuer:

With regard to the members of the Board of Directors and the Fiscal Council, there is no compensation or benefit linked to the occurrence of specific corporate event.

Concerning the statutory officers, indemnification is provided for in the event of a significant change in the shareholders comprising the majority controlling block, which includes the extinction of the officer position, unilateral removal by the Board of Directors or a change in the working conditions analogous to the indirect termination of the employment agreement.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.2       Compensation recognized in the results of the three previous years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

COMPENSATION RECOGNIZED IN FISCAL YEAR 2013 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	6.92 members	4.42 members	6 members	17.33 members
c. Number of remunerated members	6.92 members	4.42 members	6 members	17.33 members
d.i. Fixed annual compensation
Salary or pro-labore	1,271	548	4,874	6,693
Direct and indirect benefits	3	2	28	33
Compensation for membership in committees	-	-	-	-
Other	260	114	2,006	2,380
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	3,281	3,281
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-1,972	-1,972
Description of other variable compensations			“Other” refers to INSS and ILP. Includes reversal of provision for ILP.
d.iii. Post-employment benefits	-	-	452	452
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	1,534	664	8,669
f. Total compensation for the Bodies				10,867

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2014 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	5 members	5.67 members	17.67 members
c. Number of remunerated members	7 members	5 members	5.67 members	17.67 members
d.i. Fixed annual compensation
Salary or pro-labore	1,528	670	4,588	6,786
Direct and indirect benefits	10	12	46	68
Compensation for membership in committees	-	-	-	-
Other	306	134	1,630	2,070
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	4,142	4,142
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	1,699	1,699
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	477	477
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	1,844	816	12,582
f. Total compensation for the Bodies				15,242

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2015 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	5 members	6.67 members	18.67 members
c. Number of remunerated members	7 members	5 members	6.67 members	18.67 members
d.i. Fixed annual compensation
Salary or pro-labore	1,642	720	7,016	9,378
Direct and indirect benefits	-	-	263	263
Compensation for membership in committees	-	-	-	-
Other	329	144	871	1,344
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	5,568	5,568
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-687	-687
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	553	553
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	1,971	864	13,584
f. Total compensation for the Bodies				16,419

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

OVERALL COMPENSATION PLANNED FOR FISCAL YEAR 2016 (R$ thousand) (1)

(1)       The amounts correspond to the period from May 2016 to April 2017, in accordance with the proposal for Compensation of the Board of Directors, the Board of Executive Officers and the Fiscal Council, resolved at Annual Shareholders’ Meeting.

a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	5 members	7 members	19 members
c. Number of remunerated members	7 members	5 members	7 members	19 members
d.i. Fixed annual compensation
Salary or pro-labore	1,844	809	8,038	10,691
Direct and indirect benefits	-	-	321	321
Compensation for membership in committees	-	-	-	0
Other	369	161	2,251	2,781
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	8,180	8,180
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	5,888	5,888
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	729	729
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	2,213	971	25,407
f. Total compensation for the Bodies				28,590

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.3    Variable compensation of the last three fiscal years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

FISCAL YEAR ENDED DECEMBER 31, 2013 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	6.92	4.42	6	17.33
Number of remunerated members	6.92	4.42	6	17.33
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	2,624(1)	2,624
ii. Maximum amount set forth in the compensation plan	N/A	N/A	3,937(1)	3,937
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	3,281(1)	3,281
iv. Amount effectively recognized in the results for the fiscal year	N/A	N/A	3,281(1)	3,281
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

FISCAL YEAR ENDED DECEMBER 31, 2014 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	5.67	17.67
Number of remunerated members	7	5	5.67	17.67
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	3,313(1)	3,313
ii. Maximum amount set forth in the compensation plan	N/A	N/A	4,969(1)	4,969
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	4,141(1)	4,141
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR ENDED DECEMBER 31, 2015 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	6.67	18.67
Number of remunerated members	7	5	6.67	18.67
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	4,454	4,454
ii. Maximum amount set forth in the compensation plan	N/A	N/A	6,682	6,682
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	5,568	5,568
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

VARIABLE COMPENSATION PLANNED – FISCAL YEAR 2016 (1) (2) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	7	19
Number of remunerated members	7	5	7	19
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	6,135	6,135
ii. Maximum amount set forth in the compensation plan	N/A	N/A	12,269	12,269
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	8,180	8,180
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

(1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

(2) The amounts correspond to the period from May 2016 to April 2017, in accordance with the proposal for Compensation of the Board of Directors, the Board of Executive Officers and the Fiscal Council, resolved at Annual Shareholders’ Meeting

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.4Share-based compensation plan for the board of directors and statutory board of executive officers in force during the previous year and planned for the current year

a)    general terms and conditions:

At Board of Directors’ Meeting held on March 25, 2015, a Long-Term Incentive Plan (“ILP”) was approved based on the Performance of Phantom Stock, which consists of the granting of phantom shares that, after a vesting period, as provided in item 13.4 (j), and if a minimum target for the appreciation in the price of CPFL stock on the exchange is reached, as provided for by the specific rules and revised on an annual basis, may be converted into a cash bonus, with no physical shares granted in any event.

This plan is accompanied annually by the Board of Directors through analyses and reports of its Human Resources Management Committee, which is a committee responsible for setting the general conditions of the plan. The Board of Directors has the powers to suspend the plan at any time.

Professionals who hold the statutory position of Chief Executive Officer or Vice Chief Executive Officer in our Company, as well as the CEOs of our subsidiaries (“Executives”), are directly eligible and subject to the performance of Officers and Level 2 Managers, and also limited to, at most, 50% of the executive Officers and 10% of the Level 2 Managers active in the company and exercising duties on the granting date, as approved by the Board of Directors, which is expected to occur by June of each year.

The performance of Officers and Managers is measured by looking at the positioning of the potential and performance assessment matrix (nine box), or, if replaced, another tool of forced distribution. The current tool in practice assesses not only the existence of the skills required to exercise the job, but also the achievement of the individual targets and the potential of the professional.

The initial amount of phantom stock is calculated based on the valuation of CPFL Energia, divided by the number of shares available in the market, and also the number of phantom shares granted to each eligible professional is based on targets established through the best market practices, always in number of compensations, which is subsequently approved by the Human Resources Management Committee and by the Board of Directors' Meeting.

b)    main objectives of the plan;

The program was designed to align the interests of eligible Executives and managers with those of shareholders, with the objectives of creating a long-term commitment and the consistent and sustainable creation of value. Likewise, because it involves the determining the long-term results, the plan also aims to retain the talent at the company that most adds value through their individual performance as measured by the potential and performance assessment matrix.

c)    how the plan contributes to these objectives;

When the valuation target set for the company in its long-term strategic plan is met, it shows that the objectives defined in the program were recognized by the market and the targets aimed for in the strategic plan were achieved.

d)    how the plan fits into the compensation policy of the issuer;

The plan is included in a mix of eligible professionals’ compensation so that to have a greater participation in the variable compensation package, which cannot be incorporated into the compensation and is subject to results that create economic value for the company.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

e)    how the plan aligns the interests of managers and the issuer’s in the short-, medium- and long-term;

The plan aims to encourage the eligible managers’ long-term commitment, taking into consideration that the policy was designed to meet the expectations of the Company’s strategic plan. In the short term, the interests will be aligned through a specific instrument, setting individual and People management targets, in addition to the corporate results assigned to the Group and/or management unit, which are not related to the ILP.

f)     maximum number of shares covered;

In 2015, 204,919 phantom stocks were granted, taking into consideration the initial amount based on the valuation of CPFL Energia, divided by the number of shares available in the market. This amount was used to determine the phantoms stocks granted to the eligible professionals as detailed in item 13.4. (a) hereof.

g)    maximum number of options to be granted;

Number of phantom stocks granted is fixed and is exclusively converted into cash bonus through market value determined by the weighted average of the share price in the last 45 trading sessions as from the last business day of December of the year preceding the conversion year. Conversion will be possibly effective after formal approval from the Board of Directors.

h)    conditions to share acquisition;

As described in item 13.4. (a), for phantom stocks granting, in addition their eligibility and performance, grantees must be active in the Company and exercising their duties on the granting date approved by the Board of Directors, expected to occur up to June of each year.

i)     criteria for fixing the acquisition or exercise price;

Initial amount of phantom shares is calculated based on CPFL Energia valuation, divided by number of shares available in the market, and number of phantom shares granted to each eligible professional is based on targets set by the best market practices, always in number of compensations, subsequently approved by the Human Resources Management Committee and by the Board of Directors’ Meeting.

j)     criteria for fixing the vesting period;

Total vesting period will be 4 years to be exercised as follows:

•         1/3 of phantom stocks granted can be converted into premium in the second year after the year of grant;

•         1/3, or 2/3, in case the first conversion has not been exercised, of the phantom stocks granted can be converted into premium in the third year after the year of grant; and

•         100% of phantom stocks granted and still not converted can be converted into premium in the fourth year after year of grant;

k)    form of settlement

When minimum valuation target set in the Company’s strategic plan is achieved, the settlement of phantom stocks as a premium (after the vesting period) consists in determining the Company's share price, as the weighted average (volume) of the share prices over the past 45 trading sessions from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

l)     restrictions on share transfer;

Considering that the plan does not provide for an effective delivery of shares, this item is not applicable.

m)  Criteria and events that, when verified, will cause the suspension, alteration or extinguishment of the plan;

In case of special events, the Board of Directors, at its criteria and supported by the Human Resources Management Committee’s evaluation, is empowered to alter, suspend or even extinguish the long-term incentive plan.

n)    Effects of the manager’s withdrawal from the bodies at the issuer on his or her rights set forth in the share-based compensation plan.

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom shares are canceled	Phantom shares can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom stocks will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.5Share-based compensation over the last 3 fiscal years and compensation planned for the current year, paid to the members of the Board of Directors and Statutory Board of Executive Officers

Despite the granting of phantom stocks in the years ended December 31, 2013, the Company did not pay any share-based compensation to the Board of Directors and Statutory Board of Executive Officers, since the value set as reference was lower than the appreciation target.

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2013
Body	Statutory Board of Executive Officers
Total number of members	6 members
Number of remunerated members	6 members
Grant of share options:
Granting date	07/31/2013
Number of shares granted	141,262
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (year of 2015)
Deadline to exercise the options	Fourth year after the year of grant (year of 2017)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	-
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	24,57
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2014
Body	Statutory Board of Executive Officers
Total number of members	5.67 members
Number of remunerated members	5.67 members
Grant of share options:
Granting date	03/25/2015
Number of shares granted	157,573
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2016)
Deadline to exercise the options	Fourth year after the year of grant (2018)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	22.40
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2015
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	07/25/2015
Number of shares granted	204,919
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2017)
Deadline to exercise the options	Fourth year after the year of grant (2019)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	20.88
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

SHARE-BASED COMPENSATION PLANNED FOR THE CURRENT YEAR (2016)
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	N/A
Number of shares granted	N/A
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant; (2018)
Deadline to exercise the options	Fourth year after the year of grant (2020)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	N/A
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.6Outstanding stock options of the board of directors and statutory board of executive officers at the end of the previous fiscal year

OUTSTANDING STOCK OPTIONS AT THE END OF THE FISCAL YEAR ENDED 12/31/2014
Body	Statutory Board of Executive Officers
Total number of members	4 members
Number of remunerated members	4 members
Not yet exercisable options
Number	124,607
Date when they will become exercisable	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant (2016)
Deadline to exercise the options	Fourth year after the year of grant (2018)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price	N/A(1)
Fair value of options on the last day of the fiscal year	N/A(1)
Exercisable options (2)
Number	-
Deadline to exercise the options	-
Period with restriction to share transfer	-
Average weighted exercise price	-
Fair value of options on the last day of the fiscal year	-
Fair value of total options on the last day of the fiscal year	-

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

OUTSTANDING STOCK OPTIONS AT THE END OF THE FISCAL YEAR ENDED 12/31/2015
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Not yet exercisable options
Number(1)	329,526
Date when they will become exercisable	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant (2017);
Deadline to exercise the options	Fourth year after the year of grant (2019)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price	N/A(2)
Fair value of options on the last day of the fiscal year	N/A(2)
Exercisable options (3)
Number	-
Deadline to exercise the options	-
Period with restriction to share transfer	-
Average weighted exercise price	-
Fair value of options on the last day of the fiscal year	-
Fair value of total options on the last day of the fiscal year	-

(1) The number of outstanding options at the end of 2015 include 2014 balance and the number of options granted in 2015.

(2) Share-based compensation paid by the Company does not set forth the effective delivery of physical shares to its beneficiaries, due to the fact that they are phantom shares, as described in item 13.4 above.

(3) First option is to be exercised in 2016.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.7Options exercised and stock given as share-based compensation to the Board of Directors and the Statutory Board of Executive Officers in the last 3 fiscal years

For the years ended December 31, 2013 and 2014, the Company did not pay any share-based compensation to the Board of Directors and Statutory Board of Executive Officers. Additionally, there were no phantom stocks exercised in 2015.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.8Information necessary to understand the data disclosed in items 13.5 to 13.7, such as an explanation of the method used for share and option pricing

a)    Pricing model

In order to grant phantom stocks, CPFL Energia valuation was considered as the initial amount, divided by the number of shares available in the market.

For subsequent settlement of phantom stocks (premium after vesting period), CPFL share price will be considered, as per weighted average (volume) of share prices over the last 45 trading sessions, from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

b)    data and assumptions used in the pricing model, including the share weighted average price, strike price, expected volatility, term of life of the option, expected dividends and risk-free interest rates

According to the calculation model mentioned in item 13.8 (a), the amount of R$20.88 was determined as initial price of phantom stocks. Stock option price will be only determined when the vesting period is ended, therefore the first exercise will occur in 2015; other items are not applicable to the ILP model in force.

c)    method used and the assumptions made to incorporate the expected effects of early exercise

There is no expected early exercise.

d)    how the expected volatility is determined

It is not applicable to the plan model, due to the fact that share volatility was not considered in the determination of bonus amount.

e)    if any other features of the option was incorporated when measuring its fair value

There are no other features of the options incorporated when measuring its fair value.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.9       Inform the number of shares or quotas, directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect parent companies, subsidiaries or companies under common control, members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, by body

SECURITIES ISSUED BY CPFL ENERGIA – 12/31/2015
Body	Common Shares
	Directly	Indirectly	Total
Statutory Board of Executive Officers	105,672	0	0
Board of Directors	0	0	0
Fiscal Council	0	0	0

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.10 Pension plans in effect for members of the Board of Directors and Statutory Board of Executive Officers

Only the Statutory Executive Officers have pension plans. Members of the Fiscal Council and Board of Directors do not enjoy such benefit.

a. Body	Statutory Board of Executive Officers
b. Number of members	5	1
c. Number of remunerated members	5	1
d. Name of the pension plan	PGBL Bradesco	PGBL Brasil Prev
e. Number of members of the management that meet the conditions to retire	0	0
f. Conditions for early retirement	None	None
g. Adjusted amount of the contributions made in the pension plan up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management	R$ 1,002	R$ 194
h. Total amount of the contributions made up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management*	R$ 502	R$ 49
i. If there is a possible early redemption and what are the conditions for it	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).

* amounts already monetarily adjusted.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.11 Compensation of members of the board of directors, statutory board of executive officers and Fiscal Council

Reasons for not filling out the chart:

This item 13.11 is suspended in relation to the members of the Brazilian Institute of Finance Executives in Rio de Janeiro (“IBEF-RJ”), and, consequently, toward companies with which are associated, due to a favorable ruling in the lower court granted by the 5th Federal Court in Rio de Janeiro, in the scope of Ordinary Lawsuit No. 2010.5101002888-5 filed by IBEF. CVM has appealed against the decision and the process has not been judged in higher court.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.12 Describe all contractual arrangements, insurance policies or other payment or compensation mechanisms for executive officers in case of termination or retirement, as well as the financial impacts to the issuer

ILP Rule which sets forth ILP guidelines for the 2014 and 2015 programs establishes how the exercise of Virtual Value Units (“VVUs”), both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted provided that intended conversion is announced up to 30 days after the termination, thus communicating the Human Resources Management Committee.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom shares will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

In case it occurs before the end of term of office, as an initiative of the Company, the dismissed Statutory Executive Officer(s) will be entitled to:

•       Full payment of fees regarding the month of dismissal;

•       13th monthly fee, proportional to the numbers of months worked in the year;

•       1 monthly fee, as a Prior Notice; and

•       Indemnification of convertible portions of the Long-Term Incentive Plan – ILP.

The officer is entitled, as a supplementary right, to receive a special and sole indemnification, corresponding to the amount of six (6) fees, in case of significant change of shareholders comprising the majority controlling block, which includes:

i) extinction of the Officer position, object of the Management Hiring Agreement;

ii) unilateral removal by the Board of Directors; and

iii) change in the working conditions, similar to an indirect termination of the employment agreement, set forth in Article 483 of Consolidation of the Labor Laws - CLT, or that make it less attractive to perform the duties, such as: compensation, benefits, duties, assignments, authority or responsibilities. In this case, the officer can terminate Management Hiring Agreement, therefore being entitled to the indemnification set forth herein.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.13 Percentage of total compensation of each body, as recognized in the result of the Company, related to each member of the board of directors, statutory executive officers or fiscal council that is either a direct or indirect controller, according to applicable accounting rules.

FISCAL YEAR 2013
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	92%	100%	0%

FISCAL YEAR 2014
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	87%	100%	0%

FISCAL YEAR 2015
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	87%	100%	0%

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.14 Amounts recognized in the profit or loss of the issuer as compensation of the members of the board of directors, statutory officers or fiscal council grouped by body, for any reason other than the position they hold, such as consulting or advisory commissions and services.

There was no amount paid as a compensation for the members of the Board of Directors, Statutory Officers or Fiscal Council for any reason other than the position they hold in the Company.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.15 In relation to the last three fiscal years, amounts recognized in the profit or loss of the direct or indirect controlling shareholders, of companies under shared control and of subsidiaries of the issuer as compensation of the members of the board of directors, board of executive officers or fiscal council, grouped by body, specifying the reason why these amounts were attributed to those individuals

FISCAL YEAR 2013 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	10,928	10,928
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2013 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2014 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	3,214	3,214
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

FISCAL YEAR 2014 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2015 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	4,292	4,292
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount for the fiscal year.

FISCAL YEAR 2015 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

13.16 Provide other information the issuer deems relevant.

Number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers was calculated in line with the provision of the CVM/SEP Circular No. 002/2016, as detailed in the following tables, in each fiscal year:

FISCAL YEAR ENDED DECEMBER 31, 2015
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	6
February	7	5	6
March	7	5	6
April	7	5	6
May	7	5	7
June	7	5	7
July	7	5	7
August	7	5	7
September	7	5	7
October	7	5	7
November	7	5	7
December	7	5	7

FISCAL YEAR ENDED DECEMBER 31, 2014
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	5
February	7	5	5
March	7	5	5
April	7	5	5
May	7	5	6
June	7	5	6
July	7	5	6
August	7	5	6
September	7	5	6
October	7	5	6
November	7	5	6
December	7	5	6

APPENDIX IV

(ACCORDING TO ARTICLE 12 OF CVM INSTRUCTION 481/09 - APPENDIX 13 OF THE REFERENCE FORM)

FISCAL YEAR ENDED DECEMBER 31, 2013
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	6	5	6
February	7	5	6
March	7	5	6
April	7	4	6
May	7	3	6
June	7	5	6
July	7	4	6
August	7	5	6
September	7	5	6
October	7	4	6
November	7	4	6
December	7	4	6

APPENDIX V

information required as a result of the Capital Increase resolution

(Pursuant to Annex 14 of CVM Instruction 481/09)

1. Inform the amount of the increase and the new amount of capital.

The Management of the Company proposes to increase the capital stock by three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68), from the current five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07) to five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75).

The Management of the Company will submit to Shareholders the proposal for increase in the capital stock through the issue of bonus shares at the ratio of 2.507570448%, i.e., in the proportion of 0.02507570448 new share, of the same type, for each share held by shareholders at the end of April 29, 2016. The shares shall be released for trading ex-bonus rights as from May 2, 2016; additionally, the new shares shall be included in the stockholders position on May 5, 2016. The bonus shares will be issued in whole numbers. In case shares cannot be attributed as a whole number to any shareholder, the procedures envisioned in Paragraph 3, Article 169 of Federal Law 6,404/76 will be adopted.

2. Inform whether the capital increase will be through: (a) conversion of debentures or other debt securities into shares; (b) exercise of subscription rights or warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares.

The capital increase will be held through capitalization (reversal) of the Bylaws reserve for working capital reinforcement, pursuant to Article 169 of Brazilian Corporations Law, through bonus of Company shares, as described in item 1 above.

3. Explain in detail the reasons for the capital increase and its legal and economic consequences.

The Management of the Company believes that the proposed increase in the capital stock will adjust the capital to the Company’s operating reality, while strengthening its equity position. The newly issued shares will be distributed free of charge and will benefit Shareholders proportionally to their shareholding prior to the bonus, without any legal or economic consequences to Shareholders in relation to their rights.

4. Provide a copy of the fiscal council report, if applicable.

In the meeting held on March 16, 2016, the Fiscal Council of the Company approved and issued an opinion supporting the Capital Increase, which is attached hereto as Appendix VI.

5. If the capital increase is through the subscription of shares:

Not applicable.

6.           If the capital increase is through the capitalization of profits or reserves

a.                                Inform if it will change the par value of the shares, if any, or the distribution of new shares among shareholders

The capital increase will not result in the change of the par value of the shares, as the Company’s stock has no par value. However, said increase will lead to the distribution of new shares among the shareholders of the Company, as demonstrated in the chart included in sub-item 6, “c”, “i” below.

b.                               Inform if the capitalization of profits or reserves will be made with or without any change to the number of shares, in companies whose shares have no par value

As the Company’s stock has no par value, the capital increase will be conducted through the increase in the number of shares, as demonstrated in the chart in sub-item 6, “c”, “i” below.

c.                                In the case of distribution of new shares

i.                                             Provide the number of shares of each type and class issued

	Balance on 12.31.2015	Proposed Bonus	Balance after Bonus
Free Float of Common Shares	316,929,346	7,947,227	324,876,573
Common Shares held in Treasury	0	0	0
Total	993,014,215	24,900,531	1,017,914,746

  ii.                                          Inform the percentage that shareholders will receive in shares

The shareholders of the Company will receive bonus shares at the ratio of 2.507570448%. As a result, 0.02507570448 new shares, of the same type, will be distributed as bonus for each share held by shareholders on April 29, 2016. Treasury shares will be equally affected by share bonus.

The Management of the Company will submit to Shareholders the proposal for increase in the capital stock through the issue of bonus shares at the ratio of 2.507570448%, i.e., in the proportion of 0.02507570448 new share, of the same type, for each share held by shareholders at the end of April 29, 2016. The shares shall be released for trading ex-bonus rights as from May 2, 2016; additionally, the new shares shall be included in the stockholders position on May 5, 2016.

iii.                                          Describe the rights, advantages and restrictions attributed to the newly issued shares

The shares to be issued will entitle their holders to the same rights and conditions as existing shares, including any rights to dividends, interest on equity and any capital remuneration that may be declared by the Company after the capital increase.

iv.                                          Inform the acquisition cost, in reais per share, to be attributed to the shareholders to comply with Article 10 of Federal Law 9,249 of December 26, 1995

The cost attributed to the bonus shares is of R$15.781680012 per share.

  v.                                          Inform how fractions of shares will be dealt with, if applicable

Bonus shares will be granted always in whole numbers, and any fractions will be sold at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), with the resulting net earnings made available to shareholders of record prior to the share bonus. In case shares cannot be attributed as a whole number to any shareholder, the procedures envisioned in Paragraph 3, Article 169 of Federal Law 6,404/76 will be adopted. The Company will provide further details on the procedure on a timely manner.

d.                                Inform the time period envisaged in Paragraph 3, Article 169 of Federal Law 6,404/76

Bonus shares will be granted always as whole numbers, and any fractions will be sold at the BM&FBOVESPA, with the resulting net earnings made available to shareholders of record prior to the share bonus. The Company will provide further details on said procedure on a timely manner, including information regarding the time period, of at least thirty days, during which Company shareholders may transfer share fractions, pursuant to Paragraph 3, Article 169 of Federal Law 6,404/76.

e.                                Inform and provide the information and documents provided for in Item 5 above, if applicable

Not applicable.

7.           If the capital increase is through the conversion of debentures or other debt securities into shares or the exercise of warrants

Not applicable.

APPENDIX VI

report of the fiscal council of cpfl energia s.a.

(Pursuant to item 4, Annex 14 of CVM Instruction 481/09)

The members of the Fiscal Council of CPFL Energia S.A., in fulfilling their legal responsibilities and in compliance with the provisions in Article 163, item III of Federal Law 6,404/76, as amended (“Brazilian Corporations Law”), after examining the management proposal to increase the Company’s capital by three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68) through the private issue of twenty-four million, nine hundred thousand and five hundred thirty-one  (24,900,531) common shares, through the realization of the Statutory Reserve for Working Capital Improvement, pursuant to Article 169 of Brazilian Corporations Law (“Capital Increase Proposal"), hereby issue this unanimous Report, pursuant to the discussions during the meeting of the Fiscal Council held on this date, recommending the approval of the Capital Increase Proposal by the Company’s shareholders gathered in the Annual and Extraordinary Shareholders' Meetings to be held on April 29, 2016.

São Paulo, March 16, 2016

WILLIAM BEZERRA CAVALCANTI FILHO

Chairman

ADALGISO FRAGOSO DE FARIA                                                             MARCELO DE ANDRADE

                       Member                                                                                                     Member

CARLOS ALBERTO CARDOSO MOREIRA                                                CELENE CARVALHO DE JESUS

                       Member                                                                                                                    Member

APPENDIX VII

(ACCORDING TO ARTICLE 11 OF CVM INSTRUCTION 481/09)

Information on Amendment to the Bylaws

Current Wording	Proposed Wording	Justification

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07), divided into nine hundred ninety-three million, fourteen thousand and two hundred fifteen (993,014,215) common registered shares, with no par value.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is ~~five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07)~~ five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75), divided into ~~nine hundred ninety-three million, fourteen thousand and two hundred fifteen (993,014,215)~~ one billion, seventeen million, nine hundred fourteen thousand and seven hundred forty-six (1,017,914,746) common registered shares, with no par value.

Amendment to reflect the capital increase of the Company, through realization of the Statutory Reserve for Working Capital Improvement, with share bonus, pursuant to Article 169 of Federal Law 6,404/76.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.